UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Index

1. Summary of 2011 Third Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the Third Quarter of 2011 (Consolidated)

3. Exhibit 99.2 KB Financial Group Review Report for the Third Quarter of 2011 (Separate)

3

Summary of 2011 Third Quarter Business Report

On November 29, 2011, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the third quarter of 2011 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary (and in the attached review report) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

4

1.	Introduction to the Company

1.1.	Business Purposes

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as credit card business, financial investment business, insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund as a second-tier subsidiary

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 27, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC No.3 PEF as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

5

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd.

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

1.3.	Overview of the Business Group

(As of September 30, 2011)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	-	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Kookmin Card	KB Financial Group	Not listed
	KB Investment & Securities	KB Financial Group	Not listed
	KB Life Insurance	KB Financial Group	Not listed
	KB Asset Management	KB Financial Group	Not listed
	KB Real Estate Trust	KB Financial Group	Not listed
	KB Investment	KB Financial Group	Not listed
	KB Credit Information	KB Financial Group	Not listed
	KB Data Systems	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Hong Kong	Kookmin Bank	Not listed
	Kookmin Bank International	Kookmin Bank	Not listed
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed

	KB Investment & Securities Hong Kong	KB Investment & Securities	Not listed
	KB-Glenwood Private Equity Fund No.1	KB Investment & Securities	Not listed

	NPS-KBIC PEF No. 1.	KB Investment	Not listed
	Burrill-KB Life Sciences Fund	KB Investment	Not listed
	KBIC No.3 PEF	KB Investment	Not listed
	KoFC KBIC Frontier Champ 2010-5 PEF	KB Investment	Not listed

Notes:

(1)	On March 2, 2011, KB Kookmin Card Co., Ltd., previously a business division of Kookmin Bank, was newly established and added as a first-tier subsidiary of KB Financial Group.
(2)	On March 14, 2011, KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. Accordingly, KB Futures Co., Ltd. is no longer a first-tier subsidiary of KB Financial Group.

6

1.4.	Capital Structure

1.4.1.	Common Shares

Capital Increase

(As of September 30, 2011)			(Unit: Won, shares)

Issue Date	Type	Number	Par Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%

Number of Shares

(As of September 30, 2011)	(Unit: shares)

	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	386,351,693	386,351,693
Treasury Stock (B)	—	—
Shares Outstanding (A-B)	386,351,693	386,351,693

1.4.2.	Voting Rights

(As of September 30, 2011)
Items		Number of shares	Notes
Total number of issued shares	Common shares	386,351,693	—
	Preferred shares	—	—
Shares without voting rights	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	386,351,693	—
	Preferred shares	—	—

7

1.5.	Dividend

Items		January 1, 2010 to December 31, 2010	January 1, 2009 to December 31, 2009	September 29, 2008 to December 31, 2008
Par value per share (Won)		5,000	5,000	5,000
Net income (Won in Millions)		88,320	539,818	611,927
Earnings per share (Won)		257	1,659	2,078
Total cash dividends (Won in Millions)		41,163	78,897	—
Total stock dividends (Won in Millions)		—	—	—
Cash dividend payout ratio (%)		46.6	14.6	—
Cash dividend yield (%)	Common Shares	0.2	0.4	—
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	120	230	—
	Preferred Shares	—	—	—
Stock dividend per share (Shares)	Common Shares	—	—	—
	Preferred Shares	—	—	—

*	The total number of common shares that were eligible for payment of dividends for the years ended December 31, 2010 and December 31, 2009 was 343,028,989 shares (which excludes 43,322,704 shares that were held by Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, as of such periods), respectively.

8

2.	Business

2.1.	Results of Operations

	(Unit: in millions of Won)
	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010
Net interest income	5,221,267	4,496,790
Interest income	10,272,849	9,732,123
Interest expense	(5,051,582)	(5,235,333)
Net fee and commission income	1,399,186	1,298,026
Fee and commission income	2,132,820	1,829,523
Fee and commission expense	(733,634)	(531,497)
Net gains (losses) on financial assets/liabilities at fair value through profit and loss	710,302	540,792
Provision for credit losses	(1,006,225)	(2,259,544)
G&A Expenses	(2,847,564)	(2,814,729)
Employee compensation and benefits	(1,344,273)	(1,392,120)
Depreciation and amortization	(241,908)	(245,776)
Other general and administrative expenses	(1,261,383)	(1,176,833)
Net other operating income (expenses)	(541,006)	(673,059)
Operating profit	2,935,960	588,276

*	Consolidated basis

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2.2.	Source and Use of Funds

2.2.1.	Source of Funds

		(Unit: in millions of Won, %)
		For the nine months ended September 30, 2011			For the year ended December 31, 2010
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won currency	Deposits	171,677,351	2.77	64.62	156,201,468	2.72	59.93
	Certificate of deposit	1,804,137	3.83	0.68	11,044,417	4.00	4.24
	Borrowings	4,454,360	2.97	1.68	3,775,933	2.86	1.45
	Call money	1,814,016	2.95	0.68	836,862	2.20	0.32
	Debentures	24,702,191	5.41	9.30	30,865,318	5.42	11.84
	Other	3,996,740	2.81	1.50	3,790,818	2.63	1.45

Subtotal		208,448,795	3.10	78.46	206,514,816	3.19	79.23

Foreign currency	Deposits	3,085,831	0.56	1.16	3,587,564	0.69	1.38
	Borrowings	7,026,001	0.95	2.64	6,021,855	1.05	2.30
	Call money	936,686	0.89	0.35	1,046,087	0.68	0.40
	Debentures	3,797,730	5.15	1.43	4,561,180	4.16	1.75
	Other	109,891	0.00	0.04	125,392	0.00	0.05

Subtotal		14,956,139	1.92	5.62	15,342,078	1.86	5.88

Other	Total shareholders’ equity	23,782,138	—	8.95	20,371,597	—	7.82
	Allowances	1,102,699	—	0.42	1,032,315	—	0.40
	Other	17,400,393	—	6.55	17,393,480	—	6.67

Subtotal		42,285,230	—	15.92	38,797,392	—	14.89

Total		265,690,164	—	100.00	260,654,286	—	100.00

*	Consolidated basis

10

2.2.2.	Use of Funds

		(Unit: in millions of Won, %)
		For the nine months ended September 30, 2011			For the year ended December 31, 2010
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won currency	Due from banks	1,477,659	3.67	0.56	1,244,458	2.54	0.48
	Securities	41,765,871	3.85	15.72	40,058,527	4.46	15.37
	Loans	178,134,382	5.85	67.05	173,370,821	5.55	66.51
	Call loan	1,208,154	3.19	0.45	1,486,637	2.21	0.57
	Private placement corporate bonds	1,503,621	5.86	0.57	2,701,689	5.47	1.04
	Credit cards	12,392,649	10.70	4.66	11,922,426	10.85	4.57
	Other	2,155,145	2.99	0.81	2,574,651	2.43	0.99
	Allowance for credit losses ( - )	(3,702,704)	—	(1.39)	(3,839,860)	—	(1.47)

Subtotal		234,934,777	5.79	88.43	229,519,349	5.66	88.06

Foreign currency	Due from banks	714,990	2.14	0.27	571,545	1.12	0.22
	Securities	1,670,032	2.94	0.63	2,087,107	2.82	0.80
	Loans	8,982,330	2.24	3.39	8,477,923	2.60	3.25
	Call loan	956,886	0.62	0.36	840,333	0.52	0.32
	Bills bought	2,320,999	2.16	0.87	2,183,308	2.63	0.84
	Allowance for credit losses ( - )	(206,903)	—	(0.08)	(239,913)	—	(0.09)
	Other	1,196	4.38	0.00	1,179	22.41	0.00

Subtotal		14,439,530	2.23	5.44	13,921,482	2.50	5.34

Other	Cash	1,494,962	—	0.56	1,337,416	—	0.51
	Fixed assets held for business	3,223,413	—	1.21	3,265,184	—	1.25
	Other	11,597,485	—	4.36	12,610,855	—	4.84

Subtotal		16,315,860	—	6.13	17,213,455	—	6.60

Total		265,690,167	—	100.00	260,654,286	—	100.00

*	Consolidated basis

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2.3.	Other Information for Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group (calculated in accordance with Basel I)		(Unit: in millions of Won, %)

	As of September 30, 2011(1)	As of December 31, 2010(2)	As of December 31, 2009(2)
Total Capital (A)	26,263,986	23,948,343	24,360,262
Risk-weighted assets (B)	192,104,995	183,077,983	182,664,075
BIS ratio (A/B)(3)	13.67	13.08	13.34

(1)	Based on Korean IFRS
(2)	Based on generally accepted accounting principles in Korea (“Korean GAAP”)
(3)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100

Kookmin Bank (calculated in accordance with Basel II)		(Unit: in billions of Won, %)

	As of September 30, 2011(1)	As of December 31, 2010(2)	As of December 31, 2009(2)
Total Capital (A)	21,054	20,801	21,708
Risk-weighted assets (B)	144,415	154,806	154,593
BIS ratio (A/B)	14.58	13.44	14.04

(1)	Based on Korean IFRS (consolidated basis)
(2)	Based on Korean GAAP (consolidated basis)

2.3.2.	Credit ratings

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation

07/07/2011	Debentures	AAA	Korea Ratings (AAA ~ D)	Stable
06/30/2011	Debentures	AAA	KIS Ratings (AAA ~ D)	Stable
05/16/2011	Debentures	AAA	NICE Ratings (AAA ~ D)	Stable

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3.	Financial Information

3.1.	Separate Condensed Financial Information

	(Unit: in millions of Won)
	As of September 30, 2011	As of December 31, 2010
Cash and due from financial institutions	427,233	759,998
Loans	160,000	160,000
Investments in subsidiaries	17,673,322	17,673,322
Property and equipment	885	1,109
Intangible assets	1,625	2,133
Current income tax assets	—	125,423
Deferred income tax assets	1,383	898
Other assets	594,728	57,029

Total Assets	18,859,176	18,779,912

Debentures	549,868	799,353
Current income tax liabilities	536,813	—
Other liabilities	36,657	159,438

Total Liabilities	1,123,338	958,791

Capital stock	1,931,758	1,931,758
Capital surplus	13,513,809	13,513,809
Retained earnings	2,290,271	2,375,554

Total Equity	17,735,838	17,821,121

Total Liabilities and Equity	18,859,176	18,779,912

	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010
Operating revenue	21,415	123,110
Operating profit (loss)	(44,565)	58,603
Profit (loss) before tax	(44,606)	59,038
Profit (loss) for the period	(44,120)	59,471

13

3.2.	Consolidated Condensed Financial Information

	(Unit: in millions of Won)
	As of September 30, 2011	As of December 31, 2010
Cash and due from financial institutions	9,278,043	6,844,663
Financial assets at fair value through profit and loss	6,111,485	3,998,478
Derivative financial assets	3,133,809	2,595,121
Loans	209,979,434	197,621,004
Financial investments	36,339,647	36,189,650
Investments accounted for using the equity method	855,987	723,411
Property and equipment	3,137,899	3,150,260
Investment property	78,977	52,921
Intangible assets	375,758	417,996
Deferred income tax assets	19,897	4,045
Assets held for sale	9,426	9,353
Other assets	10,562,688	7,163,720

Total Assets	279,883,050	258,770,622

Financial liabilities at fair value through profit and loss	1,454,870	1,279,869
Deposits	187,482,768	179,877,061
Debts	16,137,688	11,744,389
Derivative financial liabilities	2,677,422	2,236,359
Debentures	27,663,904	29,107,316
Provisions	847,597	1,020,070
Other liabilities	19,345,485	13,526,412
Current income tax liabilities	538,272	29,641
Deferred income tax liabilities	192,728	283,575

Total Liabilities	256,340,734	239,104,692

Equity attributable to equity holders of the parent entity	22,766,281	18,496,687
Capital stock	1,931,758	1,931,758
Capital surplus	15,842,218	15,990,278
Accumulated other comprehensive income	258,623	430,572
Retained earnings	4,733,682	2,620,888
Treasury shares	—	(2,476,809)
Non-controlling interests	776,035	1,169,243

Total Equity	23,542,316	19,665,930

Total Liabilities and Equity	279,883,050	258,770,622

	For the nine months ended September 30, 2011	For the nine months ended September 30, 2010
Operating revenue	20,480,508	19,944,169
Operating profit	2,935,960	588,276
Profit before income tax	2,884,862	548,473
Profit for the period	2,201,069	545,346
Profit attributable to equity holders of the parent entity	2,153,957	487,632
Number of consolidated companies	68	56

14

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in billions of Won, %)
Category	Third Quarter 2011(1)(2)	2010(1)(3)	2009(1)(3)
Current assets in Won (a)	222.3	763.7	854.9
Current liabilities in Won (b)	2.2	1.5	0.5
Current ratio (a/b)	10,230.61%	50,241.38%	178,473.28%

(1)	Calculated based on Won-denominated assets and liabilities due within one month (in accordance with an amendment to the Financial Holding Company Act in March 2009).
(2)	Based on Korean IFRS (separate basis)
(3)	Based on Korean GAAP (non-consolidated basis)

3.3.2.	Selected ratios

	(Unit: %)
Category	Third Quarter 2011(1)	2010(2)	2009(2)
Net income as a percentage of average total assets	1.07%	0.03%	0.20%
Net income as a percentage of average stockholders’ equity	14.13	0.49	3.25

(1)	Based on Korean IFRS
(2)	Based on Korean GAAP

15

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower

(As of September 30, 2011)
Company	Credit extended *
(Unit: in billions of Won)

Hyundai Heavy Industries	1,081

Hyundai Steel	945

LG Electronics	851

GS Caltex	634

Daewoo Shipbuilding & Marine Engineering	630

Shinhan Financial Group	602

KT Corporation	590

Hyundai Motor Company	578

Samsung Heavy Industries	516

Samsung Electronics	483

Hyundai Capital	475

Shinhan Card	425

S-Oil	413

LG Display	362

Samsung Card	353

Daewoo International	321

Hyundai Development	312

Hanjin Heavy Industries & Construction	307

CJ Cheiljedang Corp.	301

Incheon Bridge Co., Ltd.	296

Total	10,475

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business

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3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of September 30, 2011)
Group	Credit extended *
(Unit: in billions of Won)

Hyundai Motor	3,555

Samsung	2,883

LG	2,210

Hyundai Heavy Industries	1,542

SK	1,498

Lotte	954

Hanwha	877

GS	840

KT Corporation	830

POSCO	762

Total	15,951

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business

3.3.5.	Kookmin Bank’s Loan Concentration by Industry

	(As of September 30, 2011)
Industry	Total Credit	Percentage of Total Credit
	(Unit: in billions of Won, %)

Manufacturing	35,726	35.94%

Construction	7,119	7.16

Real estate	15,415	15.51

Retail and wholesale	16,715	16.81

Hotel, leisure or transportation	5,901	5.93

Finance and insurance	2,086	2.10

Other	16,453	16.55

Total	99,415	100.00%

17

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank

	(As of September 30, 2011)
	Industry	Total Credit	Allowance for Credit Losses
	(Unit: in billions of Won)

Borrower A	Construction	130	60

Borrower B	Manufacturing	111	164

Borrower C	Construction	81	50

Borrower D	Construction	80	61

Borrower E	Construction	76	68

Borrower F	Real estate and leasing	72	72

Borrower G	Construction	72	54

Borrower H	Construction	65	60

Borrower I	Finance and insurance	62	30

Borrower J	Manufacturing	54	74

Borrower K	Construction	54	11

Borrower L	Entertainment services	50	31

Borrower M	Construction	45	45

Borrower N	Construction	41	13

Borrower O	Real estate and leasing	40	8

Borrower P	Construction	38	38

Borrower Q	Entertainment services	38	20

Borrower R	Finance and insurance	35	1

Borrower S	Manufacturing	30	2

Borrower T	Manufacturing	29	18

Total		1,203	880

3.4.	Other Financial Information

See Exhibit 99.1/99.2 KB Financial Group Review Report by our independent auditors for our full consolidated and separate financial statements and relevant notes, which have been prepared in accordance with Korean IFRS. The Review Report will also be available on our website, www.kbfng.com.

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4.	Independent Public Accountants

4.1.	Audit / Review Services

Period	Auditor	Activity	Compensation(1) (in millions of Won)	Accrued Time (hours)
January 1 to September 30, 2011	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system, and PCAOB audit of consolidated financial statements and internal control over financial reporting	1,150 (annualized basis)	5,940
January 1 to December 31, 2010	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, and review of internal accounting management system	263	5,415
January 1 to December 31, 2009	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, and review of internal accounting management system	250	5,251

(1)	Excluding value-added taxes

4.2.	Non-Audit Services

(Unit: millions of Won)
Period	Contract date	Activity	Service period	Compensation(1)
January 1 to September 30, 2011	-	-	-	-
January 1, to	December 30, 2010	US GAAP and SOX Audit	December 30, 2010 to June 30, 2011	2,700
December 31, 2010	April 30, 2010	K-IFRS Audit	April 30, 2010 to March 31, 2011	380
January 1 to	November 12, 2009	US GAAP and SOX Audit	November 12, 2009 to June 30, 2010	2,700
December 31, 2009	July 21, 2009	Issuance of comfort letter	July 21, 2009 to September 1, 2009	210

(1)	Excluding value-added taxes

19

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of September 30, 2011, the board of directors consisted of two executive directors, two non-standing directors and eight non-executive directors. The following committees currently serve under our board of directors:

•	Board Steering Committee

•	Audit Committee

•	Management Strategy Committee

•	Risk Management Committee

•	Evaluation & Compensation Committee

•	Non-Executive Director Nominating Committee

•	Audit Committee Member Nominating Committee

For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Directors, 6.2. Non-Standing Directors and 6.3. Non-Executive Directors below.

5.2.	Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, planning and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

20

5.3.	Compensation to Directors

5.3.1.	Compensation to Directors (including Non-executive Directors) and Audit Committee Members

	(Unit: in millions of Won)
	Total number of persons	Total amount approved at Shareholders’ Meeting(1)	Notes
Registered Directors (including non-executive directors and audit committee members)	12	5,000	—

(1)	Represents the aggregate amount for all directors (including non-executive directors). Excludes long-term incentives.

	(Unit: in millions of Won)
	Total number of persons	Total payment (1) (3) (4) (5)	Average payment per person(2)	Total amount of fair value of stock options	Notes

Registered Directors (including two non-standing directors)	4	892	223	—	—

Non-executive Directors (excluding audit committee members)	3	172	57	—	—

Audit committee members or internal auditor	5	272	54	—	—

Total	12	1,336	111	—	—

(1)	Represents total amount paid for the nine months ended September 30, 2011.
(2)	Represents (i) the total amount paid for the nine months ended September 30, 2011, divided by (ii) the total number of applicable persons.
(3)	Payment subject to the Company’s internal policies on compensation to directors.
(4)	In addition to the total payments as presented in the above table, we recorded Won 2,074 million in our income statement for the nine months ended September 30, 2011 with respect to performance-based stock grants, the payment and amount of which are determined in accordance with the performance of the grantees. For details regarding the fair value calculation method used, see the notes to the financial statements attached hereto.
(5)	In addition to the total payments as presented in the above table, a total of Won 237 million was paid in the first quarter of 2011 with respect to short-term performance-based compensation in accordance with the performances in 2010.

21

5.4.	Affiliated Companies

5.4.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group and its ownership of such companies as of September 30, 2011 are as follows.

•	Kookmin Bank (100.00%)

•	KB Kookmin Card (100.00%)

•	KB Investment & Securities (100.00%)

•	KB Life Insurance (51.00%)

•	KB Asset Management (100.00%)

•	KB Real Estate Trust (100.00%)

•	KB Investment (100.00%)

•	KB Credit Information (100.00%)

•	KB Data Systems (100.00%)

22

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of September 30, 2011, we had two executive directors. The name and position of our executive directors and the number of shares of KB Financial Group’s common stock they respectively owned as of September 30, 2011 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Yoon-Dae Euh	May 1945	Chairman & Chief Executive Officer	30,770
Young Rok Lim	March 1955	President	3,648

6.2.	Non-Standing Directors

As of September 30, 2011, we had two non-standing directors. The name and position of our non-standing directors and the number of shares of KB Financial Group’s common stock they respectively owned as of September 30, 2011 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Byong Deok Min	May 1954	Non-Standing Director	3,475
Vaughn Richtor	October 1955	Non-Standing Director	—

6.3.	Non-Executive Directors

Our non-executive directors, and the number of shares of KB Financial Group’s common stock they respectively owned as of September 30, 2011 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Kyung Jae Lee	January 1939	Non-Executive Director	—
Jae Wook Bae	March 1945	Non-Executive Director	—
Young Jin Kim	December 1949	Non-Executive Director	—
Jong Cheon Lee	February 1951	Non-Executive Director	—
Sang Moon Hahm	February 1954	Non-Executive Director	3,137
Seung Hee Koh	June 1955	Non-Executive Director	—
Young Nam Lee	September 1957	Non-Executive Director	—
Jae Mok Cho	January 1961	Non-Executive Director	—

23

6.4.	Senior Management

In addition to our executive directors who are also our executive officers, we had the following nine executive officers as of September 30, 2011.

Name	Date of Birth	Position	Common Shares Owned
Dong Chang Park	February 1952	Deputy President & Chief Strategy Officer	200
Jong Kyoo Yoon	October 1955	Deputy President & Chief Financial Officer	5,300
Wang-Ky Kim	March 1955	Deputy President & Chief Public Relations Officer	1,000
Seok Heung Ryu	January 1957	Deputy President & Chief Information Officer	127
Minho Lee	April 1965	Deputy President & Chief Compliance Officer	1,700
Wonkeun Yang	September 1956	Senior Managing Director (KB Research)	260
Yong Hee Kang	April 1958	Managing Director & Chief Human Resources Officer	468
Kyung Sup Han	December 1958	Managing Director & Chief Risk Officer	632
Hoon Nam	August 1959	Managing Director (Synergy Management)	613

6.5.	Employees

The following table shows the breakdown of our employees as of September 30, 2011.

	(Unit: in millions of Won)
	Number of Employees	Average Tenure of Employees (months)	Total Payment (1)	Average Payment per Person (2)
Total	147	18.3 months	7,972	54

(1)	Represents the total amount paid (excluding bonuses and fringe benefits) for the nine months ended September 30, 2011.
(2)	Represents (i) the total amount paid (excluding bonuses and fringe benefits) for the nine months ended September 30, 2011 divided by (ii) the total number of employees as of September 30, 2011.

24

7.	Major Stockholders and Related Party Transactions

7.1.	Major Stockholders

The following table presents information regarding holders of 5% or more of our total issued shares as of September 30, 2011:

(Unit: Shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Citibank, N.A.(1)	36,977,727	9.57
Korean National Pension Service(2)	23,650,699	6.12
ING Bank N.V.	19,401,044	5.02

*	The number of shares of common stock presented for each stockholder in the table above is based on our shareholder registry as of December 31, 2010, unless otherwise indicated.
(1)	Depositary under the Company’s ADR program.
(2)	As of July 8, 2011

7.2.	Changes in the Largest Shareholder

(As of September 30, 2011)		(Unit: Shares, %)

Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Ownership Level	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	July 8, 2011	23,650,699	6.12
ING Bank N.V.	January 27, 2010	19,401,044	5.02
Korean National Pension Service	December 31, 2009	20,046,217	5.19
Korean National Pension Service	December 7, 2009	20,321,051	5.26
Korean National Pension Service	September 2, 2009	21,199,372	5.49
Korean National Pension Service	July 27, 2009	19,673,220	5.52
Korean National Pension Service	May 29, 2009	19,653,362	5.52
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	October 31, 2008	21,675,810	6.08
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	September 30, 2008	17,910,781	5.03

*	The date of change in largest shareholder / change in ownership level is the date as indicated on the public filing disclosing relevant changes in shareholdings in the Company.
(1)	Based on 386,351,693 total issued shares of common stock for periods on or after September 2, 2009, and 356,351,693 total issued shares of common stock for periods on or prior to July 27, 2009.

25

7.3.	Employee Stock Ownership Association

(As of September 30, 2011)		(Unit: Shares)

Company Name	Number of shares	Type of shares
KB Financial Group	18,745	Common Stock
Kookmin Bank	3,143,040	Common Stock
KB Kookmin Card	152,058	Common Stock
KB Investment & Securities	37,042	Common Stock
KB Life Insurance	22,069	Common Stock
KB Asset Management	9,156	Common Stock
KB Real Estate Trust	16,148	Common Stock
KB Investment	3,713	Common Stock
KB Credit Information	16,804	Common Stock
KB Data Systems	25,417	Common Stock

Total	3,444,192	Common Stock

7.4.	Investments in Affiliated Companies

(As of September 30, 2011)				(Units: shares, millions of Won, %)

Name	Ending Balance			Total Assets as of the latest fiscal year(2)	Net Income (loss) for the latest fiscal year(2)	Notes
	Number of shares	Shareholding percentage	Book value(1)
Kookmin Bank(3)	404,379,116	100	14,821,721	254,861,755	11,200	(4)

KB Kookmin Card(3)	92,000,000	100	1,953,175	—	—	—

KB Investment & Securities(5)	21,450,439	100	407,212	2,629,279	25,526	(6)

KB Futures(5)	—	—	—	—	—	—

KB Life Insurance	28,152,000	51	138,484	3,869,630	25,871	(6)

KB Asset Management	7,667,550	100	96,312	153,352	21,278	(6)

KB Real Estate Trust	16,000,000	100	121,553	256,113	3,528	(4)

KB Investment	8,951,797	100	104,910	117,129	(801)	(4)

KB Credit Information	1,252,400	100	23,621	31,134	1,619	(4)

KB Data Systems	800,000	100	6,334	52,181	(2,735)	(4)

Total	580,653,302	—	17,673,322	—	—

(1)	Based on Korean IFRS.
(2)	Based on Korean GAAP.
(3)	KB Kookmin Card was newly established on March 2, 2011 to operate the credit card business previously operated by Kookmin Bank.
(4)	As of or for the year ended December 31, 2010.
(5)	KB Futures was merged into KB Investment & Securities on March 14, 2011.
(6)	As of March 31, 2011 or for the period from April 1, 2010 to March 31, 2011.

26

7.5.	Related Party Transactions

7.5.1.	Prepayments and Loans to Subsidiaries

(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Interest Rate	Maturity

KB Investment & Securities	Subsidiary	Loans	100	100	CD 3M + 350 bps	June 15, 2014

KB Real Estate Trust	Subsidiary	Loans	50	50	CD 3M + 226 bps	June 29, 2013

KB Investment	Subsidiary	Loans	20	10	CD 3M + 221 bps	June 29, 2012

27

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: November 29, 2011	By: /s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO

28

Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Consolidated Financial Statements

September 30, 2011 and 2010

KB Financial Group Inc. and Subsidiaries

Index

September 30, 2011 and 2010

Page(s)

Report on Review of Interim Financial Statements	3~4

Consolidated Financial Statements

Statements of Financial Position	5

Statements of Comprehensive Income	6~7

Statements of Changes in Shareholders’ equity	8

Statements of Cash Flows	9

Notes to Consolidated Financial Statements	10~183

Report on Review of Interim Financial Statements

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim consolidated financial statements of KB Financial Group Inc. and its subsidiaries (the “Group”). These financial statements consist of consolidated statements of financial position of the Group as of September 30, 2011 and December 31, 2010, and the related consolidated statements of comprehensive income for the three-month and nine-month periods ended September 30, 2011 and 2010, and consolidated statements of changes in equity and cash flows for the nine-month periods ended September 30, 2011 and 2010, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 34, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim consolidated financial statements do not present fairly, in all material respects, in accordance with the Korean IFRS 34, Interim Financial Reporting.

Emphasis of Matter

Without qualifying our opinion, as mentioned in Note 2, we draw attention to the fact that these consolidated financial statements are prepared in accordance with K-IFRS and the interpretations which are effective as of this report date. Therefore, there may be changes in the K-IFRS and related interpretations adopted in the preparation of these consolidated financial statements when the Group prepares its first full K-IFRS financial statements.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

Seoul, Korea

November 25, 2011

This report is effective as of November 25, 2011, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Financial Position

September 30, 2011 and December 31, 2010

(in millions of Korean won)	Notes	September 30, 2011		December 31, 2010

Assets
Cash and due from financial institutions	4,6,7,37	(Won)	9,278,043	(Won)	6,844,663
Financial assets at fair value through profit and loss	4,6,8,12		6,111,485		3,998,478
Derivative financial assets	4,6,9		3,133,809		2,595,121
Loans	4,6,8,10,11,39		209,979,434		197,621,004
Financial investments	4,6,8,12		36,339,647		36,189,650
Investments in associates	13		855,987		723,411
Property and equipment	14		3,137,899		3,150,260
Investment property	14		78,977		52,921
Intangible assets	15		375,758		417,996
Deferred income tax assets	16,31		19,897		4,045
Assets held for sale	18		9,426		9,353
Other assets	4,6,17		10,562,688		7,163,720

Total assets		(Won)	279,883,050	(Won)	258,770,622

Liabilities
Financial liabilities at fair value through profit and loss	4,6	(Won)	1,454,870	(Won)	1,279,869
Deposits	4,6,19		187,482,768		179,877,061
Debts	4,6,20		16,137,688		11,744,389
Derivative financial liabilities	4,6,9		2,677,422		2,236,359
Debentures	4,6,21,39		27,663,904		29,107,316
Provisions	22		847,597		1,020,070
Other liabilities	4,6,23		19,345,485		13,526,412
Current income tax liabilities	31		538,272		29,641
Deferred income tax liabilities	16,31		192,728		283,575

Total liabilities			256,340,734		239,104,692

Equity
Capital stock			1,931,758		1,931,758
Capital surplus			15,842,218		15,990,278
Accumulated other comprehensive income	32		258,623		430,572
Retained earnings			4,733,682		2,620,888
Treasury shares			—		(2,476,809)

Equity attributable to shareholders of the parent entity	24		22,766,281		18,496,687
Non-controlling interests			776,035		1,169,243

Total equity			23,542,316		19,665,930

Total liabilities and equity		(Won)	279,883,050	(Won)	258,770,622

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-month and Nine-month Periods Ended September 30, 2011 and 2010

(In millions of Korean won, except per share amounts)	Notes	2011				2010
		Three months		Nine months		Three months		Nine months

Interest income		(Won)	3,585,986	(Won)	10,272,849	(Won)	3,189,165	(Won)	9,732,123
Interest expense			(1,781,626)		(5,051,582)		(1,717,657)		(5,235,333)

Net interest income	5,25		1,804,360		5,221,267		1,471,508		4,496,790

Fee and commission income			678,169		2,132,820		636,281		1,829,523
Fee and commission expense			(276,277)		(733,634)		(203,685)		(531,497)

Net fee and commission income	5,26		401,892		1,399,186		432,596		1,298,026

Net gains(losses) on financial assets/liabilities at fair value through profit and loss	5,27		105,273		710,302		434,287		540,792

Provision for credit losses	5,11,17,22		(288,162)		(1,006,225)		(644,097)		(2,259,544)

General and administrative expenses	5,14,15,23,29,30		(967,230)		(2,847,564)		(994,967)		(2,814,729)

Net other operating income(expenses)	5,28		(276,176)		(541,006)		(443,996)		(673,059)

Operating profit			779,957		2,935,960		255,331		588,276

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-month and Nine-month Periods Ended September 30, 2011 and 2010

(In millions of Korean won, except per share amounts)	Notes	2011				2010
		Three months		Nine months		Three months		Nine months

Share of profit of associates	5,13	(Won)	9,990	(Won)	11,034	(Won)	(119,457)	(Won)	(104,990)
Net non-operating income(expense)			(7,197)		(62,132)		20,579		65,187

Profit before tax	5		782,750		2,884,862		156,453		548,473

Income tax expense	31		(192,019)		(683,793)		(46,206)		(3,127)

Profit for the period			590,731		2,201,069		110,247		545,346

Exchange differences on translating foreign operations			21,617		11,375		(11,032)		(6,694)
Valuation gains(losses) on financial investments			(128,452)		(190,857)		256,346		200,328
Share of other comprehensive income of associates			35,248		13,589		(34,515)		(1,940)
Cash flow hedges			(8,861)		(8,861)		—		—

Other comprehensive income(loss) for the period, net of tax			(80,448)		(174,754)		210,799		191,694

Total comprehensive income for the period		(Won)	510,283	(Won)	2,026,315	(Won)	321,046	(Won)	737,040

Profit attributable to:
Shareholders of the parent company		(Won)	579,072	(Won)	2,153,957	(Won)	90,623	(Won)	487,632
Non-controlling interests			11,659		47,112		19,624		57,714

		(Won)	590,731	(Won)	2,201,069	(Won)	110,247	(Won)	545,346

Total comprehensive income attributable to:
Shareholders of the parent company		(Won)	501,506	(Won)	1,982,008	(Won)	286,985	(Won)	656,453
Non-controlling interests			8,777		44,307		34,061		80,587

		(Won)	510,283	(Won)	2,026,315	(Won)	321,046	(Won)	737,040

Earnings per share	33
Basic earnings per share		(Won)	1,509	(Won)	5,969	(Won)	264	(Won)	1,422
Diluted earnings per share			1,507		5,957		264		1,419

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Changes in Shareholders’ Equity

Nine-month Periods Ended September 30, 2011 and 2010

	Equity attributable to equity holders of the parent company
(in millions of Korean won)	Capital Stock		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Stock		Non-controlling Interests		Total Equity

Balance at January 1, 2010	(Won)	1,931,758	(Won)	15,990,618	(Won)	350,941	(Won)	2,553,185	(Won)	(2,476,809)	(Won)	1,080,995	(Won)	19,430,688

Comprehensive income
Profit for the period		—		—		—		487,632		—		57,714		545,346
Gains on valuation of financial investments		—		—		177,309		—		—		23,019		200,328
Losses on valuation of investments in associates		—		—		(1,940)		—		—		—		(1,940)
Exchange differences on translating foreign operations		—		—		(6,548)		—		—		(146)		(6,694)

Total comprehensive income		—		—		168,821		487,632		—		80,587		737,040

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(78,897)		—		—		(78,897)
Dividends paid to holders of hybrid capital instruments		—		—		—		—		—		(48,447)		(48,447)

Total transactions with shareholders		—		—		—		(78,897)		—		(48,447)		(127,344)
Balance at September 30, 2010	(Won)	1,931,758	(Won)	15,990,618	(Won)	519,762	(Won)	2,961,920	(Won)	(2,476,809)	(Won)	1,113,135	(Won)	20,040,384

Balance at January 1, 2011	(Won)	1,931,758	(Won)	15,990,278	(Won)	430,572	(Won)	2,620,888	(Won)	(2,476,809)	(Won)	1,169,243	(Won)	19,665,930

Comprehensive income
Profit for the period		—		—		—		2,153,957		—		47,112		2,201,069
Losses on valuation of financial investments		—		—		(187,751)		—		—		(3,106)		(190,857)
Gains on valuation of investments in associates		—		—		13,589		—		—		—		13,589
Cash flow hedges		—		—		(8,861)		—		—		—		(8,861)
Exchange differences on translating foreign operations		—		—		11,074		—		—		301		11,375

Total comprehensive income(loss)		—		—		(171,949)		2,153,957		—		44,307		2,026,315

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(41,163)		—		—		(41,163)
Dividends paid to holders of hybrid capital instruments		—		—		—		—		—		(37,515)		(37,515)
Disposal of hybrid capital instruments		—		—		—		—		—		(400,000)		(400,000)
Disposal of treasury stock and others		—		(148,060)		—		—		2,476,809		—		2,328,749

Total transactions with shareholders		—		(148,060)		—		(41,163)		2,476,809		(437,515)		1,850,071

Balance at September 30, 2011	(Won)	1,931,758	(Won)	15,842,218	(Won)	258,623	(Won)	4,733,682	(Won)	—	(Won)	776,035	(Won)	23,542,316

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Cash Flows

Nine-month Periods Ended September 30, 2011 and 2010

(in millions of Korean won)	Note	2011		2010

Cash flows from operating activities
Profit for the period		(Won)	2,201,069	(Won)	545,346

Adjustment for non-cash items
Net gains(losses) on financial assets/liabilities at fair value through profit and loss			(242,733)		(391,502)
Gains on derivative financial investments for hedging purposes			(114,678)		(228,466)
Adjustment of fair value of derivative financial instruments			5,514		48,999
Provision for credit loss			1,006,225		2,259,544
Net gains on financial investments			(390,947)		(78,735)
Share of profit(loss) of associates			(11,034)		104,990
Depreciation and amortization expense			242,019		245,880
Other net losses on property and equipment			2,601		786
Share-based payments(reversal)			(9,343)		(13,456)
Legal reserve appropriation			433,522		654,153
Changes in provision for accrued severance benefits			112,408		197,082
Net interest income			(71,749)		(82,583)
Losses on foreign currency translation			203,395		537,413
Other expenses			131,490		252,260

			1,296,690		3,506,365

Changes in operating assets and liabilities
Financial asset at fair value through profit and loss			(2,218,603)		(984,445)
Derivative financial assets			293,822		243,886
Loans			(14,211,637)		(5,341,148)
Deferred income tax assets			(15,787)		33,358
Other assets			(2,585,935)		(3,116,477)
Financial liabilities at fair value through profit and loss			240,191		(459,782)
Deposits			7,806,296		10,346,243
Deferred income tax liabilities			(40,062)		(232,530)
Other liabilities			2,500,393		4,937,647

			(8,231,322)		5,426,752

Net cash generated from (used in) operating activities			(4,733,563)		9,478,463

Cash flows from investing activities
Disposal of financial investments			14,916,361		27,029,798
Acquisition of financial investments			(14,735,232)		(26,217,359)
Disposal of investments in associates			10,759		8,377
Acquisition of investments in associates			(118,480)		(315,244)
Disposal of property and equipment			149		2,083
Acquisition of property and equipment			(170,883)		(70,800)
Acquisition of intangible assets			(45,861)		(148,621)
Acquisition of subsidiaries, net of cash acquired			—		65,913
Others			921,198		(445,880)

Net cash provided by (used in) investing activities			778,011		(91,733)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			32,892		(33,503)
Increase in debts			4,682,946		(1,755,199)
Increase in debentures			7,190,800		6,621,839
Decrease in debentures			(8,535,839)		(12,931,240)
Disposal of treasury stock			2,281,663		—
Redemption of hybrid capital instruments			(400,000)		—
Dividends paid to holders of hybrid capital instruments			(37,589)		(48,450)
Dividends paid to shareholders of the parent company			(41,163)		(78,897)
Others			(51,972)		(91,306)

Net cash provided by (used in) financing activities			5,121,738		(8,316,756)

Exchange gains on cash and cash equivalents			29,503		31,065

Net increase in cash and cash equivalents			1,195,689		1,101,039
Cash and cash equivalents at the beginning of the period			3,266,415		2,885,415

Cash and cash equivalents at the end of the period	37	(Won)	4,462,104	(Won)	3,986,454

The accompanying notes are an integral part of these consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

1.	The Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. On March 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd.

The Parent Company’s paid in capital as of September 30, 2011, is (Won)1,931,758 million. The Parent Company is authorized to issue 1,000 million shares. The Parent Company was listed on the Korea Exchange (“KRX”) on October 10, 2008, and was also listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) on September 29, 2008.

2.	Basis of Preparation

2.1	Application of K-IFRS

The Group has first applied the International Financial Reporting Standards as adopted by Republic of Korea (“K- IFRS”). K-IFRS transition date (“transition date”) and adoption date from the accounting principles generally accepted in the Republic of Korea (“K-GAAP”) to K-IFRS were January 1, 2010 and January 1, 2011, respectively.

The reconciliation of the Group’s equity as of January 1, 2010, September 30, 2010 and December 31, 2010, and comprehensive income for the nine-month period ended September 30, 2010, and for the year ended December 31, 2010, reported in accordance with K-GAAP to those in accordance with K-IFRS is described in Note 43.

The interim consolidated financial statements as of and for the nine-month period ended September 30, 2011, of the Group were prepared in accordance with K-IFRS No.1034. Also, the application of K-IFRS No.1101, First-time Adoption of International Financial Reporting Standards, is required for the interim consolidated financial statements as of and for the nine-month period ended September 30, 2011, as a part of first-time adoption of K-IFRS for the year ending December 31, 2011. These interim consolidated financial statements have been prepared in accordance with K-IFRS standards and interpretations issued and effective or issued and early adopted at the reporting date. Therefore, there may be changes in the K-IFRS standards and related interpretations adopted in the preparation of these consolidated financial statements when the Group prepares its first full K-IFRS financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

2.2	Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3	Functional and Presentation Currency

Items included in the financial statements of each of entity in the Group are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Korean won, which is the Group’s functional currency.

2.4	Significant Estimate and Judgment

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on assets (liabilities) and income (expenses). The managements’ estimate of outcome may differ from an actual outcome if the managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment.

Estimates and assumptions are continually evaluated and the change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

2.4.1 Significant Estimate and assumptions

Uncertainty in estimates and assumptions with significant risk that will result in material adjustment are as follows:

Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Financial instruments, which are not actively traded in the market and with less transparent market price, will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from general market accepted valuation model to internally developed valuation model that incorporates various types of assumptions and variables.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Provisions of credit losses (allowances for loan losses, provisions for acceptances and guarantees, financial guarantee contracts and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, financial guarantee contracts and unused loan commitments. The accuracy of provisions of credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

Defined benefit obligation

The present value of defined benefit obligations is measured by the independent actuaries using Projected Unit Credit Method. It is determined by actuarial assumptions and variables such as future increases in salaries, rate of retirement, discount rate and others.

2.4.2 Critical judgments in applying the accounting policies

Critical judgments in applying the accounting policies that have significant impact on the amount recognized in the consolidated financial statements are as follows:

Impairment of available-for-sale equity investments

As described in the significant accounting policies in Note 3.6, ‘Impairment of financial assets’, when there is significant or prolonged decline in the fair value of an investment in an equity instrument below its original cost, there is objective evidence that available-for-sale equity investments are impaired. Accordingly, the Group considers the decline in the fair value of over 30% against the original cost as “significant decline” and a six-month continuous decline in the market price for marketable equity instrument as “prolonged decline”.

3.	Significant Accounting Policies

The significant accounting policies applied in the preparation of these interim consolidated financial statements after transition to K-IFRS are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1	Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group, and control is the power to govern the financial and operating policies of an entity to obtain benefits from its activities. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

If a subsidiary uses accounting policies other than those adopted in the interim consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the interim consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The Group has established many special purpose entities (“SPE”s), without shareholder relationship either directly or indirectly, for the purpose of asset securitization transactions and structured debt issuance and others. Such SPEs are consolidated when the risks and rewards and substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. These SPEs controlled by the Group are established with predetermined activities, so that the Group has the rights to obtain majority of the benefits of the activities of the SPEs and may be exposed to risks incident to the activities of the SPE and the Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain the benefits from its activities.

3.1.2 Associates and joint ventures

Associates are all entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Under the equity method, the investment in associates and joint ventures are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profits and losses resulting from ‘upstream’ and ‘downstream’ transactions between the Group and the investee are recognized in the Group’s financial statements only to the extent of unrelated investors’ interests in the investee.

If associates and joint ventures use accounting policies other than those of the Group for like transactions and events under similar circumstances, adjustments are made to confirm the associates and joint ventures’ accounting policies to those of the Group.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

A joint venture is a contractual arrangement whereby the Group and other venturers undertake an economic activity that is subject to joint control. As with associates, investments in jointly controlled entities are accounted for using the equity method of accounting and are initially recognized at cost.

3.1.3 Special purpose entities

The Group provides management services for trust assets, collective investment and others. These trusts and funds are not consolidated in the Group’s interim consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.4 Intragroup transactions

Intragroup balances and transactions, including income, expenses and dividends, are eliminated in full. Profits and losses resulting from intragroup transactions that are recognized in assets are eliminated in full. Intragroup losses indicate an impairment that requires recognition in the interim consolidated financial statements are recognized as impairment losses

3.2	Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction to the foreign currency amount. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are recognized in profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

3.2.2 Foreign Operations

The results and financial position of all foreign operations, whose functional currency differs from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position. Income and expenses for statement of comprehensive income presented are translated at average exchange rates for the period.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, are reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.3	Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when, the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies the financial assets as financial assets at fair value through profit or loss, held-to-maturity investments, available-for-sale financial assets, loans, and financial liabilities as financial liabilities at fair value through profit or loss and other financial liabilities as the nature and holding purpose of financial instrument at initial recognition in the purpose of financial reporting.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received).

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction (directly or through the use of an allowances account) for impairment or uncollectibility.

Fair value

The fair values, which the Group primarily uses for measurement of financial instruments, are the published price quotations in an active market which are based on the market prices or the dealer price quotations of financial instruments traded in an active market where available, which are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. However for these more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry, or the value measured by the independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to measure fair value on certain assumptions.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. These factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument or based on any available observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred or the financial assets have been neither transferred nor retained substantially all the risks, rewards of ownership and control. Therefore, if the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

3.4	Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5	Non-derivative financial assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling it in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking

The Group may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•

It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases

•

A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group’s key management personnel.

•

A contract contains one or more embedded derivatives may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed according to K-IFRS No. 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

However, interest revenue measured using effective interest rate is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For such a financial asset, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity instruments that are not monetary items for example, equity instruments, the gains or losses that is recognized in other comprehensive income includes any related foreign exchange component.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest rate.

3.5.3 Loans

Non-derivative financial assets which meet the following conditions are classified as Loans:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Group does not intend to sell immediately or in the near term.

•	Those that the Group, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

Also, consideration amounts for purchases of financial instrument with resale agreement are recognized in the loans.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

3.6	Impairment of financial assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as available-for-sale financial assets includes a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans

If there is objective evidence that an impairment loss on loans carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual evaluation of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective evaluation of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of borrower and net realizable value of any collateral held and the timing of anticipated receipts.

Collective assessment of impairment

The methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective evaluation of impairment. Such methodology incorporates factors such as type of product and borrowers, credit rating, portfolio size, loss emergence period, recovery period and applies probability of default on each assets (or pool of assets) and loss given default by type of collateral. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for estimating future cash flows are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowances account, and when a loan becomes uncollectable, it is written-off against the related allowances account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting an allowances account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

If, in a subsequent period, the fair value of an available-for-sale debt instrument classified as increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Impairment loss of held-to-maturity financial assets is directly deducted from the carrying amount. The amount of the loss is recognized in profit or loss as part of other operating income and expenses.

In case of financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss is decreased and objectively related to the event occurring after the impairment is recognized, the previously recognized impairment loss is reversed to the extent of amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7	Derivative Financial Instruments

The Group enters into numerous numbers of derivative financial instrument contracts such as currency forward, interest rate swaps, currency swaps and others for trading purpose or to manage its exposures to fluctuations in interest rates and currency exchange and others. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or an unrecognized firm commitments (fair value hedge) and the risk of changes in cash flow (cash flow hedge).

At the inception of the hedge there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

3.7.1 Derivative financial instruments for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are classified as financial instruments held for trading and measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains on financial instruments at fair value through profit or loss.

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the gains or losses from remeasuring the hedging instrument at fair value are recognized in profit or loss as part of operating income and expense. Change in fair value of the hedging instrument and change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is fully amortized to profit or loss by the maturity of the financial instrument.

3.7.3 Cash flow hedges

The associated gains or losses that were previously recognised in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. At the period of cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income is recognized to profit or loss over the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately recognized to profit or loss.

3.7.4 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of embedded derivative separated from host contract are recognized in profit or loss as part of net gains on financial instruments at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

3.7.5 Day one profit and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortized by using straight line method over the life of the financial instruments. If the fair value of the financial instruments is determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

3.8	Property and equipment

3.8.1 Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at its cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	34~40 years
Leasehold improvements	Declining-balance	3~4 years
Equipment and vehicles	Declining-balance	3~20 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9	Investment properties

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at its cost and after initial recognition cost model is used.

3.10	Intangible assets

Intangible assets are measured initially at cost and subsequently carried at its cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Trademarks	Straight-line	3~10 years
Software	Straight-line	4~5 years
Others	Straight-line	4~30 years

The amortization period and the amortization method for intangible assets with a definite useful life are reviewed at least at each financial year end. The useful life of an intangible asset that is not being amortized is reviewed each period to determine whether events and circumstances continue to support an indefinite useful life assessment for that asset. If there is any change, it is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill in the Group’s opening K-IFRS Statement of financial position is stated at its carrying amount prior to the date of transition under the K-GAAP.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Since the transition date, goodwill is recognized as the excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the net of the acquisition-date fair value of the identifiable assets acquired and the liabilities assumed. If the net of the acquisition-date fair value of the identifiable assets acquired and the liabilities assumed exceeds the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree, that excess is recognized in profit or loss on the acquisition date.

For each business combination, the Group decides whether non-controlling interest in the acquiree is measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interest are accounted for as equity transactions. Therefore, no goodwill is recognized.

Subsequent measurement

Goodwill is not depreciated and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in an associate is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, that forms part of the carrying amount of the investment in the associate.

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible asset, such as goodwill and trade name, is not recognized as an asset but expensed as incurred.

3.11	Leases (as lessee)

3.11.1 Finance lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability and the finance charge are allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

3.12	Impairment of non-financial assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for deferred income tax assets, assets arising from employee benefits and non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests goodwill acquired in a business combination, an intangible asset with an indefinite useful life and an intangible asset not yet available for use for impairment annually by comparing its carrying amount with its recoverable amount.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment test, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.13	Non-current assets held for sale

Non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which measured in accordance with applicable K-IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

Non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.14	Financial liabilities at fair value through profit or loss

Securities borrowed from Korea Securities Depository (the “KSD”) and others are not recognized in the statement of financial position. If they are sold to third parties, an obligation to return the securities is recorded as financial liabilities at fair value through profit or loss and measured at fair value, and any gains or losses are included in net gains on financial instruments at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

3.15	Insurance Contracts

KB Life Insurance Co., Ltd., one of the subsidiaries of the Group, issues insurance contracts.

Insurance contracts are defined as “a contract under which one party (the insurer) accepts significant insurance risk from another party by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder”. A contract that qualifies as an insurance contract remains an insurance contract until all rights and obligations are extinguished or expire. Such a contract that does not contain significant insurance risk is classified as an investment contract and is within the scope of No. 1039, Financial Instruments: Recognition and measurement to the extent that it gives rise to a financial asset or financial liability, except if the investment contract contains a Discretionary Participation Features (DPF). If the contract has DRF, the contract is subject to K-IFRS No. 1104, Insurance Contracts. The Group recognize assets (liabilities) and gains (losses) relating to insurance contracts as other assets (liabilities) in the statements of financial position, and as other operating income (expenses) in the statements of comprehensive income, respectively.

The following table lists numbers of currently available and discontinued insurance products as of September 30, 2011:

Type	Available	Discontinued	Total
Individual annuity	—	8	8
General annuity	7	20	27
Other pure endowment	—	3	3
Pure protection insurance	9	23	32
Other protection insurance	—	28	28
Joint insurance	6	33	39
Group protection insurance	1	5	6
Group savings insurance	—	1	1

	23	121	144

3.15.1 Insurance liabilities

The Group recognizes a liability for future claims, refunds, policyholders’ dividends and related expenses as follows:

Premium reserve

A premium reserve refers to an amount based on net premium method for payment of future claims with respect to insurance policies the events for payment of claims of which have not yet occurred as of the reporting date.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Reserve for outstanding claims

A reserve for outstanding claims refers to an amount not yet paid, out of the amount to be paid or expected to be paid with respect to the policies, the insured events of which have arisen as of the end of each fiscal year.

Unearned premium reserve

An unearned premium reserve refers to the premium the applicable period of which has not yet arrived as of the end of the current fiscal year, out of the premiums the payment dates of which have matured before the end of the current fiscal year.

Policyholders’ dividends reserve

Policyholders’ dividends reserve including an interest rate guarantee reserve, a mortality dividend reserve and an interest rate difference dividend reserve is recognized for the purposes of provisioning for the policyholders’ dividends in the future in accordance with statutes or insurance terms and conditions.

3.15.2 Liability adequacy test

The Group assesses at each reporting date whether its insurance liabilities are adequate, using current estimates of all future contractual cash flow and of related cash flow such as claims handling cost, as well as cash flows resulting from embedded options and guarantees under its insurance contracts under K-IFRS No. 1104. If that assessment shows that the carrying amount of its insurance liabilities is inadequate in the light of estimated future cash flows, the entire deficiency is recognized in profit or loss and reserved as insurance liabilities. Future cash flows from long-term insurance are discounted at a future rate of return on operating assets, whereas future cash flows from general insurance are not discounted to present value. For liability adequacy test of premium and unearned premium reserves, the Group considers all cash flows factors such as future insurance premium, deferred acquisition costs, operating expenses and operating premiums. For the reserve for outstanding claims, the Group elects a model that best reflects the trend of paid claims among several statistical methods to perform the adequacy test.

3.15.3 Deferred acquisition costs

Acquisition cost is deferred in an amount actually spent for insurance contract and equally amortized over the premium payment period or the period of charging acquisition costs for the relevant insurance contract. The amortization of acquisition cost shall be carried out over a period of seven years, if the premium payment period or the period of charging acquisition costs exceeds seven years; if there is any unamortized acquisition costs remaining as of the date of surrender or lapse, such remainder shall be amortized in the period in which the contract is surrendered or lapsed.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

3.16	Provisions

A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision, and where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit card and unused credit line of consumer and corporate loans are recognized using valuation model that applies the credit conversion factor, default rates, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as a provision. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.17	Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value and are amortized over the life of the contract. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with K-IFRS No. 1037 Provisions, Contingent Liabilities and Contingent Assets and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS No. 1018. Revenue

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

3.18	Equity instrument issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.18.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or exercise of share options are deducted, net of tax, from the equity.

3.18.2 Hybrid capital instruments

The Group classifies issued financial instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. Hybrid capital instruments where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

3.18.3 Treasury shares

If the entity or other members of the Group reacquires its own equity instruments, those instruments (‘treasury shares’) are deducted from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of own equity instruments.

3.19	Revenue recognition

3.19.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. Effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.19.2 Fee and commission income

The Group recognizes financial service fee in accordance with the accounting standard of the financial instrument related to the fee earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial asset at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.19.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

3.20	Employee compensation and benefits

3.20.1 Post-employment benefits: Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Group introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service cost is recognized immediately.

3.20.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

3.20.3 Share-based payment

The Group operates share-based payment arrangements granting Share Grant to directors and employees of the Group and subsidiaries. The Group has a choice of whether to settle in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determined that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts the transaction in accordance with the requirements as cash-settled share-based payment transactions.

The Group measures the services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

3.20.4 Termination benefits

Termination benefits are employee benefits payable as a result of either the Group’s decision to terminate an employee’s employment before the normal retirement date or an employee’s decision to accept voluntary redundancy in exchange for those benefits. The Group recognizes termination benefits as a liability and an expense when, and only when, the Group is demonstrably committed to either terminate the employment of an employee or group of employees before the normal retirement date or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. The Group is demonstrably committed to a termination when, and only when, the Group has a detailed formal plan for the termination and is without realistic possibility of withdrawal. Where termination benefits fall due more than 12 months after the reporting period, they are discounted using the appropriate discount rate.

3.21	Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or an expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.21.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. The difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period, and if there is revenue that is exempt from taxation, expenses that are not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

3.21.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except for deferred income tax liabilities which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to set off current income tax assets against current tax income liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.22	Earnings per share

The Group calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the parent entity and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Group adjusts profit or loss attributable to ordinary equity holders of the Parent Company and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bond and share option.

3.23	Transactions with the Trust Accounts

Under the Financial Investment Services and Capital Markets Act, the Group recognizes trust accounts (“the Trust Accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into the Group accounts. Such borrowings from trust accounts are recorded as receivables from the Group accounts in the trust accounts and as borrowings from trust accounts in the Group accounts. The Group earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future losses are set up in the trust accounts for losses related to principal guaranteed trust in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves for future losses, the excess losses are compensated by the Group. Accordingly, the Group recognizes the compensation paid as a loss on trust management in other operating expenses.

3.24	Operating Segments

Operating segments are components of the Group about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Each segment is strategic business unit that offers different products and services and is managed separately because each business has different risks and opportunities requiring different technology and marketing strategies.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

4.	Financial risk management

4.1	Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, the objective, policies and process for managing the risk, the methods used to measure the risk, and capital adequacy. Additional quantitative information is disclosed throughout the interim consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing risk management environment, preventing transmission of risk to other related subsidiaries, and preemptive response to risk due to rapid changes in financial environment to support the Group’s long-term strategy and business decision efficiently. Credit risk, market risk, liquidity risk, operational risk and others have been recognized as the Group’s key risks and these risks are measured in Economic Capital or VaR (Value at Risk) and managed by using statistical method.

4.1.2 Risk Management Group

Risk Management Committee

Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committees and discusses the detailed issues relating to the Group’s risk management.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Risk Management Department

Risk Management Department is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work process relating to the Group’s risk management.

4.2	Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the events of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For the risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off- statement of financial position and uses expected losses and economic capital as management indicator. The Group manages credit risk by allocating credit risk economic capital limit. In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent the excessive risk concentration to industry and borrowers.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. In the case of Kookmin Bank, its loan analysis department which is independent from the sales department is responsible for all of loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent event. Its risk management department is also responsible for planning risk management policy, applying limits of credit line, measuring the credit risk economic capital, adjusting credit limit, reviewing credit and verifying a credit evaluation model.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments to credit risk without consideration of collaterals’ values as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010
Due from financial institutions	(Won)	6,395,736	(Won)	4,606,888
Financial assets held for trading		4,879,633		3,536,699
Financial assets designated at fair value through profit or loss		437,272		139
Available-for-sale financial assets		20,126,521		19,125,724
Held-to-maturity financial assets		13,026,055		13,908,102
Loans		209,979,434		197,621,004
Derivatives		3,133,809		2,595,121
Other financial assets		9,443,050		6,188,011
Acceptances and guarantees contracts		12,860,238		12,476,592
Financial guarantee contracts		1,079,223		1,153,687
Commitments		96,471,955		87,738,358

	(Won)	377,832,926	(Won)	348,950,325

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes impairment loss on loans with carrying amount at amortized cost when there is any objective indication of impairment. Under K-IFRS, impairment loss is based on losses incurred at the end of the reporting period and the Group should not recognize expected losses that are probable due to future events. The Group measures inherent incurred losses on financial assets classified as loans and presents it in the financial statements through the use of an allowances account which is charged against the related financial assets.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Loans are categorized as follows:

(In millions of Korean won)

	Sep. 30, 2011
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	(Won)	100,350,678	48.41	(Won)	95,363,927	46.00	(Won)	11,587,293	5.59	(Won)	207,301,898	100.00
Past due but not impaired		1,515,417	67.37		350,517	15.58		383,471	17.05		2,249,405	100.00
Impaired loans		1,170,889	28.90		2,756,067	68.01		125,132	3.09		4,052,088	100.00

		103,036,984	48.24		98,470,511	46.10		12,095,896	5.66		213,603,391	100.00

Allowances		(641,454)	17.70		(2,627,954)	72.52		(354,549)	9.78		(3,623,957)	100.00

Carrying amount	(Won)	102,395,530	48.77	(Won)	95,842,557	45.64	(Won)	11,741,347	5.59	(Won)	209,979,434	100.00

(In millions of Korean won)

	Dec. 31, 2010
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	(Won)	96,773,875	49.43	(Won)	86,917,292	44.40	(Won)	12,089,127	6.17	(Won)	195,780,294	100.00
Past due but not impaired		1,274,435	71.53		261,493	14.68		245,600	13.79		1,781,528	100.00
Impaired loans		1,014,110	26.58		2,722,930	71.37		78,318	2.05		3,815,358	100.00

		99,062,420	49.19		89,901,715	44.64		12,413,045	6.17		201,377,180	100.00

Allowances		(520,843)	13.87		(2,907,747)	77.41		(327,586)	8.72		(3,756,176)	100.00

Carrying amount	(Won)	98,541,577	49.86	(Won)	86,993,968	44.02	(Won)	12,085,459	6.12	(Won)	197,621,004	100.00

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)
	Sep. 30, 2011
	Retail		Corporate		Credit card		Total
Outstanding	(Won)	82,862,268	(Won)	34,354,925	(Won)	5,066,016	(Won)	122,283,209
Good		14,579,147		38,593,543		4,378,830		57,551,520
Below Normal		2,909,263		22,415,459		2,142,447		27,467,169

	(Won)	100,350,678	(Won)	95,363,927	(Won)	11,587,293	(Won)	207,301,898

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

(In millions of Korean won)
	Dec. 31, 2010
	Retail		Corporate		Credit card		Total
Outstanding	(Won)	73,679,761	(Won)	27,798,531	(Won)	4,045,467	(Won)	105,523,759
Good		19,176,181		35,244,465		4,627,103		59,047,749
Below Normal		3,917,933		23,874,296		3,416,557		31,208,786

	(Won)	96,773,875	(Won)	86,917,292	(Won)	12,089,127	(Won)	195,780,294

Credit quality of loans is classified as follows, according to the internal credit rating:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Outstanding	0.0 - 1.0	1 ~ 5 grade	AAA ~ BBB+
Good	1.0 - 5.0	6 ~ 8 grade	BBB ~ BB
Below Normal	5.0 +	9 ~ 15 grade	BB- ~ D

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	Sep. 30, 2011
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
Retail	(Won)	1,346,919	(Won)	98,822	(Won)	69,474	(Won)	202	(Won)	1,515,417
Corporate		217,465		42,554		90,498		—		350,517
Credit card		269,270		60,702		51,414		2,085		383,471

	(Won)	1,833,654	(Won)	202,078	(Won)	211,386	(Won)	2,287	(Won)	2,249,405

(In millions of Korean won)
	Dec. 31, 2010
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		over 90 days		Total
Retail	(Won)	988,574	(Won)	188,504	(Won)	97,019	(Won)	338	(Won)	1,274,435
Corporate		171,467		58,641		31,385		—		261,493
Credit card		154,638		54,127		36,218		617		245,600

	(Won)	1,314,679	(Won)	301,272	(Won)	164,622	(Won)	955	(Won)	1,781,528

Impaired loans are as follows:

(In millions of Korean won)
	Sep. 30, 2011
	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Loans	(Won)	1,170,889	28.90	(Won)	2,756,067	68.01	(Won)	125,132	3.09	(Won)	4,052,088	100.00
Allowances		(402,301)	21.01		(1,429,653)	74.64		(83,287)	4.35		(1,915,241)	100.00

	(Won)	768,588	35.97	(Won)	1,326,414	62.07	(Won)	41,845	1.96	(Won)	2,136,847	100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

(In millions of Korean won)
	Dec. 31, 2010
	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%
Loans	(Won)	1,014,110	26.58	(Won)	2,722,930	71.37	(Won)	78,318	2.05	(Won)	3,815,358	100.00
Allowances		(256,049)	15.35		(1,361,484)	81.61		(50,725)	3.04		(1,668,258)	100.00

	(Won)	758,061	35.31	(Won)	1,361,446	63.41	(Won)	27,593	1.28	(Won)	2,147,100	100.00

The fair values of collaterals against loans as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	Sep. 30, 2011
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantee	(Won)	33,445	(Won)	139,450	(Won)	159,375	(Won)	16,715,847	(Won)	17,048,117
Deposits and savings		840		31,500		70,064		2,535,319		2,637,723
Equipment and vehicles		33,155		2,714		135		971,670		1,007,674
Real estate		210,260		537,491		1,098,756		103,210,011		105,056,518

	(Won)	277,700	(Won)	711,155	(Won)	1,328,330	(Won)	123,432,847	(Won)	125,750,032

(In millions of Korean won)
	Dec. 31, 2010
	Impaired Loans				Non-impaired Loans				Total
	Individual		Collective		Past due		Not past due
Guarantee	(Won)	46,019	(Won)	140,955	(Won)	159,609	(Won)	13,667,393	(Won)	14,013,976
Deposits and savings		—		76,951		78,217		2,648,529		2,803,697
Equipment and vehicles		27,431		4,806		5,129		1,006,446		1,043,812
Real estate		225,720		598,989		708,914		98,593,556		100,127,179

	(Won)	299,170	(Won)	821,701	(Won)	951,869	(Won)	115,915,924	(Won)	117,988,664

4.2.5 Credit quality of securities

Securities (debt securities) that are exposed to credit risk in financial assets at fair value through profit or loss and financial investments are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Securities that are neither past due nor impaired	(Won)	38,460,635	(Won)	36,557,475
Securities that are past due but not impaired		—		7,466
Impaired securities		8,846		5,723

	(Won)	38,469,481	(Won)	36,570,664

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The credit quality of securities (debt securities) that are neither past due nor impaired as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	Sep. 30, 2011
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Not Graded		Total

Financial assets held for trading	(Won)	4,813,403	(Won)	56,298	(Won)	9,932	(Won)	—	(Won)	—	(Won)	—	(Won)	4,879,633
Financial assets designated at fair value through profit or loss		209,963		227,309		—		—		—		—		437,272
Available-for-sale financial assets		18,831,700		1,043,680		57,897		114		—		184,430		20,117,821
Held-to-maturity financial assets		13,025,909		—		—		—		—		—		13,025,909

	(Won)	36,880,975	(Won)	1,327,287	(Won)	67,829	(Won)	114	(Won)	—	(Won)	184,430	(Won)	38,460,635

(In millions of Korean won)
	Dec. 31, 2010
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Not Graded		Total

Financial assets held for trading	(Won)	3,455,082	(Won)	45,182	(Won)	9,633	(Won)	—	(Won)	—	(Won)	26,802	(Won)	3,536,699
Financial assets designated at fair value through profit or loss		—		—		—		—		139		—		139
Available-for-sale financial assets		18,103,675		725,494		65,589		210		9,108		208,756		19,112,832
Held-to-maturity financial assets		13,907,805		—		—		—		—		—		13,907,805

	(Won)	35,466,562	(Won)	770,676	(Won)	75,222	(Won)	210	(Won)	9,247	(Won)	235,558	(Won)	36,557,475

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KIS	KAP	NICE	S&P	Fitch-IBCA	Moody’s

Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	Lower than BB-	Lower than BB-	Lower than BB-	Lower than B	Lower than B	Lower than B2

4.2.6 Credit risk concentration analysis

The Group’s loans by the country of domicile of its counterparties as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	Sep. 30, 2011
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount

Korea	(Won)	102,962,313	(Won)	96,387,052	(Won)	12,094,613	(Won)	211,443,978	98.99	(Won)	(3,600,983)	(Won)	207,842,995
Europe		16		71,811		219		72,046	0.03		(2,907)		69,139
China		465		291,485		37		291,987	0.14		(4,408)		287,579
Japan		12,655		1,026,810		302		1,039,767	0.49		(13,937)		1,025,830
U.S.		—		599,727		428		600,155	0.28		(456)		599,699
Others		61,535		93,626		297		155,458	0.07		(1,266)		154,192

Total	(Won)	103,036,984	(Won)	98,470,511	(Won)	12,095,896	(Won)	213,603,391	100.00	(Won)	(3,623,957)	(Won)	209,979,434

(In millions of Korean won)
	Dec. 31, 2010
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount

Korea	(Won)	98,996,738	(Won)	88,282,185	(Won)	12,413,045	(Won)	199,691,968	99.16	(Won)	(3,738,848)	(Won)	195,953,120
Europe		9		46,297		—		46,306	0.02		(1,132)		45,174
China		728		247,776		—		248,504	0.12		(2,448)		246,056
Japan		12,299		868,930		—		881,229	0.44		(10,832)		870,397
U.S.		—		368,748		—		368,748	0.18		(1,532)		367,216
Others		52,646		87,779		—		140,425	0.08		(1,384)		139,041

Total	(Won)	99,062,420	(Won)	89,901,715	(Won)	12,413,045	(Won)	201,377,180	100.00	(Won)	(3,756,176)	(Won)	197,621,004

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The details of the Group’s corporate loans by industry as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	Sep. 30, 2011
	Loans		%	Allowances		Carrying amount
Financial institutions	(Won)	7,197,581	7.31	(Won)	(68,436)	(Won)	7,129,145
Manufacturing		31,716,097	32.21		(786,159)		30,929,938
Service		35,281,188	35.83		(625,218)		34,655,970
Public sector		367,391	0.37		(5,570)		361,821
Others		23,908,254	24.28		(1,142,571)		22,765,683

	(Won)	98,470,511	100.00	(Won)	(2,627,954)	(Won)	95,842,557

(In millions of Korean won)
	Dec. 31, 2010
	Loans		%	Allowances		Carrying amount
Financial institutions	(Won)	4,374,231	4.87	(Won)	(122,011)	(Won)	4,252,220
Manufacturing		28,216,439	31.39		(848,039)		27,368,400
Service		34,040,219	37.86		(799,782)		33,240,437
Public sector		337,670	0.38		(6,611)		331,059
Others		22,933,156	25.50		(1,131,304)		21,801,852

	(Won)	89,901,715	100.00	(Won)	(2,907,747)	(Won)	86,993,968

The details of the Group’s retail and credit card loans by type as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	Loans		%	Allowances		Carrying amount
Housing purpose	(Won)	44,231,537	38.42	(Won)	(101,272)	(Won)	44,130,265
General purpose		58,805,447	51.08		(540,182)		58,265,265
Credit card		12,095,896	10.50		(354,549)		11,741,347

	(Won)	115,132,880	100.00	(Won)	(996,003)	(Won)	114,136,877

(In millions of Korean won)	Dec. 31, 2010
	Loans		%	Allowances		Carrying amount
Housing purpose	(Won)	43,323,149	38.86	(Won)	(64,281)	(Won)	43,258,868
General purpose		55,739,271	50.00		(456,562)		55,282,709
Credit card		12,413,045	11.14		(327,586)		12,085,459

	(Won)	111,475,465	100.00	(Won)	(848,429)	(Won)	110,627,036

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The details of the industry’s concentration of credit risks of securities (debt securities) by industry as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	Amount		%
Financial assets held for trading
Government and government funded institutions	(Won)	1,934,827	39.65
Banking and Insurance		2,650,992	54.33
Others		293,814	6.02

		4,879,633	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		437,272	100.00

Available-for-sale financial assets
Government and government funded institutions		8,459,683	42.03
Banking and Insurance		8,898,125	44.21
Others		2,768,713	13.76

		20,126,521	100.00

Held-to-maturity financial assets
Government and government funded institutions		10,753,534	82.55
Banking and Insurance		1,393,750	10.70
Others		878,771	6.75

		13,026,055	100.00

	(Won)	38,469,481

(In millions of Korean won)	Dec. 31, 2010
	Amount		%
Financial assets held for trading
Government and government funded institutions	(Won)	929,254	26.27
Banking and Insurance		2,278,691	64.43
Others		328,754	9.30

		3,536,699	100.00

Financial assets designated at fair value through profit or loss
Banking and Insurance		139	100.00

Available-for-sale financial assets
Government and government funded institutions		9,433,184	49.32
Banking and Insurance		7,589,597	39.68
Others		2,102,943	11.00

		19,125,724	100.00

Held-to-maturity financial assets
Government and government-funded institutions		11,775,616	84.67
Banking and Insurance		1,608,046	11.56
Others		524,440	3.77

		13,908,102	100.00

	(Won)	36,570,664

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The details of the country’s concentration of credit risks of securities (debt securities) by country, as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	Amount		%
Financial assets held for trading
Korea	(Won)	4,879,633	100.00

		4,879,633	100.00

Financial assets designated at fair value through profit or loss
Korea		437,272	100.00

		437,272	100.00

Available-for-sale financial assets
Korea		19,926,142	99.00
United States		184,430	0.92
India		74	0.00
Others		15,875	0.08

		20,126,521	100.00

Held-to-maturity financial assets
Korea		13,025,909	100.00
United States		146	0.00

		13,026,055	100.00

	(Won)	38,469,481

(In millions of Korean won)	Dec. 31, 2010
	Amount		%
Financial assets held for trading
Korea	(Won)	3,536,699	100.00

		3,536,699	100.00

Financial assets designated at fair value through profit or loss
United States		139	100.00

Available-for-sale financial assets
Korea		18,894,529	98.79
United States		208,756	1.09
India		72	0.00
Others		22,367	0.12

		19,125,724	100.00

Held-to-maturity financial assets
Korea		13,907,805	100.00
United States		297	0.00

		13,908,102	100.00

	(Won)	36,570,664

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

4.3	Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and out flow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-statement of financial position items such as loan commitment and guarantees by maturity groups: On demand, up to one month, between over one month to three months, between over three months to 12 months, between over one year to five years and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statement which are based on present value of expected cash flow. The amount of interest to be received on assets or paid on liabilities in floating interest rate, is measured on the assumption that the current interest rate would be the same upon maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by risk management principle and related guideline which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management, liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off-statement of financial position related to liquidity are measured, managed and reported to the Risk Management Council and Risk Management Committee on a regular basis.

Kookmin Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of financial crisis analysis to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

4.3.3. Analysis on remaining contractual maturity of financial assets and liabilities

Financial assets and liabilities subject to liquidity risk disclosure requirements as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total

Financial assets
Cash and due from financial institutions[3]	(Won)	3,889,481	(Won)	503,755	(Won)	231,122	(Won)	166,824	(Won)	—	(Won)	118,129	(Won)	4,909,311
Financial assets held for trading[1]		5,558,782		—		—		10,275		—		—		5,569,057
Financial assets designated at fair value through profit or loss[1]		542,428		—		—		—		—		—		542,428
Derivatives held for trading[1]		2,928,216		—		—		—		—		—		2,928,216
Derivatives held for hedging[5]		—		(3,838)		(13,137)		64,922		149,918		342,095		539,960
Loans		185,349		22,710,270		26,384,123		77,489,917		55,416,899		76,859,162		259,045,720
Available-for-sale financial assets[2]		2,886,536		1,140,834		2,700,434		5,357,618		8,911,484		2,534,693		23,531,599
Held-to-maturity financial assets		—		193,591		233,337		1,980,239		8,128,738		2,738,529		13,274,434
Other financial assets		33,490		7,064,512		2,359		1,578,666		14,554		12,590		8,706,171

	(Won)	16,024,282	(Won)	31,609,124	(Won)	29,538,238	(Won)	86,648,461	(Won)	72,621,593	(Won)	82,605,198	(Won)	319,046,896

Financial liabilities
Financial liabilities held for trading[1]	(Won)	806,888	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	806,888
Financial liabilities designated at fair value through profit or loss		647,982		—		—		—		—		—		647,982
Derivatives held for trading[1]		2,540,692		—		—		—		—		—		2,540,692
Derivatives held for hedging[5]		—		(1,062)		(15,996)		35,109		73,971		6,421		98,443
Deposits [4]		58,953,504		19,831,853		30,258,757		75,823,693		7,951,959		690,738		193,510,504
Debts		111,517		2,983,173		3,050,762		6,225,229		3,592,156		584,840		16,547,677
Debentures		26,218		402,426		2,854,793		9,388,876		14,413,842		5,267,775		32,353,930
Other financial liabilities		—		10,021,694		14,088		27,630		242,916		136,991		10,443,319

	(Won)	63,086,801	(Won)	33,238,084	(Won)	36,162,404	(Won)	91,500,537	(Won)	26,274,844	(Won)	6,686,765	(Won)	256,949,435

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

(In millions of Korean won)	Sep. 30, 2011
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total

Off-statement of financial position items
Commitments[6]	(Won)	95,839,805	(Won)	—	(Won)	—	(Won)	377,000	(Won)	255,150	(Won)	—	(Won)	96,471,955
Financial guarantee contracts[7]		798,223		—		281,000		—		—		—		1,079,223

	(Won)	96,638,028	(Won)	—	(Won)	281,000	(Won)	377,000	(Won)	255,150	(Won)	—	(Won)	97,551,178

(In millions of Korean won)
	Dec. 31, 2010
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total

Financial assets
Cash and due from financial institutions[3]	(Won)	3,012,933	(Won)	240,656	(Won)	82,606	(Won)	73,763	(Won)	—	(Won)	78,532	(Won)	3,488,490
Financial assets held for trading[1]		3,932,663		—		—		20,264		—		—		3,952,927
Financial assets designated at fair value through profit or loss[1]		45,551		—		—		—		—		—		45,551
Derivatives held for trading[1]		2,389,891		—		—		—		—		—		2,389,891
Derivatives held for hedging[5]		—		9,165		4,301		66,925		224,174		337,262		641,827
Loans		11,423		16,797,877		27,686,564		76,657,226		50,411,935		66,620,433		238,185,458
Available-for-sale financial assets[2]		2,927,213		623,348		1,188,703		4,601,559		11,454,171		4,351,690		25,146,684
Held-to-maturity Financial assets		—		316,676		619,535		1,416,788		10,592,067		3,667,992		16,613,058
Other financial assets		111,976		3,681,245		34,307		1,570,945		20,175		15,576		5,434,224

	(Won)	12,431,650	(Won)	21,668,967	(Won)	29,616,016	(Won)	84,407,470	(Won)	72,702,522	(Won)	75,071,485	(Won)	295,898,110

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

	Dec. 31, 2010
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total

Financial liabilities
Financial liabilities held for trading[1]	(Won)	1,279,869	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,279,869
Derivatives held for trading[1]		1,996,621		—		—		—		—		—		1,996,621
Derivatives held for hedging[5]		—		25,955		279		(35,506)		49,263		(107,610)		(67,619)
Deposits [4]		60,953,992		17,017,659		25,225,497		73,482,450		8,175,752		858,262		185,713,612
Debts		176,300		2,667,302		2,500,817		4,220,247		2,489,003		69,265		12,122,934
Debentures		51,524		1,484,274		1,227,886		9,539,022		16,477,876		5,405,493		34,186,075
Other financial liabilities		—		4,833,507		41,005		37,097		278,052		119,416		5,309,077

	(Won)	64,458,306	(Won)	26,028,697	(Won)	28,995,484	(Won)	87,243,310	(Won)	27,469,946	(Won)	6,344,826	(Won)	240,540,569

Off-statement of financial position items
Commitments[6]	(Won)	87,178,408	(Won)	—	(Won)	112,000	(Won)	267,000	(Won)	180,950	(Won)	—	(Won)	87,738,358
Financial guarantee contracts[7]		757,637		—		396,050		—		—		—		1,153,687

	(Won)	87,936,045	(Won)	—	(Won)	508,050	(Won)	267,000	(Won)	180,950	(Won)	—	(Won)	88,892,045

[1]

Financial assets and liabilities held for trading, financial assets designated at fair value through profit or loss and derivatives held for trading are included in the ‘On demand’ because they are not classified by each contractual maturity and held for trading or redemption before the maturity.

[2]

Equity investments in financial asset classified as available for sale are ‘On demand’ because most of them are available for sale at anytime. However, in case of equity investments restricted for sale, they are classified in the maturity group to which the released date of the restriction belongs.

[3]	The amounts of (Won)4,411,490 million and (Won)3,361,294 million related to the restricted due from the financial institutions as of September 30, 2011 and December 31, 2010, are excluded.
[4]	Deposits that are contractually repayable on demand or at short notice are classified as ‘On demand’.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

[5]	Cash flows of derivative instruments for hedging purpose are measured by net amount of estimated cash inflows and outflows.
[6]	Unused line of credit within commitments is classified as ‘On demand’.
[7]	The contractual cash flows of financial guarantees are classified based on the period of the earliest date of exercising the contract.

The contractual cash flows of derivatives designated as cash flow hedging instruments as of September 30, 2011, are as follows:

(In millions of Korean won)
	Sep. 30, 2011[1]
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
To be received	(Won)	395	(Won)	1,802	(Won)	5,919	(Won)	368,636	(Won)	—	(Won)	376,752
To be paid		(1,075)		(2,473)		(8,499)		(342,858)		—		(354,905)

	(Won)	(680)	(Won)	(671)	(Won)	(2,580)	(Won)	25,778	(Won)	—	(Won)	21,847

[1]	The amounts of interest to be received and paid are included, and effect of the offset commitments are excluded.

4.4	Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from the changes of market factors, such as interest rate, stock price, foreign exchange rate, commodity value and other market factors related to the fair value or future cash flows of the financial instruments, such as securities, derivatives and others. Most significant risks associated with trading position are the interest rate risks related to debt securities or interest embedded securities. In addition, the Group is exposed to stock price risk, currency risk and interest risk associated with non-trading position. And the Group is exposed to interest with non-trading position. The Group classifies exposures to market risk into either trading or non-trading position. Above market risk is measured based on the consolidated financial statements.

Market risk management group

The Group sets economic capital limit for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading position. The Group maintains the risk management systems and procedures, such as the trading policy and procedure, and market risk management guideline for trading position, interest rate risk management guideline for non-trading position to manage the market risk efficiently. These entire procedures are implemented with approval from Risk Management Committee and Risk Management Council.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Kookmin Bank, a major subsidiary, established market risk management principles, created by the Risk Management Council. The Bank has delegated the responsibility for market risk management on trading activities to the Market Risk Management Committee which is chaired by a CRO (Chief Risk Officer). The Market Risk Management Committee is in charge of setting limit and approval on newly developed derivative instruments and of market risk. Specifically, the Market Risk Management Committee sets VaR limit, position limit, stop loss limit, and scenario loss limit and sensitivity limit.

The ALCO of Kookmin Bank determines operation standards of interest and commission, revises ALM (Asset Liability Management) risk management guideline, interest rate and commission guideline and monitors establishment and enforcement of ALM risk management policy. Interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimated reflecting the annual work plan. Financial management department and risk management department measure and monitor the interest risk status and limits. The status and limit of the interest rate risks such as interest rate gap, duration gap and sensitivity are reported to the ALCO on a monthly basis and to the Risk Management Council on a quarterly basis. The responsibility on ALM control is delegated to the Risk Management Department to ensure adequacy on interest rate and liquidity risk management. The Risk Management Department monitors and reviews risk management procedures and tasks conducted by the Financial Management Department, and reports related information to the management independently.

4.4.2 Trading Position

Definition of trading position

Trading position subject to market risk management is defined under the Trading Policy and Guideline, and basic requirements are as follows:

•	The trading position is not restricted for sale, is measured at fair value, and hedges the important inherent risk in the market.

•	The criteria for classification on trading position are clearly defined in the Trading Policy guideline, and separately managed by trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limit.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to the management for the purpose of the Group’s risk management.

Observation method on market risk arising from trading position

The Group calculates VaR to measure the market risk by using market risk management system on entire trading positions. Generally, the Group manages the market risk on the trading portfolio. In addition, the Group controls and manages the risk on derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

VaR (Value-at-Risk)

i. VaR (Value-at-Risk)

A key measure of market risk is the daily Value-at-Risk (VaR). The daily VaR is a statistically estimated maximum amount of loss that could occur in one day under normal distribution of financial variables. The Group calculates VaR using equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 400 business days and measures VaR at a 99% single tail confidence level. This means the actual amount of loss may exceed the VaR, on average, once out of 100 business days.

VaR is a commonly used market risk management technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movement, however, is not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the consolidated basis in adoption of K-IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risks and some positions.

ii. Back Testing

Back testing is conducted on a daily basis to validate the adequacy of the market risk model. In back testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

The stress testing are carried out to anlayze the abnormal market situation of trading and available-for-sale portfolio, reflecting interest rate, stock indexes, foreign exchange rate, intrinsic volatile derivatives and other risk factors that have significant influent on the value of portfolio. The Group mainly uses historical scenario tool and supplementally uses hypothetical scenario tool for the analysis of an abnormal market situation. Stress testing is performed at least once in every quarter.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

VaR at a 99% confidence level of interest rate, stock price and exchange risk for trading position with one-day holding period as of September 30, 2011 and December 31, 2010, are as follows:

	Sep. 30, 2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	(Won)	6,057	(Won)	4,474	(Won)	8,043	(Won)	7,533
Stock index risk		1,849		827		3,980		1,351
Foreign exchange risk		6,138		4,420		7,834		6,003
Deduction of diversification effect		—		—		—		(5,415)

Total VaR	(Won)	8,560	(Won)	6,160	(Won)	10,631	(Won)	9,472

	Dec. 31, 2010
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	(Won)	5,997	(Won)	4,836	(Won)	6,855	(Won)	5,327
Stock index risk		2,089		1,348		2,980		1,550
Foreign exchange risk		7,294		5,252		8,709		5,252
Deduction of diversification effect		—		—		—		(3,735)

Total VaR	(Won)	10,427	(Won)	8,306	(Won)	12,422	(Won)	8,394

The details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages the interest rate risk related to the trading accounts using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock index risk

Stock index risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and the derivative instruments linked to stock under strict limits on diversification.

iii. Foreign exchange risk

Foreign exchange risk arises from holding assets and liabilities denominated in foreign currency. Most of foreign assets and liabilities are denominated in US dollars and the most of the remainder are denominated in Japanese Yen or Euro. The Group sets both loss limits and net foreign currency exposure limit and manages comprehensive net foreign exchange exposure which considers both trading and non-trading portfolio.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

4.4.3 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is the interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate changing period. The Group measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currency hedging derivatives. Most interest-bearing assets and interest-bearing liabilities are denominated in Korean won and most foreign currency assets and liabilities are denominated in US Dollars and the most of remainder are denominated in Japanese Yen or Euro.

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect the asset value against interest rate fluctuations. The Group manages the risk through interest rate gap analysis that analyses interest rate maturities between interest-bearing assets and interest-bearing liabilities and interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on maturity of interest rate repricing maturities of interest-bearing assets and interest-bearing liabilities by measuring expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities at each maturity. The Group conducts interest gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, if there is no maturity of assets and liabilities, then certain maturities should be assumed or used according to ALM risk management guideline.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The results of interest rate gap analysis as of September 30, 2011 and December 31, 2010, are as follows:

	Sep. 30, 2011
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in won
Loans	(Won)	116,288,397	(Won)	41,700,501	(Won)	18,615,308	(Won)	12,208,304	(Won)	1,960,051	(Won)	190,772,561
Securities		5,518,191		2,715,142		4,925,727		11,368,815		8,464,074		32,991,949
Others		6,155,796		355,127		241,573		116,620		48,901		6,918,017

	(Won)	127,962,384	(Won)	44,770,770	(Won)	23,782,608	(Won)	23,693,739	(Won)	10,473,026	(Won)	230,682,527

Interest-bearing liabilities in won
Deposits	(Won)	81,881,386	(Won)	33,072,002	(Won)	46,122,210	(Won)	14,152,846	(Won)	10,876,699	(Won)	186,105,143
Debts		3,929,127		311,500		740,000		149,470		—		5,130,097
Others		9,947,354		3,402,707		5,242,992		7,286,382		3,983,173		29,862,608

	(Won)	95,757,867	(Won)	36,786,209	(Won)	52,105,202	(Won)	21,588,698	(Won)	14,859,872	(Won)	221,097,848

Gap	(Won)	32,204,517	(Won)	7,984,561	(Won)	(28,322,594)	(Won)	2,105,041	(Won)	(4,386,846)	(Won)	9,584,679

Accumulated gap		32,204,517		40,189,078		11,866,484		13,971,525		9,584,679

Percentage (%)		13.96		17.42		5.14		6.06		4.15

Interest-bearing assets in foreign currencies
Loans	(Won)	7,494,050	(Won)	403,982	(Won)	438,492	(Won)	567,318	(Won)	16,875	(Won)	8,920,717
Securities		378,345		170,894		24,248		350,089		160,694		1,084,270
Others		4,887,351		1,863,970		440,758		69,035		—		7,261,114

	(Won)	12,759,746	(Won)	2,438,846	(Won)	903,498	(Won)	986,442	(Won)	177,569	(Won)	17,266,101

Interest-bearing liabilities in foreign currencies
Deposits	(Won)	1,670,323	(Won)	1,820,089	(Won)	339,309	(Won)	67,362	(Won)	—	(Won)	3,897,083
Debts		6,074,964		2,189,829		1,037,812		68,952		—		9,371,557
Others		2,726,213		574,280		599,708		64,782		—		3,964,983

	(Won)	10,471,500	(Won)	4,584,198	(Won)	1,976,829	(Won)	201,096	(Won)	—	(Won)	17,233,623

Gap	(Won)	2,288,246	(Won)	(2,145,352)	(Won)	(1,073,331)	(Won)	785,346	(Won)	177,569	(Won)	32,478

Accumulated gap		2,288,246		142,894		(930,437)		(145,091)		32,478

Percentage (%)		13.25		0.83		(5.39)		(0.84)		(0.19)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

	Dec. 31, 2010
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in won
Loans	(Won)	109,730,719	(Won)	44,757,143	(Won)	11,300,130	(Won)	2,684,724	(Won)	1,292,472	(Won)	169,765,188
Securities		3,970,874		1,286,918		4,582,038		13,787,387		10,510,014		34,137,231
Others		14,640,920		1,590,223		1,278,463		1,128,026		47,347		18,684,979

	(Won)	128,342,513	(Won)	47,634,284	(Won)	17,160,631	(Won)	17,600,137	(Won)	11,849,833	(Won)	222,587,398

Interest-bearing liabilities in won
Deposits	(Won)	74,313,668	(Won)	18,039,090	(Won)	44,196,896	(Won)	29,228,645	(Won)	13,182,455	(Won)	178,960,754
Debts		4,071,718		—		—		99,276		100,000		4,270,994
Others		10,096,245		2,299,713		7,667,680		5,342,702		5,716,940		31,123,280

	(Won)	88,481,631	(Won)	20,338,803	(Won)	51,864,576	(Won)	34,670,623	(Won)	18,999,395	(Won)	214,355,028

Gap	(Won)	39,860,882	(Won)	27,295,481	(Won)	(34,703,945)	(Won)	(17,070,486)	(Won)	(7,149,562)	(Won)	8,232,370

Accumulated gap		39,860,882		67,156,363		32,452,418		15,381,932		8,232,370

Percentage (%)		17.91		30.20		14.60		6.90		3.70

Interest-bearing assets in foreign currencies
Loans	(Won)	5,587,541	(Won)	669,279	(Won)	340,198	(Won)	431,831	(Won)	16,953	(Won)	7,045,802
Securities		465,289		85,450		53,955		182,824		379,016		1,166,534
Others		3,628,441		1,092,032		302,538		47,844		—		5,070,855

	(Won)	9,681,271	(Won)	1,846,761	(Won)	696,691	(Won)	662,499	(Won)	395,969	(Won)	13,283,191

Interest-bearing liabilities in foreign currencies
Deposits	(Won)	1,470,509	(Won)	1,376,120	(Won)	79,288	(Won)	2,274	(Won)	—	(Won)	2,928,191
Debts		4,290,490		1,529,377		796,010		90,215		—		6,706,092
Others		2,329,159		79,723		59,006		1,007,476		—		3,475,364

	(Won)	8,090,158	(Won)	2,985,220	(Won)	934,304	(Won)	1,099,965	(Won)	—	(Won)	13,109,647

Gap	(Won)	1,591,113	(Won)	(1,138,459)	(Won)	(237,613)	(Won)	(437,466)	(Won)	395,969	(Won)	173,544

Accumulated gap		1,591,113		452,654		215,041		(222,425)		173,544

Percentage (%)		11.98		3.41		1.62		(1.67)		1.31

ii. Interest Rate VaR

Interest rate VaR is a possible maximum loss due to interest rate risk under normal distribution and the measurement results of risk as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010
Interest rate VaR	(Won)	660,420	(Won)	1,763,961

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

4.5.	Operational Risk

4.5.1 Concept

The Group defines the operational risk broadly to include all financial and non financial risks that may arise from the operating activities and could cause negative effect on the capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to spread risk management culture, strengthen internal controls, innovate processes and provide timely feedback to managements and employees. In addition, Kookimin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events, and has constructed replacement facilities as well as carried out exercise drills for head office and IT departments to test its business continuity framework.

4.6.	Capital Adequacy

The Group assesses its adequacy of capital by using Internal Rating Based Approach (the ‘IRBA’). The evaluation is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review. The economic capital is calculated by adding the analysis results on the crisis and other required items to the total economic capitals which are calculated for each risk.

Economic Capital is a necessary capital to prevent inability of payment due to unexpected loss in the future. Each subsidiary operates the system which measures and allocates economic capital by risk type.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and subsidiaries. Each subsidiary efficiently operates its capital within range of granted economic capital. The Risk Management Department of the Group monitors the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion.

The Group is a financial holding company under Financial Holding Companies Act. It must maintain the consolidated BIS ratio above 8% based on Basel I in accordance with Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The details of the Group’s consolidated BIS ratio as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010[1]

Equity Capital:	(Won)	26,263,986	(Won)	23,948,343
Tier I Capital		20,587,162		17,714,236
Tier II Capital		5,676,824		6,234,107
Risk-weighted assets:		192,104,995		183,077,983
Credit risk		186,735,083		178,727,946
Market risk		5,369,912		4,350,037
Capital adequacy ratio (%):		13.67		13.08
Tier I Capital (%)		10.72		9.68
Tier II Capital (%)		2.95		3.40

[1]	Based on previous K-GAAP.

5.	Segment Information

5.1	Overall Segment Information and Business Segments

Operating segments are presented in two ways : one based on related business, and the other on geographical areas. Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Group is organized into four major business segments: Corporate Banking, Retail Banking, Credit Card Operations and Capital Markets Activities at the end of period. In addition, these business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

•

Corporate banking : The corporate banking segment’s assets and liabilities are mainly with private and public enterprises. The activities within this segment include loans, overdrafts, other credit facilities and other foreign currency activities.

•

Retail banking : The retail banking segment’s assets and liabilities are mainly with individuals and households. This segment handles private customer current accounts, savings, deposits, consumer loans and mortgage loans.

•

Credit card operations : The credit card segment’s assets and liabilities are mainly with individuals or corporate cardholders and card merchants, and it handles domestic as well as overseas credit and debit card operations.

•	Capital markets activities : Activities within this segment include trading activities in securities and derivatives, and funding through debentures and borrowings.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Financial information by business segment for the nine-month period ended September 30, 2011, follows:

(In millions of Korean won)
	Domestic Entities										Foreign Entities		Consolidation Adjustments		Total
	Corporate Banking		Retail Banking		Credit Card Operations		Capital Markets Activities		Others
Segment profits before income tax expense	(Won)	658,435	(Won)	855,697	(Won)	269,369	(Won)	104,790	(Won)	1,004,594	(Won)	6,439	(Won)	(14,462)	(Won)	2,884,862

The following are included in the segment profits:

	Domestic Entities										Foreign Entities		Consolidation Adjustments		Total
	Corporate Banking		Retail Banking		Credit Card Operations		Capital Markets Activities		Others
Operating revenues from external customers	(Won)	1,752,586	(Won)	2,428,177	(Won)	789,284	(Won)	75,291	(Won)	1,724,264	(Won)	20,147	(Won)	—	(Won)	6,789,749
Inter-segment operating revenues		(12,422)		(41,241)		(186,544)		48,435		175,687		(3,955)		20,040		—

	(Won)	1,740,164	(Won)	2,386,936	(Won)	602,740	(Won)	123,726	(Won)	1,899,951	(Won)	16,192	(Won)	20,040	(Won)	6,789,749
Net interest income	(Won)	1,879,959	(Won)	2,060,802	(Won)	511,361	(Won)	393,327	(Won)	328,775	(Won)	13,327	(Won)	33,716	(Won)	5,221,267
Net fee and commission income		177,639		473,740		116,289		(9,683)		658,613		5,039		(22,451)		1,399,186
Gains (losses) from financial assets at fair value through profit or loss		(257)		8,667		—		659,491		42,665		(3,622)		3,358		710,302
Net other operating income		(317,177)		(156,273)		(24,910)		(919,409)		869,898		1,448		5,417		(541,006)
Provisions for credit loss		(621,915)		(233,646)		(135,187)		150		(12,546)		(3,762)		681		(1,006,225)
Depreciation and amortization		(24,771)		(76,762)		(23,548)		(1,224)		(116,469)		(456)		1,322		(241,908)
Share of profit of associates		—		—		—		—		1,922		—		9,112		11,034

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Financial information by business segment for the nine-month period September 30, 2010, follows:

(In millions of Korean won)
	Domestic Entities										Foreign Entities		Consolidation Adjustments		Total
	Corporate Banking		Retail Banking		Credit Card Operations		Capital Markets Activities		Others
Segment profits before income tax expense	(Won)	(545,163)	(Won)	603,118	(Won)	518,097	(Won)	(15,318)	(Won)	281,148	(Won)	8,080	(Won)	(301,489)	(Won)	548,473

The following are included in the segment profits:

	Domestic Entities										Foreign Entities		Consolidation Adjustments		Total
	Corporate Banking		Retail Banking		Credit Card Operations		Capital Markets Activities		Others
Operating revenues from external customers	(Won)	1,815,810	(Won)	2,266,898	(Won)	1,085,087	(Won)	7,728	(Won)	469,304	(Won)	17,722	(Won)	—	(Won)	5,662,549
Inter-segment operating revenues		19,350		—		—		3,133		(28,492)		(4,208)		10,217		—

	(Won)	1,835,160	(Won)	2,266,898	(Won)	1,085,087	(Won)	10,861	(Won)	440,812	(Won)	13,514	(Won)	10,217	(Won)	5,662,549
Net interest income	(Won)	1,920,500	(Won)	1,724,745	(Won)	1,655,767	(Won)	(155,445)	(Won)	(694,939)	(Won)	14,929	(Won)	31,233	(Won)	4,496,790
Net fee and commission income		216,575		500,904		(226,712)		(8,496)		921,648		4,668		(110,561)		1,298,026
Gains (losses) from financial assets at fair value through profit or loss		—		(72,075)		—		465,300		152,075		(4,673)		165		540,792
Net other operating income		(301,915)		113,324		(343,968)		(290,498)		62,028		(1,410)		89,380		(673,059)
Provisions for credit loss		(1,910,363)		(200,321)		(94,297)		133		(54,978)		176		106		(2,259,544)
Depreciation and amortization		(35,972)		(103,047)		(30,371)		(494)		(61,384)		(1,294)		(13,214)		(245,776)
Share of profit of associates		—		—		—		—		342,066		—		(447,056)		(104,990)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

5.2	Product and Geographical Segments

5.2.1 Products and services information

Amounts of revenues by service for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Sep. 30, 2010

Corporate banking service	(Won)	1,772,733	(Won)	1,833,532
Retail banking service		2,428,177		2,266,898
Credit card business service		789,284		1,085,087
Capital markets activities service		75,291		7,728
Other service		1,724,264		469,304

	(Won)	6,789,749	(Won)	5,662,549

5.2.2 Geographical information

Information by geographical area for the nine-month periods ended September 30, 2011 and 2010, follows:

(In millions of Korean won)	Sep. 30, 2011
	Revenues from external consumers		Significant non- current assets

Domestic	(Won)	6,722,359	(Won)	3,527,243
United States		10,029		2,134
New Zealand		5,692		195
China		18,551		921
Japan		23,067		71
Argentina		3		—
Vietnam		(192)		488
Cambodia		2,191		629
England		8,049		56
Consolidation adjustment		—		60,897

	(Won)	6,789,749	(Won)	3,592,634

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

(In millions of Korean won)	Sep. 30, 2010
	Revenues from external consumers		Significant non- current assets[1]

Domestic	(Won)	5,601,710	(Won)	3,580,574
United States		12,135		358
New Zealand		6,849		130
China		20,099		1,311
Japan		15,304		2,000
Argentina		(1)		—
Cambodia		1,501		1,097
England		4,952		79
Consolidation adjustment		—		42,371

	(Won)	5,662,549	(Won)	3,627,920

[1]	Significant non-current assets as of December 31, 2010.

6.	Financial Assets and Financial Liabilities

6.1.	Fair value for financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with their carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined by independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the valuation techniques including Discounted Cash Flow Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, Net Asset Value Method.

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting using appropriate discount rate the expected cash flows by contractual cash flows with prepayment rate taken into account. For those loans with the residual maturities of less than three months as of the closing date and the ones with reset period of less than three months, carrying amount is regarded as fair value.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Derivatives	For exchange traded derivative, quoted price in active market is used to determine fair value and for OTC derivative, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain OTC derivatives including option, interest rate swap, currency swap based on observable market parameters. However, some complex financial instruments are valued using advanced internal valuation model or the results of independent pricing services, where part or all of the inputs are not observable in the market. OTC derivatives with closed form solution in its valuation are valued using appropriate model. Complex derivative instruments where its valuation method cannot be defined by closed form are valued using techniques including Finited Difference Method, Monte Carlo Simulation.

Deposits	Carrying amount of demand deposit is regarded as fair value as it does not have maturity and the amount approximates the fair value. Fair value of time deposit is determined using DCF model. Fair value is determined by discounting using appropriate discount rate the expected cash flows by contractual cash flows with prepayment rate taken into account. For those loans with the residual maturities of less than three months as of the closing date and the ones with reset period of less than three months, carrying amount is regarded as fair value.

Debts	Fair value is determined using DCF model discounting contractual future cash flows by appropriate discount rate. However, for those loans with the residual maturities of less than three months as of the closing date and the ones with reset period of less than three months, carrying amount is regarded as fair value.

Debentures	Fair value is determined by using the valuation of independent third-party pricing services in accordance with the market prices that are quoted in active markets.

The Group believes that valuation methods used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the statements of financial position is appropriate. However, the fair value of the financial instruments recognized in the statements of financial position may change if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Fair values of financial assets and liabilities measured at amortized cost as of September 30, 2011 and December 31, 2010, are as follows:

	Sep. 30, 2011				Dec. 31, 2010
(In millions of Korean won)	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	(Won)	9,278,043	(Won)	9,278,365	(Won)	6,844,663	(Won)	6,834,107
Loans		209,979,434		210,692,201		197,621,004		198,627,998
Held-to-maturity financial assets		13,026,055		13,467,814		13,908,102		14,339,936
Other financial assets		9,443,050		9,443,050		6,188,011		6,188,011

	(Won)	241,726,582	(Won)	242,881,430	(Won)	224,561,780	(Won)	225,990,052

Financial liabilities

Deposits	(Won)	187,482,768	(Won)	187,826,703	(Won)	179,877,061	(Won)	180,192,666
Debts		16,137,688		16,128,036		11,744,389		11,776,282
Debentures		27,663,904		28,628,195		29,107,316		30,764,365
Other financial liabilities		14,531,941		14,531,909		9,279,685		9,279,719

	(Won)	245,816,301	(Won)	247,114,843	(Won)	230,008,451	(Won)	232,013,032

6.2	Fair value hierarchy

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: Financial instruments measured at quoted prices from active markets are classified as fair value level 1. This level includes listed equity securities, derivatives, and government bonds traded in an active exchange market.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2. This level includes the majority of debt and general over-the-counter derivatives such as swap, futures and options

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3. This level includes unlisted equity securities, complex structured bonds, complex over-the-counter derivatives.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. However, in case of financial instrument denominated in foreign currencies, the effects of changes in foreign exchange rates do not affect the fair value hierarchy. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Fair value hierarchy of financial assets and liabilities measured at fair value as of September 30, 2011 and December 31, 2010, are as follows:

	Sep. 30, 2011
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	(Won)	3,216,567	(Won)	2,342,189	(Won)	10,301	(Won)	5,569,057
Financial assets at fair value through profit or loss		—		105,156		437,272		542,428
Derivatives held for trading		389		2,857,121		70,706		2,928,216
Derivatives held for hedging		—		197,958		7,635		205,593
Available-for-sale financial assets[1]		10,939,350		11,101,204		1,273,038		23,313,592

	(Won)	14,156,306	(Won)	16,603,628	(Won)	1,798,952	(Won)	32,558,886

Financial liabilities
Financial liabilities held for trading	(Won)	806,888	(Won)	—	(Won)	—	(Won)	806,888
Financial liabilities at fair value through profit or loss		—		—		647,982		647,982
Derivatives held for trading		891		2,503,574		36,227		2,540,692
Derivatives held for hedging		—		116,729		20,001		136,730

	(Won)	807,779	(Won)	2,620,303	(Won)	704,210	(Won)	4,132,292

	Dec. 31, 2010
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	(Won)	1,765,817	(Won)	2,177,303	(Won)	9,807	(Won)	3,952,927
Financial assets at fair value through profit or loss		—		45,412		139		45,551
Derivatives held for trading		809		2,369,659		19,423		2,389,891
Derivatives held for hedging		—		198,924		6,306		205,230
Available-for-sale financial assets[1]		9,526,627		11,220,456		1,534,465		22,281,548

	(Won)	11,293,253	(Won)	16,011,754	(Won)	1,570,140	(Won)	28,875,147

Financial liabilities
Financial liabilities held for trading	(Won)	1,279,869	(Won)	—	(Won)	—	(Won)	1,279,869
Derivatives held for trading		7,576		1,898,169		90,876		1,996,621
Derivatives held for hedging		—		204,022		35,716		239,738

	(Won)	1,287,445	(Won)	2,102,191	(Won)	126,592	(Won)	3,516,228

[1]

The amounts of equity security carried at cost in level 3 which are not quoted in an active market and whose fair value cannot be estimated reliably are (Won)193,311 million and (Won)168,575 million as of September 30, 2011 and December 31, 2010, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

6.2.	Level 3 of the fair value hierarchy disclosure

6.2.1 Changes in Level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the nine-month period ended September 30, 2011, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss				Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives[1]
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for- sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	(Won)	9,807	(Won)	139	(Won)	1,534,465	(Won)	—	(Won)	(71,453)	(Won)	(29,410)
Total income				—		—		—		—		—
- Profit or loss		494		(58,597)		390,193		68,649		60,835		29,489
- Other comprehensive income		—		—		(155,880)		—		—		—
Purchases		—		505,111		79,755		(727,327)		11,031		—
Sales		—		(9,381)		(566,791)		10,696		(30,822)		—
Issues		—		—		—		—		(2,626)		—
Settlements		—		—		—		—		67,514		(12,445)
Transfers into level 3		—		—		—		—		—		—
Transfers out of level 3		—		—		(8,704)		—		—		—

Ending balance	(Won)	10,301	(Won)	437,272	(Won)	1,273,038	(Won)	(647,982)	(Won)	34,479	(Won)	(12,366)

[1]	Net amount of derivative assets and derivative liabilities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Changes in level 3 of the fair value hierarchy for the nine-month period ended September 30, 2010, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss				Financial investments		Net derivatives[1]
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for-sale financial assets		Derivatives held for trading		Derivatives held for hedging
Beginning balance	(Won)	9,785	(Won)	529	(Won)	1,427,213	(Won)	(204,566)	(Won)	(68,175)
Total income						—		—		—
- Profit or loss		(11)		(26)		(8,671)		(21,064)		80,510
- Other comprehensive income		—		—		86,328		—		—
Purchases		—		—		142,287		1,976		—
Sales		—		—		(128,990)		(84,016)		—
Issues		—		—		—		—		—
Settlements		—		—		—		260,268		(500)
Transfers into level 3		—		—		—		—		—
Transfers out of level 3		—		—		(33,342)		—		—

Ending balance	(Won)	9,774	(Won)	503	(Won)	1,484,825	(Won)	(47,402)	(Won)	11,835

[1]	Net amounts of derivative assets and derivative liabilities.

In relation with changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting in the statement of comprehensive income for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the period	(Won)	71,376	(Won)	419,687
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		68,501		(35,015)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

(In millions of Korean won)	Sep. 30, 2010
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the period	(Won)	(21,089)	(Won)	71,827
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		(5,622)		45,865

6.2.2 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortized by using straight line method over the life of the financial instruments. If the fair value of the financial instruments is determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Sep. 30, 2010

Balance at the beginning of the period (A)	(Won)	2,168	(Won)	—
New transactions (B)		4,965		5,591
Amounts recognized in profit or loss during the period (C= a+b+c)		(2,871)		(2,359)
a. Amortisation		(791)		(779)
b. Transaction matured		—		5
c. Settlement		(2,080)		(1,585)
Other changes (D)		—		—

Balance at the end of period (A+B+C+D)	(Won)	4,262	(Won)	3,232

6.3	Carrying amounts of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost.

Measurement policies for each class of financial assets and financial liabilities are disclosed in Note 3, ‘Significant accounting policies’

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The carrying amounts of financial assets and liabilities as of September 30, 2011, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans		Available- for-sale financial asset		Held-to- Maturity financial asset		Derivatives for hedging		Total
Financial assets
Cash and due from financial institutions	(Won)	—	(Won)	—	(Won)	9,278,043	(Won)	—	(Won)	—	(Won)	—	(Won)	9,278,043
Financial assets at fair value through profit or loss		5,569,057		542,428		—		—		—		—		6,111,485
Derivatives		2,928,216		—		—		—		—		205,593		3,133,809
Loans		—		—		209,979,434		—		—		—		209,979,434
Financial investments		—		—		—		23,313,592		13,026,055		—		36,339,647
Other financial assets		—		—		9,443,050		—		—		—		9,443,050

	(Won)	8,497,273	(Won)	542,428	(Won)	228,700,527	(Won)	23,313,592	(Won)	13,026,055	(Won)	205,593	(Won)	274,285,468

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liability at amortized cost		Derivatives for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	(Won)	806,888	(Won)	647,982	(Won)	—	(Won)	—	(Won)	1,454,870
Derivatives		2,540,692				—		136,730		2,677,422
Deposits		—				187,482,768		—		187,482,768
Debts		—				16,137,688		—		16,137,688
Debentures		—				27,663,904		—		27,663,904
Other financial liabilities		—				14,531,941		—		14,531,941

	(Won)	3,347,580	(Won)	647,982	(Won)	245,816,301	(Won)	136,730	(Won)	249,948,593

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The carrying amounts of financial assets and liabilities as of December 31, 2010, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans		Available- for-sale financial asset		Held-to- Maturity financial asset		Derivatives for hedging		Total
Financial assets
Cash and due from financial institutions	(Won)	—	(Won)	—	(Won)	6,844,663	(Won)	—	(Won)	—	(Won)	—	(Won)	6,844,663
Financial assets at fair value through profit or loss		3,952,927		45,551		—		—		—		—		3,998,478
Derivatives		2,389,891		—		—		—		—		205,230		2,595,121
Loans		—		—		197,621,004		—		—		—		197,621,004
Financial investments		—		—		—		22,281,548		13,908,102		—		36,189,650
Other financial assets		—		—		6,188,011		—		—		—		6,188,011

	(Won)	6,342,818	(Won)	45,551	(Won)	210,653,678	(Won)	22,281,548	(Won)	13,908,102	(Won)	205,230	(Won)	253,436,927

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss
	Held for trading		Financial liability at amortized cost		Derivatives for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	(Won)	1,279,869	(Won)	—	(Won)	—	(Won)	1,279,869
Derivatives		1,996,621		—		239,738		2,236,359
Deposits		—		179,877,061		—		179,877,061
Debts		—		11,744,389		—		11,744,389
Debentures		—		29,107,316		—		29,107,316
Other financial liabilities		—		9,279,685		—		9,279,685

	(Won)	3,276,490	(Won)	230,008,451	(Won)	239,738	(Won)	233,524,679

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

7.	Due from financial institutions

The details of due from financial institutions as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate(%)	Sep. 30, 2011		Dec. 31, 2010
Due from financial institutions in won	Due from Bank of Korea	Bank of Korea	0.00 ~ 3.27	(Won)	4,050,596	(Won)	2,825,109
	Due from banking institution	The Korea Exchange Bank and others	0.00 ~ 8.05		352,690		296,732
	Due from others	The Korea Exchange and others	0.00 ~ 3.20		1,322,002		888,733

					5,725,288		4,010,574

Due from financial institutions in foreign currency	Due from banks in foreign currency	Bank of Korea and others	0.00 ~ 0.09		317,679		269,498
	Time deposit in foreign currency	Agricultural Bank of China and others	0.09 ~ 8.00		278,687		286,242
	Due from others	ING Bank N.V. Amsterdam and others	0.00 ~ 0.10		74,082		40,574

					670,448		596,314

				(Won)	6,395,736	(Won)	4,606,888

Due from financial institutions, classified by financial institutions as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	In won		In foreign currencies		Total
Bank of Korea	(Won)	4,050,596	(Won)	185,607	(Won)	4,236,203
Other banking institutions		352,690		466,865		819,555
Other financial institutions		1,322,002		17,976		1,339,978

	(Won)	5,725,288	(Won)	670,448	(Won)	6,395,736

(In millions of Korean won)	Dec. 31, 2010
	In won		In foreign currencies		Total
Bank of Korea	(Won)	2,825,109	(Won)	147,439	(Won)	2,972,548
Other banking institutions		296,732		436,412		733,144
Other financial institutions		888,733		12,463		901,196

	(Won)	4,010,574	(Won)	596,314	(Won)	4,606,888

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Restricted due from financial institutions as of September 30, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)		Financial Institution	Sep. 30, 2011		Dec. 31, 2010		Reason for restriction

Due from financial institutions in won	Due from Bank of Korea	Bank of Korea	(Won)	4,050,596	(Won)	2,825,109	Bank of Korea Act
	Due from Banking institution	Woori Bank and others		89,835		4,188	Pledged as collateral for the overdraft facility and others
	Due from others	The Korea Exchange and others		7,075		334,002	Market entry deposit and others

				4,147,506		3,163,299

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		190,384		151,403	Bank of Korea Act and others
	Due from Banks in foreign currencies	Agricultural Bank of China and others		40,973		28,814	China’s New Foreign Bank Regulations and others
	Other dues	ING Bank N.V. Amsterdam and others		29,366		16,537	Derivatives margin account and others

				260,723		196,754

			(Won)	4,408,229	(Won)	3,360,053

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

8.	Assets pledged as collaterals

The details of assets pledged as collaterals as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
		Sep. 30, 2011
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Related liability
Financial assets held for trading	Korea Securities Depository and others	(Won)	98,886	(Won)	97,205	Bonds sold under repurchase agreements[3]
	Korea Securities Depository and others		726,097		684,451	Securities lending transactions
	Samsung Futures Inc. and others		94,511		83,722	Substitute securities of derivatives transitions[1]
	Others		12,253		11,701	Other

			931,747		877,079

Available-for-sale financial assets	Korea Securities Depository and others		121,456		122,668	Bonds sold under repurchase agreements[3]
	Samsung Futures Inc. and others		6,149		5,898	Substitute securities of derivatives transitions[1]

			127,605		128,566

Held-to-maturity financial assets	Korea Securities Depository and others		2,874,604		2,878,000	Bonds sold under repurchase agreements[3]
	Korea Securities Depository and others		136,605		140,000	Securities lending transactions
	Bank of Korea		1,060,372		1,070,000	Borrowings from Bank of Korea
	Bank of Korea		937,391		934,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		765,168		772,166	Substitute securities of derivatives transitions[1]
	Others		877,601		850,300	Other

			6,651,741		6,645,266

Mortgage loans[2]	Others		1,351,289		1,351,289	Covered Bond

		(Won)	9,062,382	(Won)	9,002,200

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

(In millions of Korean won)
		Dec. 31, 2010
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Related liability
Financial assets held for trading	Korea Securities Depository and others	(Won)	72,693	(Won)	69,669	Bonds sold under repurchase agreements[3]
	Korea Securities Depository and others		1,149,621		1,092,620	Securities lending transactions
	Samsung Futures Inc. and others		24,280		21,471	Substitute securities of derivatives transitions[1]

			1,246,594		1,183,760

Available-for-sale financial assets	Korea Securities Depository and others		228,609		220,000	Bonds sold under repurchase agreements[3]
	Korea Securities Depository and others		5,425		5,000	Securities lending transactions
	Bank of Korea		19,392		20,000	Borrowings from Bank of Korea
	Bank of Korea		706		700	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		21,316		20,869	Substitute securities of derivatives transitions[1]
	Others		619,975		600,000	Other

			895,423		866,569

Held-to-maturity financial assets	Korea Securities Depository and others		2,802,875		2,814,000	Bonds sold under repurchase agreements[3]
	Korea Securities Depository and others		134,384		140,000	Securities lending transactions
	Bank of Korea		1,080,959		1,100,000	Borrowings from Bank of Korea
	Bank of Korea		597,303		604,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		590,579		596,729	Substitute securities of derivatives transitions[1]
	Others		350,417		350,000	Other

			5,556,517		5,605,529

Mortgage loans[2]	Others		1,565,649		1,565,649	Covered bond

		(Won)	9,264,183	(Won)	9,221,507

[1]	Substitute securities of derivatives transitions: Securities in derivative transactions that can be deposited for consignment guarantee and others.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

[2]	Carrying amounts of mortgage loans are the amounts before deducting related allowances for loans losses.
[3]	Amounts of related liability to the assets pledged as collaterals are (Won)1,508,144 million and (Won)977,958 million as of September 30, 2011 and December 31, 2010, respectively.

The fair values of available collaterals to sell or repledge as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	Fair value of collateral		Fair value of available collateral to sell or repledge
Securities	(Won)	1,996,484	(Won)	49,937

	(Won)	1,996,484	(Won)	49,937

(In millions of Korean won)	Dec. 31, 2010
	Fair value of collateral		Fair value of available collateral to sell or repledge
Securities	(Won)	1,969,883	(Won)	—

	(Won)	1,969,883	(Won)	—

Loaned securities as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010		Borrower

Government and public bonds	(Won)	239,718	(Won)	880,448	Korea Securities Finance Corp., Korea Securities Depository and others
Stocks		12,065		23,645	Korea Securities Depository and others

	(Won)	251,783	(Won)	904,093

9.	Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in won;

•	Cross-currency swaps, forwards and options relating to foreign exchange risks,

•	Stock price index option linked with the KOSPI index.

Especially, the Group uses cross currency swaps and interest rate swaps and others to hedge the risk of changes in the fair values and in the cash flows related to the changes of interest rate and foreign exchange rate of subordinated debts in won, structured debts and financial debentures.

The details of derivative financial instruments for trading as of September 30, 2011, are as follows:

(In millions of Korean won)	Commitments[1]		Assets		Liabilities
Interest rate
Futures[2]	(Won)	1,676,092	(Won)	—	(Won)	—
Swaps		106,036,347		501,259		678,494
Options		11,776,025		73,937		67,878

		119,488,464		575,196		746,372

Currency
Forwards		36,584,417		1,623,182		1,060,375
Futures[2]		551,296		2		601
Swaps		17,333,820		648,026		663,046
Options		574,316		8,758		9,865

		55,043,849		2,279,968		1,733,887

Stock and index
Futures[2]		86,957		—		—
Swaps		72,825		1,877		6,467
Options		1,146,135		68,380		51,309

		1,305,917		70,257		57,776

Other		60,000		2,795		2,657

	(Won)	175,898,230	(Won)	2,928,216	(Won)	2,540,692

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The details of derivative financial instruments for trading as of December 31, 2010, are as follows:

(In millions of Korean won)	Commitments[1]		Assets		Liabilities
Interest rate
Futures[2]	(Won)	1,067,923	(Won)	—	(Won)	—
Swaps		94,605,711		472,076		666,254
Options		10,401,894		48,480		47,202

		106,075,528		520,556		713,456

Currency
Forwards		36,849,872		874,400		308,487
Futures[2]		609,989		—		—
Swaps		16,870,518		932,319		813,419
Options		1,017,904		14,139		14,332

		55,348,283		1,820,858		1,136,238

Stock and index
Futures[2]		168,621		—		—
Swaps		7,638		2,114		—
Options		2,099,162		40,663		143,359

		2,275,421		42,777		143,359

Credit
Swaps		200,000		1,958		—

Other		60,000		3,742		3,568

	(Won)	163,959,232	(Won)	2,389,891	(Won)	1,996,621

[1]

For transactions between won and foreign currencies, the commitment is presented using the basic foreign exchange rate at the end of the reporting period based on the contract amount in foreign currencies. For transactions between foreign currencies, the commitment is presented using the basic foreign exchange rate at the end of the reporting period based on the contract amount in foreign currencies purchased.

[2]	A gain or loss from daily marking to market futures is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of September 30, 2011, are as follows:

(In millions of Korean won)	Commitments		Assets		Liabilities
Interest rate
Swaps	(Won)	4,348,088	(Won)	184,810	(Won)	13,199
Currency
Swap		1,179,500		—		111,837
Other		190,000		197		11,644

	(Won)	5,717,588	(Won)	185,007	(Won)	136,680

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The details of derivatives designated as fair value hedging instruments as of December 31, 2010, are as follows:

(In millions of Korean won)	Commitments		Assets		Liabilities
Interest rate
Swaps	(Won)	4,440,700	(Won)	205,230	(Won)	21,205
Currency
Swap		1,138,900		—		193,376
Other		190,000		—		25,157

	(Won)	5,769,600	(Won)	205,230	(Won)	239,738

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Sep. 30, 2010

Gains (losses) on hedging instruments	(Won)	115,730	(Won)	228,466
Gains (losses) on the hedged item attributable to the hedged risk		(100,908)		(213,762)

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of September 30, 2011, are as follows:

(In millions of Korean won)	Commitments		Assets		Liabilities
Interest rate
Swaps	(Won)	140,000	(Won)	—	(Won)	50
Currency
Swap		353,850		20,586		—

	(Won)	493,850	(Won)	20,586	(Won)	50

Gains and losses from hedging instruments and hedged items attributable to the hedged risk for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Sep. 30, 2010

Gains(losses) on hedging instruments	(Won)	21,843	(Won)	—
Gains(losses) on the hedged item attributable to the hedged risk		21,830		—
Ineffectiveness gains(losses) designated as cash flow hedging		13		—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Amounts recognized in other comprehensive income and reclassified from equity related to derivative instruments designated as cash flow hedges for the nine-month period ended September 30, 2011 are as follows:

(In millions of Korean won)	Sep. 30, 2011

Amount recognized in other comprehensive income	(Won)	21,830
Amount reclassified from equity to loss		(30,687)
Tax effect		(4)

	(Won)	(8,861)

10.	Loans

Loans as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Loans	(Won)	213,227,652	(Won)	201,065,468
Deferred loan origination fees and costs		375,739		311,712
Less: Allowances for loan losses		(3,623,957)		(3,756,176)

Carrying amount	(Won)	209,979,434	(Won)	197,621,004

Loans to bank customers as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Loans	(Won)	4,237,293	(Won)	2,819,202
Less: Allowances for loan losses		(922)		(1,158)

Carrying amount	(Won)	4,236,371	(Won)	2,818,044

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Loans to customers other than banks as of September 30, 2011 and December 31, 2010, consist of:

(In millions of Korean won)	Sep. 30, 2011
	Retail		Corporate		Credit card		Total

Loans in won	(Won)	102,962,313	(Won)	79,509,700	(Won)	—	(Won)	182,472,013
Loans in foreign currencies		74,671		4,467,116		—		4,541,787
Domestic import usance bills		—		4,333,105		—		4,333,105
Off-shore funding loans		—		979,724		—		979,724
Call loans		—		547,493		—		547,493
Bills bought in won		—		45,613		—		45,613
Bills bought in foreign currencies		—		2,686,303		—		2,686,303
Guarantee payments under payment guarantee		—		61,622		—		61,622
Credit card receivables in won		—		—		12,094,588		12,094,588
Credit card receivables in foreign currencies		—		—		1,308		1,308
Bonds purchased under repurchase agreements		—		613,969		—		613,969
Privately placed bonds		—		988,573		—		988,573

		103,036,984		94,233,218		12,095,896		209,366,098
Allowances		(641,454)		(2,627,032)		(354,549)		(3,623,035)

	(Won)	102,395,530	(Won)	91,606,186	(Won)	11,741,347	(Won)	205,743,063

Rate (%)		49.21		45.01		5.78		100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

(In millions of Korean won)	Dec. 31, 2011
	Retail		Corporate		Credit card		Total

Loans in won	(Won)	98,996,739	(Won)	74,248,496	(Won)	—	(Won)	173,245,235
Loans in foreign currencies		65,681		4,314,827		—		4,380,508
Domestic import usance bills		—		2,611,208		—		2,611,208
Off-shore funding loans		—		962,305		—		962,305
Call loans		—		143,213		—		143,213
Bills bought in won		—		21,731		—		21,731
Bills bought in foreign currencies		—		2,226,960		—		2,226,960
Guarantee payments under payment guarantee		—		191,050		—		191,050
Credit card receivables in won		—		—		12,409,606		12,409,606
Credit card receivables in foreign currencies		—		—		924		924
Bonds purchased under repurchase agreements		—		230,000		—		230,000
Privately placed bonds		—		2,135,238		—		2,135,238

		99,062,420		87,085,028		12,410,530		198,557,978
Allowances		(520,843)		(2,906,610)		(327,565)		(3,755,018)

	(Won)	98,541,577	(Won)	84,178,418	(Won)	12,082,965	(Won)	194,802,960

Rate (%)		49.89		43.86		6.25		100.00

The changes in deferred loan origination fees and costs for the nine-month periods ended September 30, 2011 and 2010, are as follows:

	Sep. 30, 2011
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending

Deferred loan origination costs
Loans in won	(Won)	365,774	(Won)	182,766	(Won)	121,365	(Won)	—	(Won)	427,175
Other origination costs		—		71		10		—		61

		365,774		182,837		121,375		—		427,236

Deferred loan origination fees
Loans in won		46,245		15,072		15,016		—		46,301
Credit card		2,438		—		2,173		—		265
Other origination fees		5,379		1,653		2,108		7		4,931

		54,062		16,725		19,297		7		51,497

	(Won)	311,712	(Won)	166,112	(Won)	102,078	(Won)	(7)	(Won)	375,739

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

	Sep. 30, 2010
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending

Deferred loan origination costs
Loans in won	(Won)	326,475	(Won)	92,820	(Won)	81,331	(Won)	—	(Won)	337,964

		326,475		92,820		81,331		—		337,964

Deferred loan origination fees
Loans in won		55,334		11,992		18,169		—		49,157
Credit card		17,249		5,556		17,951		—		4,854
Other origination fees		7,544		1,646		3,205		(2)		5,983

		80,127		19,194		39,325		(2)		59,994

	(Won)	246,348	(Won)	73,626	(Won)	42,006	(Won)	2	(Won)	277,970

11.	Allowances for Loan Losses

The changes in allowances for loan losses loan for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)
	Sep. 30, 2011
	Retail		Corporate		Credit card		Total

Beginning	(Won)	520,843	(Won)	2,907,747	(Won)	327,586	(Won)	3,756,176
Written-off		(184,417)		(906,372)		(290,019)		(1,380,808)
Collection of written-off loans		87,689		116,187		154,853		358,729
Sale or repurchase		(16,098)		(192,200)		(92)		(208,390)
Other changes		27,321		35,069		2,895		65,285
Foreign exchange translation		20		6,732		—		6,752
Exemption of discounts effect		(25,113)		(62,764)		(3,494)		(91,371)
Contribution (Reversal) [1]		231,209		723,555		162,820		1,117,584

Ending	(Won)	641,454	(Won)	2,627,954	(Won)	354,549	(Won)	3,623,957

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

(In millions of Korean won)
	Sep. 30, 2010
	Retail		Corporate		Credit card		Total

Beginning	(Won)	415,340	(Won)	2,516,460	(Won)	336,955	(Won)	3,268,755
Written-off		(184,880)		(712,084)		(275,691)		(1,172,655)
Collection of written-off loans		97,580		68,318		183,670		349,568
Sale or repurchase		(1,530)		(25,496)		(386)		(27,412)
Other changes		14,063		37,293		4,302		55,658
Foreign exchange translation		7		1,685		—		1,692
Exemption of discounts effect		(13,531)		(53,333)		(3,415)		(70,279)
Contribution (Reversal)[1]		195,058		1,674,917		97,949		1,967,924

Ending	(Won)	522,107	(Won)	3,507,760	(Won)	343,384	(Won)	4,373,251

[1]

Besides the above contribution to (reversal of) allowances for loan losses, contribution to (reversal of) provisions for credit losses consists of contribution to (reversal of) provisions for unused commitments and guarantees (Note 22), contribution to (reversal of) provisions for financial guarantee contracts (Note 22), and contribution to (reversal of) allowances for loan losses on other financial assets (Note 17) are included.

The Group holds written-off loans, over which the Group still has claims against the borrowers and guarantors, amounting to (Won) 13,686,652 million, and (Won) 13,105,365 million, as of September 30, 2011 and December 31, 2010, respectively.

The ratio of allowances for loan losses as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Loans	(Won)	213,603,391	(Won)	201,377,180
Allowances for loan losses		3,623,957		3,756,176
Percentage (%)		1.70		1.87

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

12.	Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	Sep. 30, 2011		Dec. 31, 2010
Financial assets held for trading
Debt securities:
Government and public bonds	(Won)	1,657,177	(Won)	742,484
Financial bonds		2,590,843		2,106,979
Corporate bonds		497,993		459,481
Asset-backed securities		60,149		171,712
Others		73,471		56,043
Equity securities:
Stocks		378,510		57,933
Beneficiary certificates		310,914		358,295

		5,569,057		3,952,927

Financial assets designated at fair value through profit or loss
Debt securities:
Financial bond		437,272		139
Equity securities:
Beneficiary certificates		105,156		45,412

		542,428		45,551

Total financial assets through profit or loss	(Won)	6,111,485	(Won)	3,998,478

Available-for-sale financial assets
Debt securities:
Government and public bonds	(Won)	6,090,072	(Won)	6,741,084
Financial bonds		7,191,508		5,758,716
Corporate bonds		4,953,781		4,586,077
Asset-backed securities		1,706,617		1,830,881
Others		184,543		208,966
Equity securities:
Stocks		1,886,460		1,910,970
Equity investments		88,429		85,131
Beneficiary certificates		1,212,182		1,159,723

		23,313,592		22,281,548

Held-to-maturity financial assets
Debts securities:
Government and public bonds		5,588,477		6,339,677
Financial bonds		1,075,437		1,215,746
Corporate bonds		6,043,828		5,960,379
Asset-backed securities		318,313		392,300

		13,026,055		13,908,102

Total financial investments	(Won)	36,339,647	(Won)	36,189,650

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The impairment losses and the reversal of impairment loss in investment securities for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011				Sep. 30, 2010
	Impairment		Reversal		Impairment		Reversal
Available-for-sale financial assets	(Won)	47,607	(Won)	—	(Won)	41,255	(Won)	—
Held-to-maturity financial assets		168		80		472		—

	(Won)	47,775	(Won)	80	(Won)	41,727	(Won)	—

13.	Investments in associates

Investments in associates as of September 30, 2011 and December 31, 2010, are as follows:

Investments in associates:

	Sep. 30, 2011
(in millions of Korean won)	Ownership (%)	Carrying amount		Industry	Location

Balhae Infrastructure Fund[1]	12.61	(Won)	124,898	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		3,707	Credit Information	Korea
UAMCO., Ltd.[1]	17.50		100,370	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2]	29.56		396,462	Banking	Kazakhstan
Preference share[2]	93.15			Banking	Kazakhstan
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		9,635	Investment finance	Korea
KB Global Star Game & Apps SPAC[1]	0.23		46	SPAC	Korea
Powerrex Corporation Co., Ltd.[3]	18.75		—	Manufacture of machine	Korea
Semiland Co., Ltd.	21.32		2,227	Manufacture of chemical products	Korea
Seho Robo Ind. Co., Ltd.	22.73		1,358	Manufacture of machine	Korea
Serit Platform Co., Ltd.	21.72		1,507	Manufacture of communication equipment	Korea
Sehwa Electronics Co., Ltd.	20.95		3,412	Manufacture of electronic components	Korea
Testian Co., Ltd.[3]	19.90		680	Manufacture of semiconductor equipment	Korea
DS Plant Co., Ltd.[3]	—		—	Manufacture of machine	Korea
KT Wibro infrastructure	40.34		103,214	Manufacture of communication equipment	Korea
Joam Housing Development Co., Ltd.[4]	15.00		—	Housing	Korea
United PF 1st Recovery Private Equity Fund[5]	18.50		108,471	Other finance	Korea

		(Won)	855,987

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

	Dec. 31, 2010
(in millions of Korean won)	Ownership (%)	Carrying amount		Industry	Location

Balhae Infrastructure Fund[1]	12.61	(Won)	120,274	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		3,194	Credit Information	Korea
UAMCO., Ltd. [1]	17.50		85,622	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[2]	29.56		390,157	Banking	Kazakhstan
Preference share[2]	93.15			Banking	Kazakhstan
KoFC KBIC Frontier Champ 2010-5(PEF)	50.00		10,438	Investment finance	Korea
KB Global Star Game & Apps SPAC[1]	3.23		1,034	SPAC	Korea
Powerrex Corporation Co., Ltd.[3]	18.75		1,951	Manufacture of machine	Korea
Semiland Co., Ltd.	21.32		2,095	Manufacture of chemical products	Korea
Seho Robo Ind. Co., Ltd.	22.73		820	Manufacture of machine	Korea
Serit Platform Co., Ltd.	21.72		1,438	Communications	Korea
Sehwa Electronics Co., Ltd.	20.95		3,385	Manufacture of electronic components	Korea
Testian Co., Ltd.[3]	20.40		857	Manufacture of semiconductor equipment	Korea
Solice Co., Ltd.	20.30		2,007	Manufacture of semiconductor equipment	Korea
KT Wibro infrastructure	40.34		100,139	Communications	Korea
Joam Housing Development Co., Ltd.[4]	15.00		—	Housing	Korea

		(Won)	723,411

[1]

As of September 30, 2011 and December 31, 2010, the Group holds the right to appoint a member of Nominating Committee and to appoint a director of Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd., UAMCO., Ltd., and KB Global Star Game & Apps SPAC, therefore, has significant influence in electing a member of management who can participate in the decision-making process relating to the financial and business policies.

[2]

Fair value of shares of JSC Bank CenterCredit, reflecting the published market price, as of September 30, 2011, and December 31, 2010, of (Won) 133,387 million and (Won) 217,164 million, respectively. The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

[3]

The Group’s ownership in Powerrex Corporation Co., Ltd., Testian Co., Ltd. and DS Plant Co., Ltd. are 33.54%, 27.39%, 21.05% and 33.54%, 27.97%, respectively, when taking into consideration the potential voting rights of redeemable preference shares and convertible bond held by the Group into consideration as of September 30, 2011, and December 31, 2010.

[4]	Although the Group holds less than 20%, it is accounted for using the equity method as the Group has a seat in the board of directors.
[5]

As of September 30, 2011, the Group holds the right to distribute residual property, appoint key corporate officers and remove general partner in general meeting, and general partner of United PF 1st Recovery Private Equity Fund is UAMCO., Ltd. which is an associate of the Group. Therefore, the Group has significant influence to participate in the financial and operating policy decisions of the investee.

Significant financial information on associates:

	Sep. 30, 2011
(In millions of Korean won)	Total assets		Total liabilities		Paid-in capital		Equity		Revenues		Profit (loss)

Balhae Infrastructure Fund	(Won)	993,103	(Won)	2,247	(Won)	952,896	(Won)	990,856	(Won)	50,455	(Won)	44,188
Korea Credit Bureau Co., Ltd.		48,747		7,571		10,000		41,176		28,789		5,700
UAMCO., Ltd.		2,808,139		2,224,667		2,430		583,472		400,328		95,265
JSC Bank CenterCredit		8,752,972		8,098,370		546,794		654,602		259,383		(1,681)
KoFC KBIC Frontier Champ 2010-5(PEF)		20,387		252		21,000		20,135		8		(802)
KB Global Star Game & Apps SPAC		21,688		1,264		862		20,424		—		102
Powerrex Corporation Co., Ltd.		16,669		16,975		800		(306)		3,796		(3,108)
Semiland Co., Ltd.		10,640		5,820		985		4,820		6,086		232
Seho Robo Ind. Co., Ltd.		11,504		5,527		966		5,977		16,543		2,663
Serit Platform Co., Ltd.		6,120		3,618		1,000		2,502		7,247		316
Sehwa Electronics Co., Ltd.		26,795		11,112		1,050		15,683		15,351		83
Testian Co., Ltd.		2,483		1,768		1,030		715		189		(276)
DS Plant Co., Ltd.		10,634		7,717		600		2,917		5,936		253
KT Wibro infrastructure		278,190		27,054		24,792		251,136		907		1,475
Joam Housing Development Co., Ltd. [1]		77,361		79,790		50		(2,429)		11,684		532
United PF 1st Recovery Private Equity Fund		617,952		1,015		605,000		616,937		13,965		11,937

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

	Dec. 31, 2010
(In millions of Korean won)	Total assets		Total liabilities		Paid-in capital		Equity		Revenues[1]		Profit (loss)[1]

Balhae Infrastructure Fund	(Won)	956,234	(Won)	2,061	(Won)	903,305	(Won)	954,173	(Won)	49,539	(Won)	43,679
Korea Credit Bureau Co., Ltd.		44,983		9,507		10,000		35,476		23,371		3,158
UAMCO., Ltd.		1,782,180		1,292,911		2,430		489,269		14,711		3,194
JSC Bank CenterCredit		9,451,778		8,811,764		546,794		640,014		190,441		5,154
KoFC KBIC Frontier Champ 2010-5(PEF)		20,991		53		21,000		20,938		—		—
KB Global Star Game & Apps SPAC		21,124		1,206		862		19,918		—		(64)
Powerrex Corporation Co., Ltd.		16,020		13,218		800		2,802		5,296		(537)
Semiland Co., Ltd.		9,660		5,072		985		4,588		3,717		282
Seho Robo Ind. Co., Ltd.		8,696		5,087		966		3,609		6,147		949
Serit Platform Co., Ltd.		6,646		4,460		1,000		2,186		3,185		(284)
Sehwa Electronics Co., Ltd.		31,511		15,955		1,050		15,556		14,261		(236)
Testian Co., Ltd.		2,442		1,549		1,005		893		274		54
Solice Co., Ltd.		15,231		9,823		2,291		5,408		10,766		272
KT Wibro infrastructure		255,680		7,619		24,792		248,061		—		139
Joam Housing Development Co., Ltd.		68,292		71,707		50		(3,415)		—		(732)

[1]	Revenues and net loss are for the nine-month period ended September 30, 2010.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The changes in investments in associates for the nine-month period ended September 30, 2011, are as follows:

	Sep. 30, 2011
(In millions of Korean won)	Beginning		Acquisition (disposal)		Dividends		Gains (losses)		Other comprehensive income		Others		Ending

Balhae Infrastructure Fund	(Won)	120,274	(Won)	6,555	(Won)	(7,501)	(Won)	5,570	(Won)	—	(Won)	—	(Won)	124,898
Korea Credit Bureau Co., Ltd.		3,194		—		—		513		—		—		3,707
UAMCO., Ltd.		85,622		—		—		14,748		—		—		100,370
JSC Bank CenterCredit		390,157		—		—		(7,474)		13,779		—		396,462
KoFC KBIC Frontier Champ 2010-5(PEF)		10,438		—		—		(803)		—		—		9,635
KB Global Star Game & Apps SPAC		1,034		(1,011)		—		16		(7)		14		46
Powerrex Corporation Co., Ltd.		1,951		—		—		(1,951)		—		—		—
Semiland Co., Ltd.		2,095		—		(11)		143		—		—		2,227
Seho Robo Ind. Co., Ltd.		820		—		—		538		—		—		1,358
Serit Platform Co., Ltd.		1,438		—		—		69		—		—		1,507
Sehwa Electronics Co., Ltd.		3,385		—		—		18		9				3,412
Testian Co., Ltd.		857		—		—		(177)		—		—		680
Solice Co., Ltd.		2,007		(2,007)		—		—		—		—		—
KT Wibro infrastructure		100,139		—		—		3,075		—		—		103,214
Joam Housing Development Co., Ltd.		—		—		—		—		—		—		—
United PF 1st Recovery Private Equity Fund		—		111,925		—		(3,454)		—		—		108,471

	(Won)	723,411	(Won)	115,462	(Won)	(7,512)	(Won)	10,831	(Won)	13,781	(Won)	14	(Won)	855,987

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The changes in investments in associates for the nine-month period ended September 30, 2010, are as follows:

	Sep. 30, 2010
(In millions of Korean won)	Beginning		Acquisition (disposal)		Dividends		Gains (losses)		Other comprehensive income		Others		Ending

Balhae Infrastructure Fund	(Won)	114,623	(Won)	3,152	(Won)	(7,305)	(Won)	5,506	(Won)	—	(Won)	—	(Won)	115,976
Korea Credit Bureau Co., Ltd.		2,769		—		—		284		—		—		3,053
UAMCO., Ltd.		11,992		72,800		—		559		—		—		85,351
JSC Bank CenterCredit		474,502		136,565		—		9,524		(1,944)		(121,039)		497,608
KoFC KBIC Frontier Champ 2010-5(PEF)		—		20		—		(2)		6				24
Powerrex Corporation Co., Ltd.		1,782		—		—		141		—		—		1,923
Semiland Co., Ltd.		1,886		—		(11)		136		—		—		2,011
Seho Robo Ind. Co., Ltd.		605		—		—		216		—		—		821
Serit Platform Co., Ltd.		1,500		—		—		(62)		—		—		1,438
Sehwa Electronics Co., Ltd.		3,508		—		(11)		(49)		—		—		3,448
Testian Co., Ltd.		500		320		—		37		—		—		857
Solice Co., Ltd.		—		2,007		—		—		—		—		2,007
Ray Co., Ltd.		1,050		(1,050)		—		—		—		—		—

KT Wibro infrastructure		—		100,000		—		139		—		—		100,139
Joam Housing Development Co., Ltd.		—		8		—		(8)		—		—		—

	(Won)	614,717	(Won)	313,822	(Won)	(7,327)	(Won)	16,421	(Won)	(1,938)	(Won)	(121,039)	(Won)	814,656

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Investment in joint venture as of September 30, 2011 and December 31, 2010, is as follows:

Information on joint venture:

	Sep. 30, 2011
(in millions of Korean won)	Ownership (%)	Carrying amount		Fair value		Industry	Location

Burrill-KB Life Science Fund	35.53	(Won)	—	(Won)	—	New growth power biotech corporation investment	Korea

	Dec. 31, 2010
(in millions of Korean won)	Ownership (%)	Carrying amount		Fair value		Industry	Location

Burrill-KB Life Science Fund	35.53	(Won)	—	(Won)	—	New growth power biotech corporation investment	Korea

Financial information on joint venture:

	Sep. 30, 2011
(In millions of Korean won)	Total assets		Total liabilities		Paid-in capital		Equity		Revenues		Net loss
Burrill-KB Life Science Fund	(Won)	—	(Won)	3,024	(Won)	1,048	(Won)	(3,024)	(Won)	—	(Won)	(1,411)

	Dec. 31, 2010
(In millions of Korean won)	Total assets		Total liabilities		Paid-in capital		Equity		Revenues[1]		Net loss[1]
Burrill-KB Life Science Fund	(Won)	—	(Won)	1,612	(Won)	1,048	(Won)	(1,612)	(Won)	—	(Won)	(1,634)

[1]	Revenues and net loss are for the nine-month period ended September 30, 2010.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Share in the profit or loss of associates and joint venture for the nine-month periods ended September 30, 2011 and 2010, is as follows:

	Sep. 30, 2011
(In millions of Korean won)	Share in profit (loss) of equity method investments		Gains (losses) on disposal of investments in associates		Impairment loss
Associates

Balhae Infrastructure Fund	(Won)	5,570	(Won)	—	(Won)	—
Korea Credit Bureau Co., Ltd.		513		—		—
UAMCO., Ltd.		14,748		—		—
JSC Bank CenterCredit		(7,474)		—		—
KoFC KBIC Frontier Champ 2010-5(PEF)		(803)		—		—
KB Global Star Game & Apps SPAC		16		203		—
Powerrex Corporation Co., Ltd.		(1,951)		—		—
Semiland Co., Ltd.		143		—		—
Seho Robo Ind. Co., Ltd.		538		—		—
Serit Platform Co., Ltd.		69		—		—
Sehwa Electronics Co., Ltd.		18		—		—
Testian Co., Ltd.		(177)		—		—
KT Wibro Infrastructure		3,075		—		—
United PF 1st Recovery Private Equity Fund		(3,454)

		10,831		203		—

Joint venture						—

Burrill-KB Life Science Fund		—		—		—

	(Won)	10,831	(Won)	203	(Won)	—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

	Sep. 30, 2010
(In millions of Korean won)	Share of profit (loss) for equity method investments		Gains (losses) on disposal of investments in associates		Impairment loss
Associates

Balhae Infrastructure Fund	(Won)	5,506	(Won)	—	(Won)	—
Korea Credit Bureau Co., Ltd.		284		—		—
UAMCO., Ltd.		559		—		—
JSC Bank CenterCredit		9,524		—		(121,039)
KB Global Star Game & Apps SPAC		(2)		—		—
Powerrex Corporation Co., Ltd.		141		—		—
Semiland Co., Ltd.		136		—		—
Seho Robo Ind. Co., Ltd.		216		—		—
Serit Platform Co., Ltd.		(62)		—		—
Sehwa Electronics Co., Ltd.		(49)		—		—
Testian Co., Ltd.		37		—		—
KT Wibro Infrastructure		139		—		—
Joam Housing Development Co., Ltd.		(8)		—		—

		16,421		—		(121,039)

Joint venture						—

Burrill-KB Life Science Fund		(372)		—		—

	(Won)	16,049	(Won)	—	(Won)	(121,039)

14.	Property and Equipment, and Investment Property

The details of property and equipment as of September 30, 2011 and December 31, 2010, are as follows:

	Sep. 30, 2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	(Won)	1,998,003	(Won)	—	(Won)	(581)	(Won)	1,997,422
Buildings		1,188,766		(294,114)		(2,662)		891,990
Leasehold improvements		470,721		(408,519)		—		62,202
Equipment and vehicles		1,686,111		(1,514,676)		—		171,435
Construction in-progress		2,055		—		—		2,055
Financial lease assets		43,671		(30,876)		—		12,795

	(Won)	5,389,327	(Won)	(2,248,185)	(Won)	(3,243)	(Won)	3,137,899

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

	Dec. 31, 2010
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	(Won)	2,023,447	(Won)	—	(Won)	(583)	(Won)	2,022,864
Buildings		1,168,155		(274,267)		(2,668)		891,220
Leasehold improvements		429,790		(379,156)		—		50,634
Equipment and vehicles		1,640,867		(1,466,049)		—		174,818
Construction in-progress		119		—		—		119
Financial lease assets		33,045		(22,440)		—		10,605

	(Won)	5,295,423	(Won)	(2,141,912)	(Won)	(3,251)	(Won)	3,150,260

The changes in property and equipment for the nine-month period ended September 30, 2011, are as follows:

(In millions of Korean won)

	Beginning		Acquisition		Transfers		Disposal		Depreciation[1]		Others		Ending

Land	(Won)	2,022,864	(Won)	143	(Won)	(25,626)	(Won)	—	(Won)	—	(Won)	41	(Won)	1,997,422
Buildings		891,220		2,335		19,221		—		(20,931)		145		891,990
Leasehold improvements		50,634		9,630		31,076		(402)		(30,862)		2,126		62,202
Equipment and vehicles		174,818		90,075		—		(215)		(93,272)		29		171,435
Construction in-progress		119		58,074		(56,138)		—		—		—		2,055
Financial lease assets		10,605		10,626		—		—		(8,436)		—		12,795

	(Won)	3,150,260	(Won)	170,883	(Won)	(31,467)	(Won)	(617)	(Won)	(153,501)	(Won)	2,341	(Won)	3,137,899

[1]	Including (Won) 80 million presented as other operating expenses in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The changes in property and equipment for the nine-month period ended September 30, 2010, are as follows:

(In millions of Korean won)

	Beginning		Acquisition		Transfers		Disposal		Depreciation[1]		Others		Ending

Land	(Won)	2,009,714	(Won)	—	(Won)	(2,584)	(Won)	(1,437)	(Won)	—	(Won)	2,101	(Won)	2,007,794
Buildings		889,583		28		13,196		(1,016)		(20,247)		1,356		882,900
Leasehold improvements		61,718		1,036		18,330		(195)		(29,305)		793		52,377
Equipment and vehicles		274,077		36,944		—		(207)		(117,203)		56		193,667
Construction in-progress		350		32,792		(32,530)		—		—		—		612
Financial lease assets		22,469		—		—		—		(8,898)		—		13,571

	(Won)	3,257,911	(Won)	70,800	(Won)	(3,588)	(Won)	(2,855)	(Won)	(175,653)	(Won)	4,306	(Won)	3,150,921

[1]	Including (Won) 70 million presented as other operating expenses in the statement of comprehensive income.

The changes in accumulated impairment losses of property and equipment for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)
Sep. 30, 2011
Beginning	Provision		Reversal		Others		Ending
(Won)3,251	(Won)	—	(Won)	—	(Won)	(8)	(Won)	3,243

(In millions of Korean won)
Sep. 30, 2010
Beginning	Provision		Reversal		Others		Ending
(Won) 4,084	(Won)	—	(Won)	—	(Won)	(833)	(Won)	3,251

The details of investment property as of September 30, 2011 and December 31, 2010, are as follows:

	Sep. 30, 2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	(Won)	61,688	(Won)	—	(Won)	61,688
Buildings		23,134		(5,845)		17,289

	(Won)	84,822	(Won)	(5,845)	(Won)	78,977

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

	Dec. 31, 2010
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	(Won)	38,633	(Won)	—	(Won)	38,633
Buildings		18,941		(4,653)		14,288

	(Won)	57,574	(Won)	(4,653)	(Won)	52,921

As of September 30, 2011 and December 31, 2010, fair value of the investment properties amounts to (Won) 59,747 million and (Won) 47,926 million, respectively. The investment properties were valued by qualified independent appraisers with experience in valuing similar properties in the same location.

Rental income from the above investment property for the nine-month periods ended September 30, 2011 and 2010, amounts to (Won) 638 million and (Won) 892 million, respectively.

The changes in investment property for the nine-month period ended September 30, 2011, are as follows:

(In millions of Korean won)	Beginning		Transfers		Depreciation		Ending

Land	(Won)	38,633	(Won)	23,055	(Won)	—	(Won)	61,688
Buildings		14,288		3,413		(412)		17,289

	(Won)	52,921	(Won)	26,468	(Won)	(412)	(Won)	78,977

The changes in investment property for the nine-month period ended September 30, 2010, are as follows:

(In millions of Korean won)	Beginning		Transfers		Depreciation		Ending

Land	(Won)	50,037	(Won)	3,655	(Won)	—	(Won)	53,692
Buildings		17,940		1,229		(431)		18,738

	(Won)	67,977	(Won)	4,884	(Won)	(431)	(Won)	72,430

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Property and equipment insured as of September 30, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)
Type	Assets insured	Insurance coverage				Insurance company
		Sep. 30, 2011		Dec. 31, 2010
General property insurance	Buildings [1]	(Won)	1,060,207	(Won)	986,576	Samsung Fire & Marine Insurance Co., Ltd. and others
	Leasehold improvements		175,828		144,267
	Equipment and vehicles and others		199,384		168,920

		(Won)	1,435,419	(Won)	1,299,763

[1]	Buildings include office buildings, investment properties and assets held for sale.

15.	Intangible Assets

The details of intangible assets as of September 30, 2011 and December 31, 2010, are as follows:

	Sep. 30, 2011
(In millions of Korean won)	Acquisition cost		Amortization		Total
Goodwill	(Won)	143,209	(Won)	—	(Won)	143,209
Other intangible assets		624,393		(391,844)		232,549

	(Won)	767,602	(Won)	(391,844)	(Won)	375,758

	Dec. 31, 2010
(In millions of Korean won)	Acquisition cost		Amortization		Total
Goodwill	(Won)	143,209	(Won)	—	(Won)	143,209
Other intangible assets		583,975		(309,188)		274,787

	(Won)	727,184	(Won)	(309,188)	(Won)	417,996

The details of goodwill as of September 30, 2011 and December 31, 2010, are as follows:

	Sep. 30, 2011				Dec. 31, 2010
(In millions of Korean won)	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	(Won)	65,288	(Won)	65,288	(Won)	65,288	(Won)	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		70,265		70,265		70,265
Powernet Technologies Co., Ltd.		6,454		6,454		6,454		6,454

	(Won)	143,209	(Won)	143,209	(Won)	143,209	(Won)	143,209

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The goodwill related to Housing & Commercial Bank (“H&CB”), KB Cambodia Bank and KB Investment Securities arose prior to the K-IFRS transition date, and the goodwill amount as of the K-IFRS transition date was recognized in accordance with previous Korean GAAP. Meanwhile, there are no changes in the carrying amounts of the goodwill for the nine-month periods ended September 30, 2011 and 2010.

The details of goodwill and related information allocated to each cash-generating units for impairment testing as of December 31, 2010, are as follows:

(In millions of Korean won)
	Housing & Commercial Bank				KB Cambodia Bank		KB Investment Securities		Powernet Technologies Co., Ltd.		Total
	Retail Banking		Corporate Banking

Carrying amounts	(Won)	49,315	(Won)	15,973	(Won)	1,202	(Won)	70,265	(Won)	6,454	(Won)	143,209
Recoverable amount exceeded carrying amount		294,656		226,361		948		86,956		5,637		614,558

Discount rate (%)		13.4		13.4		16.1		14.3		13.6

Permanent growth rate (%)		2.5		2.5		5.3		2.5		2.5

Goodwill is allocated to cash-generating units according to the supervision method used by management for impairment testing, and cash-generating units consists of an operating segment and one sub-unit. Goodwill of (Won) 49,315 million and (Won) 15,973 million, which resulted from the acquisition of Housing & Commercial Bank, was allocated to the retail banking and corporate banking, respectively. Impairment testing to ensure that its assets of cash-generating units are carried at no more than their recoverable amount is performed annually and when there is any indication that an asset may be impaired.

The recoverable amount of an asset of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale of cash-generating unit in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of cash-generating unit, the Group measures the fair value less costs to sell by adjusting the amount obtained from the sale of similar cash-generating units, reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the financial budget approved by managements and cover a maximum period of five years. The future cash flows after a maximum period of five years are estimated on the assumption that the future cash flows will increase by 2.5% for retail banking, corporate banking, KB Investment Securities, and Powernet Technologies Co., Ltd. and 5.3% for KB Cambodia Bank every year. The key assumptions used for the estimation of the future cash flows are the market size and Group’s market share. An appropriate discount rate for future cash flows is on a pre-tax basis based on Capital Asset Pricing Model (the “CAPM”) and includes the assumptions of risk-free interest rate, market risk premium, systematic risk of cash-generating and others.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The details of intangible assets, excluding goodwill, as of September 30, 2011 and December 31, 2010, are as follows:

	Sep. 30, 2011
(In millions of Korean won)	Acquisition cost		Accumulated amortization		Carrying amount
Industrial property rights	(Won)	1,022	(Won)	(909)	(Won)	113
Software		521,755		(314,365)		207,390
Other intangible assets		82,556		(67,117)		15,439
Finance leases assets		19,060		(9,453)		9,607

	(Won)	624,393	(Won)	(391,844)	(Won)	232,549

	Dec. 31, 2010
(In millions of Korean won)	Acquisition cost		Accumulated amortization		Carrying amount
Industrial property rights	(Won)	955	(Won)	(870)	(Won)	85
Software		495,715		(238,178)		257,537
Other intangible assets		73,649		(64,261)		9,388
Finance leases assets		13,656		(5,879)		7,777

	(Won)	583,975	(Won)	(309,188)	(Won)	274,787

The changes in intangible assets excluding goodwill for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)
	Sep. 30, 2011
	Beginning		Acquisition		Replacement		Amortization[1]		Others		Ending
Industrial property rights	(Won)	85	(Won)	25	(Won)	—	(Won)	(31)	(Won)	34	(Won)	113
Software		257,537		29,850		435		(80,432)		—		207,390
Other intangible assets		9,388		10,582		(435)		(4,069)		(27)		15,439
Finance leases assets		7,777		5,404		—		(3,574)		—		9,607

	(Won)	274,787	(Won)	45,861	(Won)	—	(Won)	(88,106)	(Won)	7	(Won)	232,549

[1]	Including (Won) 31 million presented as other operating expenses in the statement of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

(In millions of Korean won)
	Sep. 30, 2010
	Beginning		Acquisition		Amortization[1]		Others		Ending
Industrial property rights	(Won)	114	(Won)	9	(Won)	(29)	(Won)	—	(Won)	94
Software		160,880		146,512		(62,061)		—		245,331
Other intangible assets		10,352		2,100		(5,145)		(3)		7,304
Finance leases assets		11,191		—		(2,561)		—		8,630

	(Won)	182,537	(Won)	148,621	(Won)	(69,796)	(Won)	(3)	(Won)	261,359

[1]	Including (Won) 34 million presented as other operating expenses in the statement of comprehensive income.

16.	Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of September 30, 2011 and December 31, 2010, are as follows:

	Sep. 30, 2011
(In millions of Korean won)	Assets		Liabilities		Net amount

Other provisions	(Won)	118,370	(Won)	(18)	(Won)	118,352
Allowances for loan losses		478		(3,073)		(2,595)
Impairment loss on property and equipment		1,582		—		1,582
Interest on equity-linked deposits		1,811		—		1,811
Share-based payments		3,279		—		3,279
Provisions for guarantees		79,247		—		79,247
Gains (losses) from valuation on derivatives		1,820		(116,089)		(114,269)
Present value discount		3,038		(4,971)		(1,933)
Gains (losses) from fair value hedged item		20,157		—		20,157
Accrued interest		—		(69,481)		(69,481)
Deferred loan origination fees and costs		60		(83,241)		(83,181)
Gains from revaluation		—		(251,370)		(251,370)
Investments in subsidiaries and others		38,857		(26,848)		12,009
Others		355,916		(242,355)		113,561

		624,615		(797,446)		(172,831)
Off-setting of deferred income tax assets and liabilities		(604,718)		604,718		—

	(Won)	19,897	(Won)	(192,728)	(Won)	(172,831)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

	Dec. 31, 2010
(In millions of Korean won)	Assets		Liabilities		Net amount

Other provisions	(Won)	130,120	(Won)	(32)	(Won)	130,088
Allowances for loan losses		4,516		(13,915)		(9,399)
Impairment loss on property and equipment		1,537		—		1,537
Interest on equity-linked deposits		2,514		—		2,514
Share-based payments		3,176		—		3,176
Provisions for guarantees		99,484		—		99,484
Gains (losses) from valuation on derivatives		989		(123,303)		(122,314)
Present value discount		—		(16,147)		(16,147)
Gains (losses) from fair value hedged item		28,517		—		28,517
Accrued interest		—		(92,135)		(92,135)
Deferred loan origination fees and costs		41		(69,773)		(69,732)
Advanced depreciation provisions		—		(111,542)		(111,542)
Gains (losses) from revaluation		—		(251,418)		(251,418)
Dividends from SPEs		564		—		564
Investments in subsidiaries and others		45,576		(26,884)		18,692
Others		324,526		(215,941)		108,585

		641,560		(921,090)		(279,530)
Off-setting of deferred income tax assets and liabilities		(637,515)		637,515		—

	(Won)	4,045	(Won)	(283,575)	(Won)	(279,530)

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for taxable temporary differences of (Won) 69,571 million associated with investment in subsidiaries and others as of September 30, 2011, due to following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not reverse in the foreseeable future.

As a recognition exception under K-IFRS, no deferred income tax liabilities have been recognized for the taxable temporary difference arising from the initial recognition of goodwill of (Won) 65,288 million as of September 30, 2011.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for deductible temporary differences associated with investments in subsidiaries, associates and others of (Won) 3,256,042 million as of September 30, 2011, because it is not probable that the temporary differences will reverse in the foreseeable future.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

No deferred income tax assets have been recognized for deductible temporary differences associated with share-based payments of (Won) 3,242 million, other provisions of (Won) 365 million, and loss on SPE repurchase of (Won) 80,204 million and others of (Won) 93,546 million as of September 30, 2011, due to the uncertainty that these will be realized in the future.

The changes in cumulative temporary differences for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	Beginning[1]		Decrease		Increase		Ending

Deductible temporary differences
Gains (losses) from fair value hedged item	(Won)	18,075	(Won)	18,075	(Won)	91,618	(Won)	91,618
Other provisions		618,394		892,742		801,660		527,312
Allowances for loan losses		26,400		25,424		4,080		5,056
Impairment loss on property and equipment		6,904		6,904		7,192		7,192
Deferred loan origination fees and costs		171		485		560		246
Interest on equity-linked deposits		10,388		9,891		7,374		7,871
Share-based payments		30,271		30,271		18,147		18,147
Provisions for guarantees		414,048		428,289		348,761		334,520
Gains (losses) from valuation on derivatives		4,468		4,439		7,501		7,530
Present value discount		—		—		12,866		12,866
Dividends from SPEs		2,563		2,563		—		—
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		3,481,845		45,278		5,726		3,442,293
Others		993,094		951,314		1,563,079		1,604,859

		5,686,825		2,415,675		2,868,564		6,139,714

Unrecognized deferred income tax assets:
Share-based payments		15,834						3,242
Other provisions		1,477						365
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		3,271,732						3,256,042
Others		92,428						93,546

	(Won)	2,225,150					(Won)	2,706,315

Tax rate (%)[2]		24.2, 22.0						24.2, 22.0

Total deferred income tax assets from deductible temporary differences	(Won)	585,456					(Won)	624,615

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

	Sep. 30, 2011
(In millions of Korean won)	Beginning[1]		Decrease		Increase		Ending

Taxable temporary differences
Accrued interest	(Won)	(405,645)	(Won)	(301,050)	(Won)	(208,385)	(Won)	(312,980)
Allowances for loans losses		(42,626)		(25,709)		—		(16,917)
Deferred loan origination fees and costs		(312,168)		(311,854)		(375,908)		(376,222)
Advanced depreciation provisions		(460,918)		(460,918)		—		—
Gains (losses) from valuation on derivatives		(507,884)		(507,884)		(516,221)		(516,221)
Present value discount		(70,994)		(52,423)		(4,026)		(22,597)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,142,809)		(9,520)		(9,302)		(1,142,591)
Investments in subsidiaries and others		(3,251,759)		(9,354)		(1,806,428)		(5,048,833)
Others		(798,543)		(157,692)		(393,130)		(1,033,981)

		(7,058,634)		(1,836,404)		(3,313,400)		(8,535,630)

Unrecognized deferred income tax liabilities:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(41,764)						(69,571)

	(Won)	(6,951,582)					(Won)	(8,400,771)

Tax rate (%)[2]		24.2, 22.0						24.2, 22.0

Total deferred income tax liabilities from taxable temporary differences	(Won)	(877,348)					(Won)	(797,446)

[1]	Beginning balances of temporary differences and deferred income tax assets and liabilities reflect the change due to the final tax return of the prior year of the Group.
[2]

The 24.2% has been applied for the assets or liabilities expected to be realized or settled in the year ending December 31, 2011. And 22.0% has been applied for the assets or liabilities expected to be realized or settled after the year ending December 31, 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

(In millions of Korean won)	Sep. 30, 2010
	Beginning[1]		Decrease		Increase		Ending

Deductible temporary differences
Gains (losses) from fair value hedged item	(Won)	—	(Won)	—	(Won)	135,289	(Won)	135,289
Other provisions		476,395		474,753		452,562		454,204
Accrued interest		746		746		—		—
Allowances for loan losses		—		—		356,973		356,973
Impairment loss on property and equipment		10,620		10,620		9,344		9,344
Deferred loan origination fees and costs		217		46		—		171
Interest on equity-linked deposits		8,306		7,151		11,714		12,869
Share-based payments		46,572		46,572		28,671		28,671
Provisions for guarantees		91,988		91,988		342,541		342,541
Gains (losses) from valuation on derivatives		5,486		5,486		2,502		2,502
Dividends from SPEs		185,602		167,126		—		18,476
Loss on SPE repurchase		80,204		—		—		80,204
Investments in subsidiaries and others		3,360,830		92,449		160,651		3,429,032
Others		1,481,088		648,570		940,595		1,773,113

		5,748,054		1,545,507		2,440,842		6,643,389

Unrecognized deferred income tax assets:
Share based payments		46,572						28,671
Other provisions		344						246
Dividends from SPEs		185,602						—
Loss on SPE repurchase		80,204						80,204
Investments in subsidiaries and others		3,148,285						3,225,700
Others		90,857						90,012

	(Won)	2,196,190					(Won)	3,218,556

Tax rate (%)[2]		24.2, 22.0						24.2, 22.0

Deferred income tax assets from deductible temporary differences	(Won)	595,289					(Won)	778,861

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

(In millions of Korean won)	Sep. 30, 2010
	Beginning[1]		Decrease		Increase		Ending

Taxable temporary differences
Gains (losses) from fair value hedged item	(Won)	(120,437)	(Won)	(120,437)	(Won)	—	(Won)	—
Accrued interest		(89,928)		(21,696)		(252,800)		(321,032)
Allowances for loans losses		(517,059)		(516,369)		(13,351)		(14,041)
Deferred loan origination fees and costs		(246,565)		(246,565)		(278,141)		(278,141)
Advanced depreciation provisions		(460,918)		—		—		(460,918)
Gains (losses) from valuation on derivatives		(476,495)		(476,495)		(812,229)		(812,229)
Present value discount		(28,012)		—		(15,764)		(43,776)
Goodwill		(65,288)		—		—		(65,288)
Gains on revaluation		(1,143,769)		(5)		—		(1,143,764)
Investments in subsidiaries and others		(3,073,746)		(5,247)		(252,380)		(3,320,879)
Others		(777,887)		(287,580)		(652,027)		(1,142,334)

		(7,000,104)		(1,674,394)		(2,276,692)		(7,602,402)

Unrecognized deferred income tax liabilities:
Goodwill		(65,288)						(65,288)
Investments in subsidiaries and others		(40,668)						(41,190)
Others		(1,294)						—

	(Won)	(6,892,854)					(Won)	(7,495,924)

Tax rate (%)[2]		24.2, 22.0						24.2, 22.0

Deferred income tax liabilities from taxable temporary differences	(Won)	(955,337)					(Won)	(1,010,724)

[1]	Beginning balance of temporary differences and deferred income tax assets and liabilities reflects the change due to the final tax return of the prior year of the Kookmin Bank and others.
[2]

The 24.2% has been applied for the assets or liabilities expected to be realized settled in the year ending December 31, 2011. And 22.0% has been applied for the assets or liabilities expected to be realized or settled for periods after December 31, 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

17.	Other Assets

Other assets as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010
Other financial assets
Other receivables	(Won)	6,282,314	(Won)	2,023,755
Receivables from disposal of assets		—		200
Receivables in gold		401		—
Accrued income		1,134,598		1,155,197
Guarantee deposits		1,323,102		1,317,223
Domestic exchange settlement debits		745,480		1,709,096
Other operating assets		307,533		347,525
Allowances for loan losses on other assets		(349,303)		(364,530)
Present value discount from other assets		(1,075)		(455)

		9,443,050		6,188,011

Other assets
Other receivables		46,607		49,819
Prepaid expenses		321,821		333,360
Guarantee deposits		98,253		90,940
Insurance assets		112,209		72,097
Other operating assets		544,667		453,703
Allowances for loan losses on other assets		(3,919)		(24,210)

		1,119,638		975,709

	(Won)	10,562,688	(Won)	7,163,720

The changes in allowances for loan losses on other assets for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	Other financial assets		Other assets		Total
Beginning	(Won)	364,530	(Won)	24,210	(Won)	388,740
Written-off		(16,432)		(19,345)		(35,777)
Provision (reversal)		4,461		(946)		3,515
Others		(3,256)		—		(3,256)

Ending	(Won)	349,303	(Won)	3,919	(Won)	353,222

(In millions of Korean won)	Sep. 30, 2010
	Other financial assets		Other assets		Total
Beginning	(Won)	384,624	(Won)	30,387	(Won)	415,011
Written-off		(80,552)		(7,357)		(87,909)
Provision (reversal)		65,006		(1,767)		63,239
Others		828		—		828

Ending	(Won)	369,906	(Won)	21,263	(Won)	391,169

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

18.	Assets held for sale

The details of assets held for sale as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Net fair value
Buildings	(Won)	6,957	(Won)	(2,904)	(Won)	4,053	(Won)	4,053
Land		6,697		(1,324)		5,373		5,373

	(Won)	13,654	(Won)	(4,228)	(Won)	9,426	(Won)	9,426

(In millions of Korean won)	Dec. 31, 2010
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Net fair value
Buildings	(Won)	5,653	(Won)	(2,251)	(Won)	3,402	(Won)	3,402
Land		7,353		(1,402)		5,951		5,951

	(Won)	13,006	(Won)	(3,653)	(Won)	9,353	(Won)	9,353

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The changes in accumulated impairment losses of assets held for sale for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)
Sep. 30, 2011
Beginning	Provision		Reversal		Others		Ending
(Won)3,653	(Won)	2,020	(Won)	(420)	(Won)	(1,025)	(Won)	4,228

(In millions of Korean won)
Sep. 30, 2010
Beginning	Provision		Reversal		Others		Ending
(Won)6,535	(Won)	649	(Won)	(110)	(Won)	(977)	(Won)	6,097

As of September 30, 2011, assets held for sale consist of eight closed offices and a property acquired as payment of loans. They are classified as held for sale according to the managements’ decision to sell, but still remain undisposed. Although the Group is actively selling these, there is no current negotiation.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

19.	Deposits

Deposits as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010
Deposits	(Won)	187,483,206	(Won)	179,877,490
Deferred financing costs		(438)		(429)

	(Won)	187,482,768	(Won)	179,877,061

The details of deposits as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Demand deposits in won

Checking deposits	(Won)	106,174	(Won)	113,852
Household checking deposits		401,973		460,228
Temporary deposits		2,910,383		2,862,693
Passbook deposits		19,148,772		19,740,236
Public fund deposits		317,935		125,094
National treasury deposits		26,155		5,869
General savings deposits		22,687,582		22,716,444
Corporate savings deposits		9,230,005		10,197,986
Nonresident’s deposit in won		53,307		59,481
Nonresident’s free deposit in won		28,250		25,709
Others		217,607		197,235

		55,128,143		56,504,827

Demand deposits in foreign currencies
Checking deposits		65,809		83,650
Passbook deposits		1,641,747		1,379,023
Temporary deposits		1,958		1,073
Others		6,570		11,226

		1,716,084		1,474,972

		56,844,227		57,979,799

Time deposits in won
Time deposits		115,401,388		105,029,253
Installment savings deposits		5,230,688		5,625,204
Good-sum formation savings		339		367
Workers’ savings for housing		2		2
Nonresident’s deposit in won		200,547		214,383
Long-term savings deposits for workers		1,886		2,035
Nonresident’s free deposit in won		110,041		119,578
Long-term housing savings deposits		3,350,453		3,758,140
Long-term savings for households		287		371
Workers’ preferential savings deposits		530		998
Mutual installment deposits		1,319,732		1,941,767
Mutual installment for housing		1,225,421		1,485,335
Others		216		227

		126,841,530		118,177,660

Time deposits in foreign currencies
Time deposits		2,157,171		1,372,689
Installment savings deposits		792		391
Others		24		23

		2,157,987		1,373,103

		128,999,517		119,550,763

Negotiable certificates of deposits		1,639,462		2,346,928

Total deposits	(Won)	187,483,206	(Won)	179,877,490

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

20.	Debts

Debts as of September 30, 2011 and December 31, 2010, consist of:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Borrowings	(Won)	13,422,614	(Won)	10,086,081
Bonds sold under repurchase agreements and others		1,593,352		1,053,543
Call money		1,121,722		604,941
Deferred financing costs		—		(176)

	(Won)	16,137,688	(Won)	11,744,389

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The details of borrowings as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	Sep. 30, 2011		Dec. 31, 2010
Borrowings in won	Borrowings from the Bank of Korea	Bank of Korea	1.50	(Won)	673,539	(Won)	930,653
	Borrowings from the government	KEMCO and others	0.00 ~ 5.00		671,652		676,223
	Borrowings from banking institutions	Industrial Bank of Korea and others	2.88 ~ 6.35		179,343		67,520
	Borrowings from non-banking financial institutions	Korean Development Bank	1.93 ~ 3.02		85,809		56,252
	Other borrowings	Small & Medium Business Corporation and others	0.50 ~ 5.96		3,341,806		2,189,046

					4,952,149		3,919,694

Borrowings in foreign currencies	Due to banks	Wells Fargo Bank, N.A. and others	—		56,667		347,205
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.50 ~ 5.50		4,200,145		2,821,223
	Off-shore borrowings in foreign currencies	Centralbank Uzbekistan and others	0.27 ~ 3.14		1,331,088		1,447,652
	Other borrowings	Wells Fargo Bank, N.A. and others	—		2,882,565		1,550,307

					8,470,465		6,166,387

				(Won)	13,422,614	(Won)	10,086,081

The details on bonds sold under repurchase agreements and others as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	Lender	Annual interest rate (%)	Sep. 30, 2011		Dec. 31, 2010

Bonds sold under repurchase agreements	Individuals, Groups, Corporations	0.00 ~ 4.64	(Won)	1,508,144	(Won)	977,957
Bills sold	Counter sale	1.99 ~ 3.74		85,208		75,586

			(Won)	1,593,352	(Won)	1,053,543

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The details on call money as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	Sep. 30, 2011		Dec. 31, 2010

Call money in won	IBK Asset Management Co., Ltd. and others	2.76~3.35	(Won)	410,600	(Won)	130,500
Call money in foreign currencies	Centralbank Uzbekistan and others	0.15~4.00		711,122		474,441

			(Won)	1,121,722	(Won)	604,941

Call money and borrowings from financial institutions as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	Bank of Korea		Other Banks		Others		Total

Call money	(Won)	—	(Won)	719,890	(Won)	401,832	(Won)	1,121,722
Borrowings		673,539		8,831,915		904,643		10,410,097

	(Won)	673,539	(Won)	9,551,805	(Won)	1,306,475	(Won)	11,531,819

(In millions of Korean won)	Dec. 31, 2010
	Bank of Korea		Other Banks		Others		Total

Call money	(Won)	—	(Won)	442,528	(Won)	162,413	(Won)	604,941
Borrowings		930,653		6,180,605		239,105		7,350,363

	(Won)	930,653	(Won)	6,623,133	(Won)	401,518	(Won)	7,955,304

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

21.	Debentures

Debentures as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Annual interest rate (%)	Sep. 30, 2011		Dec. 31, 2010
Debentures in won
Hybrid capital instrument	8.50	(Won)	100,000	(Won)	100,000
Structured debentures	2.00~8.62		3,444,238		3,684,341
Subordinated fixed rate debentures in won	4.38~7.70		7,697,301		7,323,268
Fixed rate debentures in won	3.20~7.95		11,002,639		13,273,928
Floating rate debentures in won	3.61~5.33		763,258		833,258

			23,007,436		25,214,795

Losses (Gains) on fair value hedged financial debentures in won
Losses on valuation of fair value hedged items (current period portion)			30,387		57,045
Losses (gains) on valuation of fair value hedged items (prior year portion)			42,761		(35,515)

			73,148		21,530

Discount or premium on debentures in won
Discount on debentures			(44,338)		(17,273)

			23,036,246		25,219,052

Debentures in foreign currencies
Floating rates debentures	0.47~2.63		1,967,436		1,686,459
Fixed rates debentures	1.28~7.25		2,735,390		2,337,759

			4,702,826		4,024,218

Losses (Gains) on fair value hedged debentures in foreign currencies
Losses (gains) on valuation of fair value hedged items (current period portion)			49,290		(27,816)
Gains on valuation of fair value hedged items (prior year portion)			(98,797)		(83,832)

			(49,507)		(111,648)

Discount or premium on debentures in foreign currencies
Discount on debentures			(25,661)		(24,306)

			4,627,658		3,888,264

		(Won)	27,663,904	(Won)	29,107,316

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The changes in debentures for the nine-month periods ended September 30, 2011 and December 31, 2010, are as follows:

	Sep. 30, 2011
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending
Debentures in won
Hybrid capital instrument	(Won)	100,000	(Won)	—	(Won)	—	(Won)	—	(Won)	100,000
Structured debentures		3,684,341		500,000		(740,103)		—		3,444,238
Subordinated fixed rate debentures in won		7,323,268		500,000		(125,967)		—		7,697,301
Fixed rate debentures in won		13,273,928		5,742,100		(8,013,389)		—		11,002,639
Floating rate debentures in won		833,258		480,000		(550,000)		—		763,258

		25,214,795		7,222,100		(9,429,459)		—		23,007,436

Debentures in foreign currencies
Floating rates debentures		1,686,459		318,900		(144,366)		106,443		1,967,436
Fixed rates debentures		2,337,759		353,850		(33,217)		76,998		2,735,390

		4,024,218		672,750		(177,583)		183,441		4,702,826

	(Won)	29,239,013	(Won)	7,894,850	(Won)	(9,607,042)	(Won)	183,441	(Won)	27,710,262

	Dec. 31, 2010
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending
Debentures in won
Hybrid capital instrument	(Won)	100,000	(Won)	—	(Won)	—	(Won)	—	(Won)	100,000
Structured debentures		3,903,238		1,030,103		(1,249,000)		—		3,684,341
Subordinated fixed rate debentures in won		7,972,273		500,000		(1,149,005)		—		7,323,268
Fixed rate debentures in won		21,807,646		5,238,300		(13,772,018)		—		13,273,928
Floating rate debentures in won		283,258		830,000		(280,000)		—		833,258

		34,066,415		7,598,403		(16,450,023)		—		25,214,795

Debentures in foreign currencies
Floating rates debentures		3,003,196		83,475		(1,350,042)		(50,170)		1,686,459
Fixed rates debentures		1,840,345		658,243		(181,932)		21,103		2,337,759

		4,843,541		741,718		(1,531,974)		(29,067)		4,024,218

	(Won)	38,909,956	(Won)	8,340,121	(Won)	(17,981,997)	(Won)	(29,067)	(Won)	29,239,013

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

22.	Provisions

The details on provisions as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Provisions for unused loan commitments	(Won)	259,584	(Won)	284,667
Provisions for acceptances and guarantees		335,101		414,254
Provisions for financial guarantee contracts		14,237		18,866
Provisions for asset retirement obligation		55,213		49,461
Other		183,462		252,822

	(Won)	847,597	(Won)	1,020,070

Provisions for unused loan commitments as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	(Won)	33,640,182	(Won)	94,716	0.28
Consumer loan commitments		14,452,463		43,212	0.30
Credit line on credit cards		47,102,222		121,656	0.26

	(Won)	95,194,867	(Won)	259,584	0.27

(In millions of Korean won)	Dec. 31, 2010
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	(Won)	27,644,011	(Won)	110,119	0.40
Consumer loan commitments		14,149,393		41,399	0.29
Credit line on credit cards		44,776,141		133,149	0.30

	(Won)	86,569,545	(Won)	284,667	0.33

Provisions for acceptances and guarantees as of September 30, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)	Sep. 30, 2011
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in won	(Won)	1,643,552	(Won)	48,977	2.98
Confirmed acceptances and guarantees in foreign currencies		4,793,691		121,023	2.52
Unconfirmed acceptances and guarantees		6,422,995		165,101	2.57

	(Won)	12,860,238	(Won)	335,101	2.61

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

(in millions of Korean won)	Dec. 31, 2010
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in won	(Won)	1,709,266	(Won)	48,069	2.81
Confirmed acceptances and guarantees in foreign currencies		4,314,929		150,934	3.50
Unconfirmed acceptances and guarantees		6,452,397		215,251	3.34

	(Won)	12,476,592	(Won)	414,254	3.32

The changes in provisions for unused loan commitments, acceptances and guarantees for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	Provisions for acceptances and guarantees		Provisions for unused loan commitments		Total

Beginning	(Won)	414,254	(Won)	284,667	(Won)	698,921
Effects of changes in foreign exchange rate		6,600		355		6,955
Provisions/reversals		(85,753)		(25,438)		(111,191)

Ending	(Won)	335,101	(Won)	259,584	(Won)	594,685

(In millions of Korean won)	Sep. 30, 2010
	Provisions for acceptances and guarantees		Provisions for unused loan commitments		Total

Beginning	(Won)	92,508	(Won)	289,038	(Won)	381,546
Effects of changes in foreign exchange rate		(246)		(180)		(426)
Provisions (reversals)		250,326		(10,556)		239,770

Ending	(Won)	342,588	(Won)	278,302	(Won)	620,890

The changes in provisions for financial guarantee contracts for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Sep. 30, 2010
Beginning	(Won)	18,866	(Won)	32,578
Provisions (reversals)		(4,629)		(13,156)

Ending	(Won)	14,237	(Won)	19,422

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The changes in provisions for asset retirement obligation for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Sep. 30, 2010
Beginning	(Won)	49,461	(Won)	43,070
Increase		5,275		814
Reversal		(94)		(47)
Used		(1,470)		(1,260)
Unwinding of discount		2,041		1,931

Ending	(Won)	55,213	(Won)	44,508

Asset retirement obligation liabilities are the estimated cost which is discounted to the present value at an appropriate discount rate to be incurred for restoration of the leased properties. Asset retirement obligation liabilities are expected to arise at the end of each lease contract and three-year historical data of expired lease were used to estimate average lease period. Also, the average restoration expense based on the actual three-year historical data and three-year historical average inflation rate were used to estimate the retirement obligation expenses.

The details on other provisions as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010
Customer royalty program	(Won)	13,960	(Won)	12,437
Dormant accounts		8,481		9,773
Extinguished debt		39		45
Litigations and others		160,982		230,567

	(Won)	183,462	(Won)	252,822

The changes in other provisions for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)
	Sep. 30, 2011
	Customer royalty program		Dormant accounts		Extinguished debt		Litigations and others		Total
Beginning	(Won)	12,437	(Won)	9,773	(Won)	45	(Won)	230,567	(Won)	252,822
Increase		13,289		4,239		—		25,292		42,820
Decrease		(11,766)		(5,531)		(6)		(94,877)		(112,180)

Ending	(Won)	13,960	(Won)	8,481	(Won)	39	(Won)	160,982	(Won)	183,462

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

(In millions of Korean won)
	Sep. 30, 2010
	Customer royalty program		Dormant accounts		Extinguished debt		Litigations and others		Total
Beginning	(Won)	1,225	(Won)	10,155	(Won)	60	(Won)	107,521	(Won)	118,961
Increase		17,285		4,608		25		23,170		45,088
Decrease		(7,862)		(5,546)		—		(19,208)		(32,616)

Ending	(Won)	10,648	(Won)	9,217	(Won)	85	(Won)	111,483	(Won)	131,433

23.	Other Liabilities

23.1	Defined benefit obligation

Defined benefit plan

The Group operates defined benefit plans which has the following characteristics:

•	The entity has the obligation to pay the agreed benefits to all its current and past employees.

•	The entity is liable for actuarial risk (excess of actual payment against expected amount) and investment risk

The present value of the defined benefit obligation recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation method.

The present value of the defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). The data used in the PUC such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset are based on observable market data and historical data which are annually updated.

Actuarial assumptions may differ from actual results, such as change in the market, economic trend and mortality trend which may impact defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The changes in the defined benefit obligation for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Sep. 30, 2010
Present value of defined benefit obligation (beginning)	(Won)	492,015	(Won)	584,454
Current service cost		107,836		107,151
Interest expenses		18,502		21,761
Actuarial gains and losses		—		63,561
Effects of changes in foreign exchange rate		45		26
Benefits paid		(16,262)		(194,324)
Effect of business combination		—		915
Effects of plan curtailments		(827)		15,530
Effects of settlements		(925)		—

Present value of defined benefit obligation (ending)	(Won)	600,384	(Won)	599,074

The changes in the fair value of plan assets for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Sep. 30, 2010
Fair value of plan assets (beginning)	(Won)	366,552	(Won)	417,067
Expected return on plan assets		11,448		14,630
Actuarial gains (losses)		1,079		(5,134)
Contributions by plan employer		103,416		76,185
Benefits paid		(17,763)		(195,460)
Effect of business combination		—		76

Fair value of plan assets (ending)	(Won)	464,732	(Won)	307,364

The expected return on plan assets is 3.93% and 4.90% for the nine-month periods ended September 30, 2011 and 2010, respectively, based on expected returns on covered insurance and trust agreements.

The details of adjustment on defined benefit obligation liabilities (assets) as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010
Present value of defined benefit obligation	(Won)	600,384	(Won)	492,015
Fair value of plan assets		(464,732)		(366,552)

Defined benefit liability	(Won)	135,652	(Won)	125,463

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Sep. 30, 2010
Current service cost	(Won)	107,836	(Won)	107,151
Interest expenses		18,502		21,761
Expected return on plan assets		(11,448)		(14,630)
Actuarial losses (gains)		(1,079)		68,695
Effects of plan curtailments		(827)		15,530

Post-employment benefits[1]	(Won)	112,984	(Won)	198,507

[1]

Post-employment benefits amounting to (Won) 576 million and (Won) 1,425 million for the nine-month periods ended September 30, 2011 and 2010, respectively, are recognized as other operation expense in the statements of comprehensive income.

The actual return on plan assets was (Won) 12,528 million and (Won) 9,496 million for the nine-month periods ended September 30, 2011 and 2010, respectively.

Fair values of plan assets as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010
Fair value of plan assets	(Won)	464,732	(Won)	366,552

The principal actuarial assumptions used as of September 30, 2011 and 2010, are as follows:

	Ratio (%)
	Sep. 30, 2011	Sep. 30, 2010
Discount rate	5.12	5.95
Expected return on plan assets	3.93	4.90
Future salary increase rate	4.98	5.09

Mortality assumptions are based the 2009 Korea standard mortality rates table.

The present value of defined benefits obligation, fair value of plan assets and adjustments to each item as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010
Present value of defined benefits obligation	(Won)	600,384	(Won)	492,015
Fair value of plan assets		(464,732)		(366,552)

		135,652		125,463

Adjustments to defined benefits obligation		1		(24,881)
Adjustments to plan assets		(1,077)		6,966

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

23.2	Other liabilities

The details of other liabilities, excluding defined benefits obligation, as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010
Other financial liabilities
Other payables	(Won)	6,900,897	(Won)	2,391,468
Prepaid card and debit card		20,590		18,263
Accrued expenses		4,183,705		3,880,235
Financial guarantee liabilities		6,621		5,267
Deposits for letter of guarantees and others		140,058		143,632
Domestic exchange settlement credits		224,226		189,041
Foreign exchanges settlement credits		105,304		84,296
Borrowings from guarantee funds		15,555		3,011
Others		2,934,985		2,564,472

		14,531,941		9,279,685

Other liabilities
Other payables		95,167		248,884
Unearned revenue		126,892		113,370
Accrued expenses		358,615		131,366
Deferred income on credit card points		107,072		124,949
Insurance liabilities		3,291,699		2,858,176
Others		698,447		644,519

		4,677,892		4,121,264

	(Won)	19,209,833	(Won)	13,400,949

24.	Equity

24.1	Capital Stock

The details of outstanding shares of the Parent Company as of September 30, 2011 and December 31, 2010, are as follows:

	Sep. 30, 2011					Dec. 31, 2010
	Number of shares	Par Value per share		Capital[1]		Number of shares	Par Value per share		Capital[1]
Ordinary shares	386,351,693	(Won)	5,000	(Won)	1,931,758	386,351,693	(Won)	5,000	(Won)	1,931,758

[1]	In millions of Korean won.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

24.2	Capital surplus

The details of capital surplus as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Paid-in capital in excess of par value	(Won)	12,226,596	(Won)	12,226,596
Loss on disposition of treasury share		(568,544)		(420,484)
Other capital surplus		4,184,166		4,184,166

	(Won)	15,842,218	(Won)	15,990,278

The changes in the loss on disposition of treasury shares for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)
Sep. 30, 2011
Beginning	Changes		Tax effect		Ending
(Won) (420,484)	(Won)	(195,285)	(Won)	47,225	(Won)	(568,544)

(In millions of Korean won)
Sep. 30, 2010
Beginning	Changes		Tax effect		Ending
(Won) (420,484)	(Won)	—	(Won)	—	(Won)	(420,484)

24.3	Treasury shares

The changes in treasury shares for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)
	Sep. 30, 2011
	Beginning		Purchase		Cancellation		Others		Ending
Number of shares		43,322,704		—		—		(43,322,704)		—
Carrying amount	(Won)	(2,476,809)	(Won)	—	(Won)	—	(Won)	2,476,809	(Won)	—

(In millions of Korean won)
	Sep. 30, 2010
	Beginning		Purchase		Cancellation		Others		Ending
Number of shares		43,322,704		—		—		—		43,322,704
Carrying amount	(Won)	(2,476,809)	(Won)	—	(Won)	—	(Won)	—	(Won)	(2,476,809)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

24.4	Accumulated other comprehensive income

The details of accumulated other comprehensive income as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Gains on valuation of available-for-sale financial assets	(Won)	255,298	(Won)	443,386
Losses on valuation of held-to-maturity financial assets		(1,762)		(2,099)
Gains on valuation of equity method investments		9,828		(3,761)
Cash flow hedges		(8,861)		—
Gains (losses) on foreign exchange translation of foreign operations		4,120		(6,954)

	(Won)	258,623	(Won)	430,572

24.5	Retained earnings

Retained earnings as of September 30, 2011 and December 31, 2010, consist of:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010
Legal reserves	(Won)	124,014	(Won)	115,182
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		3,627,668		1,523,706

	(Won)	4,733,682	(Won)	2,620,888

Legal Reserve

As required by Article 53 of the Financial Holding Companies Act, the Parent Company, each time it declares dividends, is required to appropriate, as a legal reserve, an amount equal to a minimum of 10% of annual profit, until such reserve equals its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit.

Reserve for Credit Losses

The Parent Company and subsidiaries in the Group are required to appropriate, as a reserve for credit losses, a difference between the allowance of credit losses in accordance with K-IFRS and that in the Supervisory Regulations on Financial Holding Companies and other financial regulations in Korea if the allowance in accordance with K-IFRS is less than that in accordance with Regulations on Supervision of Financial Holding Companies and other financial regulations in Korea.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The reserve for credit losses represents a voluntary reserve of retained earnings and is allowed to reduce to the reserve amount required by the related financial regulation if the reserve for credit losses is over the required reserve. If there is an accumulated deficit, the reserve for credit losses is not appropriated until the undisposed accumulated deficit is disposed.

The details of reserve for credit losses as of September 30, 2011, and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Beginning	(Won)	—	(Won)	—
Amounts estimated to be appropriated[1]		1,525,411		1,303,099

Ending	(Won)	1,525,411	(Won)	1,303,099

[1]	The amount related with intercompany transaction is excluded.

The adjustments of reserve for credit losses as of September 30, 2011, are as follows:

(In millions of Korean won, except earnings per share)	Sep. 30, 2011
	Three months		Nine months
Provision of reserve for credit losses	(Won)	326,736	(Won)	222,313
Adjusted profit after provision of reserve for credit losses[1]		252,336		1,931,644
Adjusted basic earnings per share after provision of reserve for credit losses[1]		545		5,353
Adjusted diluted earnings per share after provision of reserve for credit losses[1]		541		5,342

[1]

Adjusted profit after provision of reserve for credit losses is not accordance with K-IFRS and calculated on the assumption that provision or reversal of reserve for credit losses before income tax is adjusted to the profit.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

25.	Net Interest Income

Interest income, interest expense and net interest income for the three-month and nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011				Sep. 30, 2010
	Three months		Nine months		Three months		Nine months
Interest income
Due from financial institutions	(Won)	25,147	(Won)	51,974	(Won)	10,268	(Won)	26,370
Loans		3,156,908		9,013,206		2,778,926		8,480,368
Financial investments
Available-for-sale financial assets		199,994		578,862		182,668		576,280
Held-to-maturity financial assets		171,753		524,764		185,858		548,792
Other		32,184		104,043		31,445		100,313

		3,585,986		10,272,849		3,189,165		9,732,123

Interest expenses
Deposits		1,300,106		3,615,762		1,187,768		3,537,012
Debts		84,209		234,392		65,270		201,834
Debentures		374,692		1,146,041		453,772		1,462,529
Other		22,619		55,387		10,847		33,958

		1,781,626		5,051,582		1,717,657		5,235,333

Net interest income	(Won)	1,804,360	(Won)	5,221,267	(Won)	1,471,508	(Won)	4,496,790

Interest income recognized on impaired loans and financial investments amounts to (Won) 99,654 million (2010: (Won) 74,781 million) and (Won) 149 million (2010: (Won) 149 million), respectively, for the nine-month period ended September 30, 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

26.	Net Fee and Commission income

Fee and commission income, and fee and commission expense for the three-month and nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011				Sep. 30, 2010
	Three months		Nine months		Three months		Nine months
Fee and commission income
Banking activity fees	(Won)	46,863	(Won)	143,782	(Won)	46,068	(Won)	136,547
Lending activity fees		21,926		66,943		19,208		58,670
Credit card related fees and commissions		288,915		833,912		273,377		761,189
Agent activity fees		65,982		179,527		34,220		99,319
Trust and other fiduciary fees		39,188		125,250		70,990		141,525
Trustee and custodian activity fees		21,278		63,575		15,980		48,161
Guarantee fees		8,657		25,765		9,228		29,131
Foreign currency related fees		28,636		86,003		27,038		81,662
Other		156,724		608,063		140,172		473,319

		678,169		2,132,820		636,281		1,829,523

Fee and commission expense
Trading activity related fees paid		3,887		7,974		3,614		9,832
Lending activity fees paid		4,097		9,341		2,533		5,175
Credit card related fees and commissions paid		231,386		589,364		148,253		369,600
Other		36,907		126,955		49,285		146,890

		276,277		733,634		203,685		531,497

Net fee and commission income	(Won)	401,892	(Won)	1,399,186	(Won)	432,596	(Won)	1,298,026

The above amounts include fee and commission income of (Won) 2,132,820 million and (Won) 1,829,523 million from financial assets, and fee and commission expense of (Won) 725,660 million and (Won) 521,665 million from financial liabilities for the nine-month periods ended September 30, 2011 and 2010, respectively, that are not at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

27.	Net gain or loss from financial assets/liabilities at fair value through profit or loss

27.1	Net gain or loss from financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from a change in the fair value, sale and redemption. The details for the three-month and nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011				Sep. 30, 2010
	Three months		Nine months		Three months		Nine months

Financial assets held for trading
Debt securities	(Won)	60,758	(Won)	141,217	(Won)	112,357	(Won)	286,802
Equity securities		(63,276)		(55,989)		12,325		21,339

		(2,518)		85,228		124,682		308,141

Derivatives held for trading
Interest rate		(36,053)		(44,970)		(37,302)		(132,171)
Currency		163,742		644,153		402,140		486,119
Stock or stock index		(23,568)		63,333		(1,620)		(20,642)
Credit		63		259		840		1,954
Commodity		(84)		(134)		—		(61)
Other		661		844		624		1,048
		104,761		663,485		364,682		336,247

Financial liabilities held for trading		64,996		21,337		(55,410)		(104,271)

	(Won)	167,239	(Won)	770,050	(Won)	433,954	(Won)	540,117

27.2	Net gain or loss from financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from a change in the fair value, sale and redemption. The details for the three-month and nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011				Sep. 30, 2010
	Three months		Nine months		Three months		Nine months
Financial assets designated at fair value through profit or loss	(Won)	(61,966)	(Won)	(59,748)	(Won)	333	(Won)	675

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

28.	Other operating income and expenses

The details of other operating income and expenses for the three-month and nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011				Sep. 30, 2010
	Three months		Nine months		Three months		Nine months
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	(Won)	12	(Won)	13	(Won)	13	(Won)	489
Gains on sale of available-for-sale financial assets		44,352		451,743		27,463		130,724

		44,364		451,756		27,476		131,213

Revenue related to available-for-sale financial assets
Reversal on held-to-maturity financial assets		80		80		—		—

		80		80		—		—

Gains on foreign exchange transactions		591,027		1,183,088		416,787		1,687,002
Income related to insurance		283,286		673,494		250,825		836,579
Dividend income		28,537		80,110		24,419		73,183
Others		73,336		359,952		29,463		372,416

		1,020,630		2,748,480		748,970		3,100,393

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		—		—		1		46
Loss on sale of available-for-sale financial assets		4,677		13,118		5,449		10,705
Impairment on available-for-sale financial assets		20,183		47,607		2,442		41,255

		24,860		60,725		7,892		52,006

Expense related to held-to-maturity financial assets
Impairment on held-to-maturity financial assets		42		168		(6)		472

		42		168		(6)		472

Loss on foreign exchanges transactions		662,932		1,613,573		727,342		1,935,035
Expense related to insurance		301,480		731,448		258,285		850,461
Others		307,492		883,572		199,453		935,478

		1,296,806		3,289,486		1,192,966		3,773,452

Net other operating income (expenses)	(Won)	(276,176)	(Won)	(541,006)	(Won)	(443,996)	(Won)	(673,059)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

29.	Employee Benefits

29.1	The details of employee benefits

The details of employee benefits for the three-month and nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011				Sep. 30, 2010
	Three months		Nine months		Three months		Nine months

Salaries and other short-term employee benefits	(Won)	414,869	(Won)	1,240,937	(Won)	396,349	(Won)	1,205,334
Post-employment benefits-defined benefit plans		36,421		112,408		101,945		197,082
Post-employment benefits-defined contribution plans		768		2,298		687		2,169
Termination benefits		(275)		(2,027)		639		991
Share-based payments[1]		(3,095)		(9,343)		4,722		(13,456)

	(Won)	448,688	(Won)	1,344,273	(Won)	504,342	(Won)	1,392,120

[1]	Reversal of share-based payments was due to the decrease in share price.

29.2	Share-based payments

29.2.1. Share options

The details of the share options as of September 30, 2011, are as follows:

(In number of shares)
	Grant date	Exercise period (Years)	Granted shares[1]	Vesting conditions

Series 12	2004.02.09	8	60,000	Service period: 1 year[4]
Series 13-1	2004.03.23	8	20,000	Service period: 1 year[3]
Series 15-1	2005.03.18	8	165,000	Service period: 3 years[3]
Series 15-2	2005.03.18	8	690,000	Service period: 3 years[4]
Series 17	2005.07.22	8	30,000	Service period: 3 years[4]
Series 18	2005.08.23	8	15,000	Service period: 3 years[4]
Series 19	2006.03.24	8	930,000	Service period: 1, 2, 3 years[2]
Series 20	2006.04.28	8	30,000	Service period: 3 years[2]
Series 21	2006.10.27	8	20,000	Service period: 2 years[2]
Series 22	2007.02.08	8	855,000	Service period: 1, 3 years[2]
Series 23	2007.03.23	8	30,000	Service period: 3 years[2]

			2,845,000

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.
[2]	The exercise price is indexed to the sum of the major competitors’ total market capitalization.
[3]	The exercise price is indexed to the banking industry index.
[4]	The exercisability and quantities are linked to certain performance conditions for the service period.

The changes in the quantities of granted share options and the weighted average exercise price for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In Korean won, except shares)
	Sep. 30, 2011
	Granted shares								Exercisable		Exercise price per		Remaining contractual life

	Beginning		Exercised		Expired		Ending		share		share		(Years)

Series 10-1		40,063		23,385		16,678		—		—	(Won)	—	—
Series 10-2		51,303		51,303		—		—		—		—	—
Series 11		5,091		5,091		—		—		—		—	—
Series 12		54,250		—		—		54,250		54,250		46,100	0.36
Series 13-1		20,000		—		—		20,000		20,000		48,650	0.48
Series 15-1		125,362		—		—		125,362		125,362		54,656	1.47
Series 15-2		450,928		10,000		—		440,928		440,928		46,800	1.47
Series 16		8,827		8,827		—		—		—		—	—
Series 17		29,441		—		—		29,441		29,441		49,200	1.81
Series 18		7,212		—		—		7,212		7,212		53,000	1.90
Series 19		751,651		—		—		751,651		751,651		77,063	2.48
Series 20		25,613		—		—		25,613		25,613		81,900	2.58
Series 21		18,987		—		—		18,987		18,987		76,600	3.08
Series 22		657,498		—		—		657,498		657,498		77,100	3.36
Series 23		15,246		—		—		15,246		15,246		84,500	3.48
Series Kookmin Credit Card -1		22,146		—		22,146		—		—		—	—
Series Kookmin Credit Card -2		9,990		—		9,990		—		—		—	—

		2,293,608		98,606		48,814		2,146,188		2,146,188

Weighted average exercise price	(Won)	67,108	(Won)	40,630	(Won)	75,058	(Won)	68,144	(Won)	68,144

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The weighted-average share price at the date of exercise for share options exercised during the nine-month period ended September 30, 2011, is (Won) 57,960.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

(In Korean won, except shares)
	Sep. 30, 2010
	Granted shares								Exercisable		Exercise price per		Remaining contractual life

	Beginning		Exercised		Expired		Ending		share		share		(Years)

Series 8-1		24,942		—		24,942		—		—	(Won)	—	—
Series 8-2		191,831		5,000		186,831		—		—		—	—
Series 9		23,899		—		23,899		—		—		—	—
Series 10-1		40,063		—		—		40,063		40,063		47,360	0.47
Series 10-2		67,993		—		—		67,993		67,993		35,500	0.47
Series 11		5,091		—		—		5,091		5,091		40,500	0.91
Series 12		54,250		—		—		54,250		54,250		46,100	1.36
Series 13-1		20,000		—		—		20,000		20,000		48,650	1.48
Series 14		610,000		—		—		610,000		610,000		50,600	2.09
Series 15-1		125,362		—		—		125,362		125,362		54,656	2.47
Series 15-2		480,714		—		—		480,714		480,714		46,800	2.47
Series 16		8,827		—		—		8,827		8,827		45,700	2.58
Series 17		29,441		—		—		29,441		29,441		49,200	2.81
Series 18		7,212		—		—		7,212		7,212		53,000	2.90
Series 19		751,651		—		—		751,651		751,651		77,063	3.48
Series 20		25,613		—		—		25,613		25,613		81,900	3.58
Series 21		18,987		—		—		18,987		18,987		76,600	4.08
Series 22		696,674		—		11,281		685,393		685,393		77,100	4.36
Series 23		15,246		—		—		15,246		15,246		84,500	4.48
Series Kookmin Credit Card -1		22,146		—		—		22,146		22,146		71,538	0.47
Series Kookmin Credit Card -2		9,990		—		—		9,990		9,990		129,100	0.49

		3,229,932		5,000		246,953		2,977,979		2,977,979

Weighted average exercise price	(Won)	63,028	(Won)	57,100	(Won)	58,178	(Won)	63,440	(Won)	63,440

The weighted-average share price for share options exercised during the nine-month period ended September 30, 2010, was (Won) 60,047.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The fair value of each option granted is estimated using a Black-Scholes option pricing model based on the assumptions in the table below:

(In Korean won)	Share price		Weighted average exercise price		Expected volatility (%)	Option life maturity (Years)	Expected dividends		Risk free interest rate (%)	Fair value
Series 12 (Directors)	(Won)	39,600	(Won)	46,100	64.69	0.18	(Won)	14	3.49	(Won)	2,198
Series 12 (Employees)		39,600		46,100	64.69	0.18		14	3.49		2,198
Series 13-1 (Directors)		39,600		48,650	60.25	0.24		19	3.49		1,921
Series 15-1 (Directors)		39,600		54,656	39.07	0.73		56	3.49		1,686
Series 15-2 (Directors)		39,600		46,800	39.07	0.73		56	3.49		3,118
Series 15-2 (Employees)		39,600		46,800	39.07	0.73		56	3.49		3,118
Series 17 (Directors)		39,600		49,200	37.45	0.91		69	3.49		2,915
Series 18 (Employees)		39,600		53,000	51.97	0.36		28	3.49		1,437
Series 19 (Directors)		39,600		76,726	34.44	1.24		95	3.50		461
Series 19 (Employees)		39,600		77,390	37.06	0.95		73	3.49		303
Series 20 (Employees)		39,600		81,900	36.09	1.04		80	3.49		238
Series 21 (Employees)		39,600		76,600	34.54	1.54		117	3.51		790
Series 22 (Directors)		39,600		77,100	40.83	0.66		51	3.49		173
Series 22 (Employees)		39,600		77,100	34.38	1.83		138	3.52		1,100
Series 23 (Non-executive directors)		39,600		84,500	38.30	0.77		59	3.49		103

The expected term is separately estimated for employees and directors using actual historical behavior and projected future behavior based on expected exercise patterns. Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option. To reflect the changes in exercise price which is indexed to the sum of the major competitors’ total market capitalization, cross volatility is used in calculating the expected volatility.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

29.2.2. Share Grants

The Group changed the share based payment from share option to share grant in November 2007. Pursuant to a share grant plan, the Group entered into performance share agreements, whereby the Group may grant shares (or the equivalent monetary amount based on the market value of such shares at the time of the grant) in accordance with predetermined performance targets.

The Group accounts share grants as cash-settled share-based payment transactions.

The details of the share grant as of September 30, 2011, are as follows:

(In number of shares)
Share grants	Grant date	Granted shares[1]	Vesting conditions

(KB Financial Group Inc.)
Series 1	2008.09.29	22,557	Services fulfillment , Achievements of targets on the basis of market and non-market performance [2]
Series 2	2009.03.27	3,090	Service fulfillment [3]
Series 3	2010.01.01	32,256	Services fulfillment, Achievements of targets on the basis of market and non-market performance [4,11]
Series 4	2010.07.13	218,944	Services fulfillment, Achievements of targets on the basis of market and non-market performance [5,11]
Series 5	2010.12.23	13,260	Services fulfillment, Achievements of targets on the basis of market and non-market performance [6,11]

		290,107

(Kookmin Bank)
Series 13	2008.10.18	7,950	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,10,11]
Series 17	2009.10.12	5,300	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 19	2010.01.01	9,980	Services fulfillment, Achievements of targets on the basis of market and non-market performance[8,11,12]
Series 20-1	2010.01.08	24,746	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]
Series 20-2	2010.01.08	105,714	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]
Series 23	2010.07.29	73,650	Services fulfillment, Achievements of targets on the basis of market and non-market performance [7,11]
Series 24	2010.08.03	57,072	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Series 25	2010.08.12	18,472	Services fulfillment, Achievements of targets on the basis of market and non-market performance [7,11]
Series 27	2010.09.20	8,092	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 28	2010.12.21	68,564	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 29	2010.12.23	10,764	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 30	2010.12.29	58,168	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 31	2011.01.03	16,306	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 32	2011.03.24	7,986	Services fulfillment, Non-market performance [9,11]
Grant deferred in 2010	—	15,496	Satisfied
Grant deferred in 2011	—	3,589	Satisfied

		491,849

(Other subsidiaries)
Share granted in 2010		33,817	Services fulfillment, Achievements of targets on the basis of market and non-market performance [13]
Share granted in 2011		38,931	Services fulfillment, Achievements of targets on the basis of market and non-market performance [13]

		72,748

		854,704

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period
[2]

The vesting condition is to fulfill of the remaining contracted service period. The number of granted shares to be compensated is determined based on the fulfillment of service requirement. The 30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of the targeted KPI, the targeted financial results of the Group and the targeted relative TSR, respectively.

[3]	The number of granted shares to be compensated is determined based on fulfillment of service requirement.
[4]

The 30%, 30% and 40% of the number of granted shares to be compensated is determined upon the accomplishment of targeted KPI, targeted financial results of the Group and targeted relative TSR, respectively. However, 50% of certain granted shares will be compensated based on the accomplishment of targeted KPI and the remaining 50% of those shares will be compensated based on the accomplishment of targeted relative TSR.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

[5]

The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated is determined based on the accomplishment of targeted relative TSR, targeted relative EPS ratio and qualitative indicators, respectively. The 30%, 30% and 40% of the number of other granted shares to be compensated are determined based on the accomplishment targeted KPI, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated are determined based on the accomplishment of the targeted relative EPS ratio, the targeted relative TSR and qualitative indicators, respectively.

[6]

The 40%, 30% and 30% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted KPI and the targeted financial results of the Group, respectively.

[7]

The 40%, 40% and 20% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the relative EPS and qualitative indicators, such as a trend of ROA of last two years, respectively.

[8]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative KPI, the targeted financial results of the Group and the targeted relative TSR, respectively.

[9]	The number of granted shares to be compensated is not linked to performance, but fixed.
[10]	The number of granted shares to be compensated was changed based on a new contract made during the year ended December 31, 2010, after cancellation of the previous contact.
[11]	Certain portion of the granted shares is compensated over a maximum period of three years.
[12]	Fair value of compensation per granted share is confirmed.
[13]

The 30%, 30% and 40% of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative KPI, MOU of the Group and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on MOU of the Group and the targeted relative TSR, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The details of the share-based payments linked to short-term performance as of September 30, 2011, are as follows:

	Grant date	Shares Granted [1]	Grant conditions
(KB Financial Group Inc.)
Granted shares for 2010	2010.01.01	9,218	Satisfied
Granted shares for 2011	2011.01.01	16,868	Proportion to offer service period
(Kookmin Bank)
Granted shares for 2010	2010.01.01	81,942	Satisfied
Granted shares for 2011	2011.01.01	114,428	Proportion to offer service period

[1]	The number of shares, which are exercisable, is determined by the results of performance and the shares are granted over three years.

Share grants vested to directors and employees are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)		Fair value (Non-market performance condition)
Linked to long term performance
(KB Financial Group Inc.)
Series 1-2	0.25	3.49	(Won)	11,464	(Won)	40,414
Series 1-4	0.48	3.49		—		40,490
Series 2-3	0.49	3.49		—		40,573
Series 3-1	0.25~2.25	3.49		57,407		40,580~44,631
Series 3-2	0.25~3.25	3.49		10,522		40,533~46,184
Series 3-3	0.25~2.25	3.49		57,407		40,580~44,631
Series 4-1	1.78~5.26	3.51		15,984		46,184~49,807
Series 4-2	1.78~5.26	3.51		16,310		46,184~49,807
Series 4-3	1.25~4.25	3.50		16,261		40,652~47,961
Series 4-4	1.25~4.25	3.50		12,663		40,887~47,961
Series 4-5	1.25~4.25	3.50		13,720		40,622~47,961
Series 5-1	1.25~4.25	3.50		14,029		40,839~47,961

(Kookmin Bank)
Series 13	0.05~3.25	3.49		8,378		39,836~46,184
Series 17	0.03~3.25	3.49		12,228		39,727~46,184
Series 19	0.25	3.49		—		40,278
Series 20-1	0.27~4.25	3.49		10,520		40,543~47,961
Series 20-2	0.27~4.25	3.49		10,510		40,300~47,961
Series 23	1.78~4.79	3.51		18,761		40,357~46,907

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Series 24	0.84~4.25	3.49	19,309	40,141~46,184
Series 25	1.78~4.79	3.51	18,706	40,357~46,907
Series 27	0.97~4.25	3.49	16,656	40,199~46,184
Series 28	1.25~4.25	3.50	17,963	40,305~46,184
Series 29	1.25~4.25	3.50	18,702	40,305~46,184
Series 30	1.25~4.25	3.50	18,977	40,305~46,184
Series 31	1.25~4.25	3.50	18,957	40,305~46,184
Series 32	2.48~5.42	3.53	—	39,997~47,944
Grant deferred in 2010	0.25~3.25	3.49	—	40,580~46,184
Grant deferred in 2010	0.25~3.25	3.49	—	40,580~46,184

(Other subsidiaries)
Share granted in 2010	1.25~1.90	3.50~3.52	4,606~16,262	40,647~41,115
Share granted in 2011	2.25~2.61	3.53~3.55	13,525~15,458	40,989~41,034

Linked to short-term performance
(KB Financial Group Inc.)
Share granted in 2010	0.25~2.25	3.49	—	40,580~44,631
Share granted in 2011	1.25~3.25	3.49	—	40,580~46,184

(Kookmin Bank)
Share granted in 2010	0.09~2.51	3.49	—	40,580~44,631
Share granted in 2011	0.73~3.51	3.49	—	40,580~46,184

Meanwhile, the Group determined the fair value by using historical stock price volatility with the same period as the exercisable period for expected volatility and the current stock price of September 30, 2011, for the underlying asset price. Additionally, the average three-year historical dividend rate was used as expected dividend rate. The Group used the historical data of Kookmin Bank for the period before the Parent Company was incorporated.

As of September 30, 2011 and December 31, 2010, the accrued expenses representing share-based payments from share options and share grants amounted to (Won) 25,506 million and (Won) 38,757 million, respectively, and the compensation costs from share options and share grants amounting to (Won) 9,343 million are reversed for the nine-month period ended September 30, 2011, and compensation costs amounting to (Won) 13,456 million were reversed for the nine-month period ended September 30, 2010. There is no intrinsic value of the vested share options (2010: (Won) 8,615 million).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

30.	General and administrative expenses

General and administrative expenses for the three-month and nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011				Sep. 30, 2010
	Three months		Nine months		Three months		Nine months
Employee compensation and benefits	(Won)	448,688	(Won)	1,344,273	(Won)	504,342	(Won)	1,392,120
Depreciation and amortization		88,903		241,908		90,506		245,776
Other general and administrative expenses		429,639		1,261,383		400,119		1,176,833

	(Won)	967,230	(Won)	2,847,564	(Won)	994,967	(Won)	2,814,729

The details of other general and administrative expenses for the three-month and nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011				Sep. 30, 2010
	Three months		Nine months		Three months		Nine months
Welfare expense	(Won)	148,271	(Won)	414,635	(Won)	143,591	(Won)	415,369
Rental expense		64,648		190,373		62,362		186,138
Tax and dues		35,178		120,581		35,901		110,956
Communication		11,815		60,619		12,460		36,994
Electricity and utilities		6,462		17,700		6,506		17,758
Publication		5,533		16,879		5,096		16,455
Repairs and maintenance		3,819		11,045		4,111		11,508
Vehicle		10,333		30,118		10,368		30,607
Travel		1,283		3,724		1,162		3,625
Training		5,337		16,104		5,403		15,614
Service fees		29,727		80,273		29,618		84,469
Others		107,233		299,332		83,541		247,340

	(Won)	429,639	(Won)	1,261,383	(Won)	400,119	(Won)	1,176,833

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

31.	Tax expense

Income tax expense for the nine-month periods ended September 30, 2011 and 2010, consists of:

(In millions of Korean won)	Sep. 30, 2011		Sep. 30, 2010

Tax payable
Current tax expense	(Won)	710,492	(Won)	370,423
Adjustments recognized in the current year in relation to the current tax of prior years		(4,460)		(154,621)

		706,032		215,802

Changes in deferred income tax assets (liabilities)
Origination and reversal of temporary differences		(132,575)		(145,820)
Tax effect from changes in probability of realization of temporary differences		13,514		(3,251)

		(119,061)		(149,071)

Tax expense recognized directly in equity
Exchange differences on translating foreign operations		(11)		(332)
Gains (losses) on valuation of available-for-sale financial assets		49,989		(63,050)
Gains (losses) on valuation of held-to-maturity financial assets		(189)		(221)
Comprehensive income of investments under equity method		(188)		(1)
Cash flow hedges		(4)		—
Loss on disposition of treasury shares		47,225		—

		96,822		(63,604)

Tax expense	(Won)	683,793	(Won)	3,127

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The analysis of net profit before income tax and income tax expense for the nine-month periods ended September 30, 2011 and 2010, follows:

(In millions of Korean won)	Ratio (%)	Sep. 30, 2011		Sep. 30, 2010

Net profit before income tax		(Won)	2,884,862	(Won)	548,473

Tax expense calculated by applied tax rate[1]	24.20	(Won)	698,117	(Won)	132,711
Non-taxable income	(0.45)		(12,977)		(14,615)
Non-deductible expense	0.30		8,736		6,289
Tax credit and tax exemption	(0.06)		(1,688)		(4,154)
Temporary difference not recognized as deferred income tax expense	(0.16)		(4,540)		42,129
Amount relating to changes in deferred income tax recognition and measurement	0.06		1,867		(7,380)
Adjustments recognized in the current year in relation to the current tax of prior years	(0.15)		(4,460)		(154,621)
Effects from changing in tax rate	(0.06)		(1,834)		—
Others	(0.02)		572		2,768

Tax expense	23.70	(Won)	683,793	(Won)	3,127

[1]	Effective income tax rate for (Won) 200 million and below is 11%, and for over (Won) 200 million is 24.2%, which is composed of corporate tax and residence tax.

The details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting, as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	Sep. 30, 2011
	Tax payables (receivables) before offsetting		Offsetting[1]		Tax payables (receivables) after offsetting		Ending balance
Income tax refund receivables	(Won)	(179,585)	(Won)	172,220	(Won)	(7,365)	(Won)	(7,365)
Income tax payables		710,492		(172,220)		538,272		538,272

(In millions of Korean won)
	Dec 31, 2010
	Tax payables (receivables) before offsetting		Offsetting[1]		Tax payables (receivables) after offsetting		Ending balance
Income tax refund receivables	(Won)	(320,417)	(Won)	186,016	(Won)	(134,401)	(Won)	(134,401)
Income tax payables		215,657		(186,016)		29,641		29,641

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

[1]	The current tax liabilities of subsidiaries which are not included in the consolidated tax return are not offset.

32.	Accumulated other comprehensive income

The details of accumulated other comprehensive income for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	Beginning		Changes except for reclassification		Reclassification		Tax effect		Ending

Exchange differences on translating foreign operations	(Won)	(6,954)	(Won)	11,085	(Won)	—	(Won)	(11)	(Won)	4,120
Gains on valuation of available-for-sale financial assets		443,386		61,616		(299,693)		49,989		255,298
Loss on valuation of held-to-maturity financial assets		(2,099)		529		(3)		(189)		(1,762)
Shares of other comprehensive income of associates		(3,761)		13,777		—		(188)		9,828
Cash flow hedges		—		21,829		(30,686)		(4)		(8,861)

	(Won)	430,572	(Won)	108,836	(Won)	(330,382)	(Won)	49,597	(Won)	258,623

(In millions of Korean won)	Sep. 30, 2010
	Beginning		Changes except for reclassification		Reclassification		Tax effect		Ending

Exchange differences on translating foreign operations	(Won)	—	(Won)	(6,216)	(Won)	—	(Won)	(332)	(Won)	(6,548)
Gains on valuation of available-for-sale financial assets		355,312		300,306		(60,343)		(63,050)		532,225
Loss on valuation of held-to-maturity financial assets		(2,614)		620		(3)		(221)		(2,218)
Share of other comprehensive income of associates		(1,757)		(1,939)		—		(1)		(3,697)

	(Won)	350,941	(Won)	292,771	(Won)	(60,346)	(Won)	(63,604)	(Won)	519,762

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

33.	Earnings per share

33.1	Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to owners of the parent by the weighted average number of ordinary shares outstanding, excluding the treasury shares (Note 24), during the nine-month periods ended September 30, 2011 and 2010.

Weighted average number of ordinary shares outstanding:

	Sep. 30, 2011
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Three-month period
Beginning (A)	386,351,693	92	35,544,355,756
Treasury shares (B)	34,966,962	7	244,768,734

Total outstanding shares [(C)=(A)-(B)]			35,299,587,022

Weighted average number of ordinary shares outstanding [(D) =(C)/92]			383,691,163

Nine-month period
Beginning (A)	386,351,693	273	105,474,012,189
Treasury shares (B)	43,322,704	13	563,195,152
	40,984,474	28	1,147,565,272
	37,463,510	42	1,573,467,420
	34,966,962	105	3,671,531,010

Total outstanding shares [(C)=(A)-(B)]			98,518,253,335

Weighted average number of ordinary shares outstanding [(D) =(C)/273]			360,872,723

	Sep. 30, 2010
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares [(a) x (b)]
Three-month period
Beginning (A)	386,351,693	92	35,544,355,756
Treasury shares (B)	43,322,704	92	3,985,688,768

Total outstanding shares [(C)=(A)-(B)]			31,558,666,988

Weighted average number of ordinary shares outstanding [(D) =(C)/92]			343,028,989
Nine-month period
Beginning (A)	386,351,693	273	105,474,012,189
Treasury shares (B)	43,322,704	273	11,827,098,192

Total outstanding shares [(C)=(A)-(B)]			93,646,913,997

Weighted average number of ordinary shares outstanding [(D) =(C)/273]			343,028,989

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Basic earnings per share:

(in Korean won and in number of shares)	Sep. 30, 2011
	Three months		Nine months
Profit attributable to ordinary shares (E)	(Won)	579,072,167,511	(Won)	2,153,956,899,454
Weighted average number of ordinary shares outstanding (F)		383,691,163		360,872,723
Basic earnings per share [(G)=(E)/(F)]	(Won)	1,509	(Won)	5,969

(in Korean won and in number of shares)	Sep. 30, 2010
	Three months		Nine months
Profit attributable to ordinary shares (E)	(Won)	90,623,476,049	(Won)	487,632,279,539
Weighted average number of ordinary shares outstanding (F)		343,028,989		343,028,989
Basic earnings per share [(G)=(E)/(F)]	(Won)	264	(Won)	1,422

33.2	Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

Profit to calculate diluted earnings per share:

(In Korean won)	Sep. 30, 2011
	Three months		Nine months
Profit attributable to ordinary shares	(Won)	579,072,167,511	(Won)	2,153,956,899,454
Adjustment		—		—
Profit to calculate diluted earnings per share	(Won)	579,072,167,511	(Won)	2,153,956,899,454

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

(In Korean won)	Sep. 30, 2010
	Three months		Nine months
Profit attributable to ordinary shares	(Won)	90,623,476,049	(Won)	487,632,279,539
Adjustment		—		—
Profit to calculate diluted earnings per share	(Won)	90,623,476,049	(Won)	487,632,279,539

Weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(in number of shares)	Sep. 30, 2011		Sep. 30, 2010
	Three months	Nine months	Three months	Nine months
Issued weighted average number of ordinary shares outstanding	383,691,163	360,872,723	343,028,989	343,028,989
Adjustment
Share grants	680,699	719,293	510,918	521,645
Weighted average number of ordinary shares outstanding to calculate diluted earnings per share	384,371,862	361,592,016	343,539,907	343,550,634

Diluted earnings per share:

(in Korean won and in number of shares)	Sep. 30, 2011
	Three months		Nine months
Profit to calculate diluted earnings per share	(Won)	579,072,167,511	(Won)	2,153,956,899,454
Weighted average number of ordinary shares outstanding to calculate diluted earnings per share		384,371,862		361,592,016
Diluted earnings per share	(Won)	1,507	(Won)	5,957

(in Korean won and in number of shares)	Sep. 30, 2010
	Three months		Nine months
Profit to calculate diluted earnings per share	(Won)	90,623,476,049	(Won)	487,632,279,539
Weighted average number of ordinary shares outstanding to calculate diluted earnings per share		343,539,907		343,550,634
Diluted earnings per share	(Won)	264	(Won)	1,419

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

34.	Dividends

Dividends per share and the total amount of dividends were (Won) 120 (2010: (Won) 230) and (Won) 41,163 million (2010: (Won) 78,897 million), respectively, and were paid in April 2011.

35.	Insurance Contracts

35.1	Insurance liabilities

Insurance liabilities presented within other liabilities as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010
Individual insurance
Pure Endowment insurance	(Won)	1,973,893	(Won)	1,652,951
Death insurance		53,569		52,368
Joint insurance		1,263,030		1,152,623
Group insurance		1,207		234

	(Won)	3,291,699	(Won)	2,858,176

The changes in insurance liabilities for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)
	Sep. 30, 2011
	Individual insurance						Group insurance		Total
	Pure Endowment insurance		Death insurance		Joint insurance
Beginning	(Won)	1,652,951	(Won)	52,368	(Won)	1,152,623	(Won)	234	(Won)	2,858,176
Provisions (Reversals)		320,942		1,201		110,407		973		433,523

Ending	(Won)	1,973,893	(Won)	53,569	(Won)	1,263,030	(Won)	1,207	(Won)	3,291,699

(In millions of Korean won)
	Sep. 30, 2010
	Individual insurance						Group insurance		Total
	Pure Endowment insurance		Death insurance		Joint insurance
Beginning	(Won)	1,058,320	(Won)	55,082	(Won)	932,615	(Won)	677	(Won)	2,046,694
Provisions (Reversals)		471,073		(3,237)		186,103		214		654,153

Ending	(Won)	1,529,393	(Won)	51,845	(Won)	1,118,718	(Won)	891	(Won)	2,700,847

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

35.2	Insurance-related assets

Insurance-related assets presented within other assets as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Reinsurance assets	(Won)	1,076	(Won)	690
Deferred acquisition costs		111,133		71,407

	(Won)	112,209	(Won)	72,097

The changes in reinsurance assets for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Sep. 30, 2010

Beginning	(Won)	690	(Won)	806
Increase (decrease)		386		(121)

Ending	(Won)	1,076	(Won)	685

The changes in deferred acquisition costs for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Sep. 30, 2010

Beginning	(Won)	71,407	(Won)	38,580
Increase		71,204		39,349
Amortization		(31,478)		(16,840)

Ending	(Won)	111,133	(Won)	61,089

35.3	Insurance premiums and reinsurance

The details of insurance premiums for the nine-month periods ended September 30, 2011 and 2010, are as follows:

	Sep. 30, 2011
(in millions of Korean won)	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Total

Insurance premiums earned	(Won)	414,763	(Won)	4,185	(Won)	250,980	(Won)	1,590	(Won)	671,518
Reinsurance premiums paid		261		557		126		1,204		2,148

Net premiums earned	(Won)	414,502	(Won)	3,628	(Won)	250,854	(Won)	386	(Won)	669,370

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

	Sep. 30, 2010
(in millions of Korean won)	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Total

Insurance premiums earned	(Won)	539,878	(Won)	3,119	(Won)	291,057	(Won)	1,467	(Won)	835,521
Reinsurance premiums paid		105		565		245		320		1,235

Net premiums earned	(Won)	539,773	(Won)	2,554	(Won)	290,812	(Won)	1,147	(Won)	834,286

The details of reinsurance transactions for the nine-month periods ended September 30, 2011 and 2010, are as follows:

	Sep. 30, 2011
(In millions of Korean won)	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
Individual	(Won)	944	(Won)	414	(Won)	661	(Won)	1,075
Group		1,204		901		—		901

	(Won)	2,148	(Won)	1,315	(Won)	661	(Won)	1,976

	Sep. 30, 2010
(In millions of Korean won)	Reinsurance expense		Reinsurance revenue
	Reinsurance premium paid		Reinsurance claims		Reinsurance commission		Total
Individual	(Won)	915	(Won)	404	(Won)	294	(Won)	698
Group		320		360		—		360

	(Won)	1,235	(Won)	764	(Won)	294	(Won)	1,058

Insurance expenses for the nine-month periods ended September 30, 2011 and 2010, are as follows:

	Sep. 30, 2011
(In millions of Korean won)	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Total

Insurance expense	(Won)	1,371	(Won)	341	(Won)	22,616	(Won)	1,100	(Won)	25,428
Dividend expense		49		7		1		—		57
Refund expense		111,290		2,589		122,172		255		236,306
Provisions		320,942		1,200		110,407		973		433,522

		433,652		4,137		255,196		2,328		695,313

Reinsurance claims		63		281		70		901		1,315

Net insurance expense	(Won)	433,589	(Won)	3,856	(Won)	255,126	(Won)	1,427	(Won)	693,998

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

	Sep. 30, 2010
(In millions of Korean won)	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Total

Insurance expense	(Won)	762	(Won)	546	(Won)	29,564	(Won)	755	(Won)	31,627
Dividend expense		10		6		—		—		16
Refund expense		74,159		2,962		81,289		123		158,533
Provisions		471,072		(3,237)		186,104		214		654,153

		546,003		277		296,957		1,092		844,329

Reinsurance claims		30		184		190		360		764

Net insurance expense	(Won)	545,973	(Won)	93	(Won)	296,767	(Won)	732	(Won)	843,565

35.4	Assessment on adequacy of policy reserves

Policy reserves subject to Assessment

The Group assessed adequacy of policy reserves for premium reserves and unearned premium reserves of holding insurance contracts as of March 31, 2011. For the purpose of assessment on adequacy of policy reserves, premium reserves were calculated by deducting the deferred acquisition cost pursuant to Article 6-3 of the Regulation on Supervision of Insurance Business in Korea from the net premium reserves. Since the management judged that there were no significant changes in the current estimation, the management did not assess the adequacy of policy reserves as of September 30, 2011.

The assumptions of the current estimation used to assessment adequacy of policy reserves as of March 31, 2011 and their basis for calculation are as follows:

	Assumption(%)	Measurement basis

Surrender rate	1~35	Ratio of the number of contracts to the number of contracts surrendered by classifying by elapsed period and characteristics of products based on the empirical statistics for the last five years.

Risk rate	1~777	Ratio of risk premiums to claims paid by classifying by characteristics of products based on the empirical statistics for the last three years.

Discount rate	4.4~5.9	Return on asset for each estimated period in the future considering conservative aspects of scenarios of risk-free earning rate (earning rate on treasury bonds with one-year, three-year, five-year maturity) suggested by the Financial Supervisory Service of Korea.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Direct costs including deferred acquisition costs are calculated based on the amount of money to be executed actually in the future in accordance with the related regulations of the Group, and indirect costs are calculated applying unit cost of each product group allocated based on the empirical statistics for the last one year according to business expense allocation standard Detailed Regulations on Supervision of Insurance Business in Korea provides.

The Premium surplus or deficiencies by insurance contract type according to assessment on adequacy of policy reserves as of March 31, 2011 are as follows:

(In millions of Korean won)
Types	Products	Premium surplus(deficiencies)
Fixed interest	Participating products	(Won)	(2,631)
	Non-participating products		(15,537)
Interest linked	Participating products		27,704
	Non-participating products		149,986

As a result of assessment on the adequacy of policy reserves as of March 31, 2011, the Group did not recognize the additional reserve because the amount of surplus was exceed the amount of deficiencies.

35.5 Insurance risk

Summary of insurance risk

Insurance risk is the risk of possibility loss arising when the actual risk at the time of claims may exceed the estimated risk at the time of underwriting. Insurance risk is classified by insurance price risk and policy reserve risk.

Insurance price risk is the risk of loss arising from differences between premiums from policyholders and claims paid actually.

Policy reserve risk is the risk of loss arising from differences between policy reserves the Group holds and claims to be paid actually.

Concentration of insurance risk and reinsurance policy

The Group uses reinsurance with the intent to expand the ability of underwriting insurance contracts through mitigating the exposure to insurance risk, and generates synergy by joint development of products, management discipline and collecting information on foreign markets.

The Group cedes reinsurance for mortality, illness and other risks arising from insurance contracts where the Group has little experience and for a period of time accumulating experience is needed.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The Group’s Reinsurance is ceded through the following process:

i.	In the decision-making process of launching a new product, the Group makes a decision on ceding reinsurance. After that, a reinsurer is selected through bidding, an agreement with the relevant departments and final approval of the executive management.

ii.	Reinsurance department analyses the object of reinsurance, the maximum limit of reinsurance and loss ratio with the relevant departments.

The characteristic and exposure of insurance price risk

The insurance risk of life insurance company is measured by insurance price risk. As the life insurance coverage is in type of a fixed payment, the fluctuation of policy reserve is small and the period from insured event to claims payment is not long. The policy reserve risk is managed by the assessment of adequacy of policy reserve.

The insurance price risk is managed by product profitability guide line established by the Risk Management Committee.

The exposure of insurance price risk is risk premium and claims paid of all insurance contracts for the last year as of September 30, 2011.

The exposure of premium risk before mitigating risk by reinsurance as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	Risk premium		Claims paid

Protection insurance	(Won)	1,657	(Won)	2,439
Sickness insurance		2,783		1,407
Other life insurance		2,790		1,068

	(Won)	7,230	(Won)	4,914

(In millions of Korean won)	Dec. 31, 2010
	Risk premium		Claims paid

Protection insurance	(Won)	2,200	(Won)	2,814
Sickness insurance		2,029		1,138
Other life insurance		2,318		951

	(Won)	6,547	(Won)	4,903

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The exposure of premium risk after mitigating risk by reinsurance as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	Risk premium		Claims paid

Protection insurance	(Won)	1,301	(Won)	1,904
Sickness insurance		1,224		592
Other life insurance		2,260		845

	(Won)	4,785	(Won)	3,341

(In millions of Korean won)	Dec. 31, 2010
	Risk premium		Claims paid

Protection insurance	(Won)	1,968	(Won)	2,508
Sickness insurance		1,298		722
Other life insurance		1,749		708

	(Won)	5,015	(Won)	3,938

The exposure of market risk arising from embedded derivatives included in host insurance contracts as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep, 30, 2011		Dec, 31, 2010
Variable annuity policyholders reserve	(Won)	492,919	(Won)	412,837
Guarantee Reserve		3,268		3,303

Premium reserves and unearned premium reserves classified based on each residual maturity as of September 30, 2011 and December, 31, 2010, are as follows:

(In millions of Korean won)
	Sep. 30, 2011
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 Years		Total

Premium reserves	(Won)	75,043	(Won)	176,786	(Won)	1,147,573	(Won)	283,577	(Won)	298,860	(Won)	1,262,788	(Won)	3,244,627
Unearned premium reserves		358		—		1		—		2		2		363

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

(In millions of Korean won)
	Dec. 31, 2010
	Lower than 3 years		3-5 years		5-10 years		10-15 years		15-20 years		Over 20 Years		Total

Premium reserves	(Won)	79,161	(Won)	107,265	(Won)	1,088,495	(Won)	275,794	(Won)	255,179	(Won)	1,011,943	(Won)	2,817,837
Unearned premium reserves		28		—		2		—		1		6		37

36.	Trust Accounts

Financial information of the trust accounts the Group manages as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011				Dec. 31, 2010
	Total assets		Operating revenues		Total assets		Operating revenues[1]
Consolidated	(Won)	32,419	(Won)	2,746	(Won)	29,905	(Won)	1,561
Non-consolidated		44,589,064		2,451,318		38,909,844		2,378,330

	(Won)	44,621,483	(Won)	2,454,064	(Won)	38,939,749	(Won)	2,379,891

[1]	Revenues are for the nine-month period ended September 30, 2010.
[2]

Financial information of the trust accounts have been prepared in accordance with the Statement of Korea Accounting Standard No. 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant transactions between the Group and the trust accounts for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Sep. 30, 2010[1]
Revenues
Fees and commissions from trust accounts	(Won)	125,250	(Won)	141,525
Commissions from early termination in trust accounts		184		112

	(Won)	125,434	(Won)	141,637

Expenses
Interest expenses on trust accounts	(Won)	44,213	(Won)	23,275

Assets
Accrued trust fees	(Won)	51,950	(Won)	29,380

Liabilities
Due to trust accounts	(Won)	1,716,779	(Won)	1,834,715
Accrued interest on trust accounts		7,108		3,603

	(Won)	1,723,887	(Won)	1,838,318

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

[1]	Assets and liabilities are as of December 31, 2010.

As of September 30, 2011 and December 31, 2010, the carrying amounts of the trust accounts the Group guarantees payment of principal are as follows:

	Sep. 30, 2011		Dec. 31, 2010
Old age pension	(Won)	5,580	(Won)	6,050
Personal pension		1,711,793		1,701,990
Pension trust		1,156,129		1,032,277
Retirement trust		196,467		325,077
New personal pension		83,008		82,229
New old age pension		13,985		17,445

	(Won)	3,166,962	(Won)	3,165,068

[1]

The carrying amount of the trust accounts have been prepared in accordance with the Statement of Korea Accounting Standard No. 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

As of September 30, 2011 and December 31, 2010, there is no amount the Group has to pay in relation to the management result of the trust accounts according to guaranteeing payment of principal.

37.	Supplemental Cash Flow Information

Cash and cash equivalents as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010
Cash	(Won)	1,898,730	(Won)	1,594,505
Checks with other banks		983,577		643,270
Due from Bank of Korea		4,236,203		2,972,548
Due from other financial institutions		2,159,533		1,634,340

		9,278,043		6,844,663

Restricted due from financial institutions		(4,408,229)		(3,360,053)
Due from financial institutions with original maturities over three months		(407,710)		(218,195)

		(4,815,939)		(3,578,248)

	(Won)	4,462,104	(Won)	3,266,415

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Significant non-cash activities for nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Sep. 30, 2010
Decrease in loans due to the write-offs	(Won)	1,380,808	(Won)	1,172,655
Changes in accumulated other comprehensive income due to valuation of investment securities		(187,751)		177,309
Increase in available-for-sale financial assets from debt-equity swap		919		95,006

Cash inflow and outflow due to income tax, interest and dividend for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Sep. 30, 2010
Income tax refunded	(Won)	(139,286)	(Won)	(57,701)
Interest received		10,691,112		10,511,512
Interest paid		4,966,033		4,870,722
Dividends received		66,665		34,573
Dividends paid		41,163		78,897
Dividends on hybrid capital instrument paid		37,589		48,450

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

38.	Contingent liabilities and commitments

Acceptances and guarantees as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in won
Acceptances and guarantees for corporate purchasing card	(Won)	297,249	(Won)	801,657
Other acceptances and guarantees		1,346,303		907,609

		1,643,552		1,709,266

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		424,816		294,191
Letter of guarantees		93,620		65,966
Bid bond		27,529		64,462
Performance bond		614,015		647,318
Refund guarantees		3,071,341		2,945,179
Other acceptances and guarantees		562,370		297,813

		4,793,691		4,314,929

Financial guarantees
Acceptances and guarantees for debentures		339		397
Acceptances and guarantees for mortgage		56,440		69,901
Overseas debt guarantees		251,002		239,707
International financing guarantees in foreign currencies		—		292,470
Financial guarantees		20,000		—

		327,781		602,475

		6,765,024		6,626,670

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		4,541,450		4,362,986
Refund guarantees		1,881,545		2,089,411

		6,422,995		6,452,397

	(Won)	13,188,019	(Won)	13,079,067

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Acceptances and guarantees by counter party as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	Sep. 30, 2011
	Confirmed guarantees		Unconfirmed guarantees		Total		Percentage (%)

Corporations	(Won)	5,028,925	(Won)	3,409,678	(Won)	8,438,603	63.99
Small companies		1,668,792		1,146,019		2,814,811	21.34
Public and others		67,307		1,867,298		1,934,605	14.67

	(Won)	6,765,024	(Won)	6,422,995	(Won)	13,188,019	100.00

(In millions of Korean won)
	Dec. 31, 2010
	Confirmed guarantees		Unconfirmed guarantees		Total		Percentage (%)

Corporations	(Won)	4,619,783	(Won)	2,901,615	(Won)	7,521,398	57.51
Small companies		1,893,387		1,277,378		3,170,765	24.24
Public and others		113,500		2,273,404		2,386,904	18.25

	(Won)	6,626,670	(Won)	6,452,397	(Won)	13,079,067	100.00

Acceptances and guarantees by industry as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	Sep. 30, 2011
	Confirmed guarantees		Unconfirmed guarantees		Total		Percentage (%)

Public sector	(Won)	37,671	(Won)	1,791,180	(Won)	1,828,851	13.87
Financial institutions		77,390		6,169		83,559	0.63
Service		221,325		58,142		279,467	2.12
Manufacturing		4,501,780		3,279,980		7,781,760	59.01
Others		1,926,858		1,287,524		3,214,382	24.37

	(Won)	6,765,024	(Won)	6,422,995	(Won)	13,188,019	100.00

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

(In millions of Korean won)
	Dec. 31, 2010
	Confirmed guarantees		Unconfirmed guarantees		Total		Percentage (%)

Public sector	(Won)	38,641	(Won)	2,207,654	(Won)	2,246,295	17.18
Financial institutions		28,059		2,067		30,126	0.23
Service		300,826		31,747		332,573	2.54
Manufacturing		4,489,697		3,263,259		7,752,956	59.28
Others		1,769,447		947,670		2,717,117	20.77

	(Won)	6,626,670	(Won)	6,452,397	(Won)	13,079,067	100.00

Commitments as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	Sep. 30, 2011		Dec. 31, 2010

Commitments
Corporate loan commitments	(Won)	33,640,182	(Won)	27,644,011
Consumer loan commitments		14,452,463		14,149,393
Credit card limit		47,102,222		44,776,141
Private indirect reinvestment trusts for the stabilization of bond markets		518,913		518,913
Purchase of security investment		758,175		649,900

		96,471,955		87,738,358

Financial Guarantees
Credit line		470,442		155,162
Purchase of security investment		281,000		396,050

		751,442		551,212

	(Won)	97,223,397	(Won)	88,289,570

Other Matters (Litigation and others)

The Group has filed 109 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of (Won) 748,984 million, and faces 264 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of (Won) 1,399,624 million, which arose in the normal course of the business and are still pending as of September 30, 2011.

In the lawsuit that the Korea Lottery Service Inc. (“KLS”) filed against Kookmin Bank in relation to the commitment fees (a case with the litigation value of (Won)134,279 million), Kookmin Bank received had a partial favorable judgement on August 12, 2011. However, in substance the government (lottery fund) is responsible for the commitment fees. Therefore, Kookmin Bank expects that the result of the lawsuit would not affect its financial position, even if the court rules in favor of the plaintiff. Meanwhile, the appeals court dismissed the appeal that the Government of the Republic of Korea has filed at the second instance against KLS, an accounting firm and Kookmin Bank (responsible party) seeking total damages of (Won)320,800 million, and it is on the process of another appeal at the end of the reporting period contending that the excessive amount of lottery service commission fees was due to the illegal act of Bank’s employees and relatives. It is uncertain as to whether Kookmin Bank will be ultimately liable for the damages in the aforementioned lawsuit, and no estimate can be made on the amount of the potential liabilities as of September 30, 2011.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The Government asserts that the loss was due to the defendants’ breach of trust and mismanagement of the Housing Fund and it also filed civil lawsuits against Kookmin Bank, NACF and Woori Bank seeking total damages of (Won)119,842 million on four cases. Kookmin Bank had won the two cases involving (Won)119,085 million in damages, and other two cases are pending.

According to shareholders’ agreement of September 25, 2009, among Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017. However, if the put trigger event defined in the shareholders’ agreement occurs, and consequently, if a put notice is delivered to Kookmin Bank within 60 days from the date when IFC recognizes such event, IFC may also exercise its put option at any time after February 24, 2010.

Kookmin Bank underwent a tax investigation by the Seoul Regional Tax Office, and received penalties in relation to corporate tax and paid the amount of (Won)438,975 million in 2007. Kookmin Bank claimed in an application for adjudication on August 2007, the amount of (Won)438,863 million in relation to the items of notices. The (Won)39,344 million has been refunded to Kookmin Bank as a result of the appeal to the National Tax Tribunal, which were ruled in favor of Kookmin Bank and (Won)58,721 million was refunded upon the revocation of refusal disposition of the rectification on corporate tax. Kookmin Bank filed administrative litigations at the Seoul Administrative Court. The case related to the merger of Kookmin Card Co., Ltd. was ruled in favor of Kookmin Bank on April 1, 2011, and was appealed by the taxation authority at the Seoul High Court, where they are currently pending in the second trial.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

39.	Securitization

The Group transferred loans and other financial assets to SPEs, and issued debentures secured by those transferred assets.

The details of borrowings which are secured by loans and other financial assets as of September 30, 2011 and December 31, 2010, are as follows:

	Sep. 30, 2011
(In millions of Korean won)	Interest Rates (%)	Expiration date	Senior debentures		Underlying assets
					Loans		Securities
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.[1]	2.63	2039-12-08	(Won)	379,394	(Won)	456,032	(Won)	—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.[2]	5.32	2012-10-09		3,258		19,000		—
New Star First Co., Ltd.	5.05	2011-10-18		50,100		—		50,262
KB Kookmin Card First Securitization Co., Ltd.	LIBOR+0.48	2014-11-26		353,850		586,830		—

Total				786,602		1,061,862		50,262
Premiums (discounts) on debentures				(2,788)		—		—

Net Senior debentures			(Won)	783,814	(Won)	1,061,862	(Won)	50,262

	Dec. 31, 2010
(In millions of Korean won)	Interest Rates (%)	Expiration date	Senior debentures		Underlying assets
					Loans		Securities
KB 14th Securitization Specialty Co., Ltd.[2]	6.03~6.57	2011-10-04 ~ 2012-01-04	(Won)	30,000	(Won)	85,564	(Won)	—
KB Mortgage Loan First Securitization Specialty Co., Ltd.[1]	1.98	2039-12-08		423,379		522,059		—
KAMCO Value Recreation 3th Securitization Specialty Co., Ltd.[2]	5.08	2012-10-09		3,258		19,000		—
New Star First Co., Ltd.	4.65~5.05	2011-01-18		100,300		—		100,985

Total				556,937		626,623		100,985
Premiums (discounts) on debentures				(12)		—		—

Net Senior debentures			(Won)	556,925	(Won)	626,623	(Won)	100,985

[1]	Included in the floating rate debentures in foreign currencies (Note 21).
[2]	Included in the floating rate debentures in won (Note 21).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

40.	The Subsidiaries

The details of subsidiaries as of September 30, 2011, are as follows:

Name of subsidiary	Location	Industry

Kookmin Bank	Korea	Banking and domestic, foreign exchange transaction
KB Kookmin Card Co., Ltd	Korea	Credit card & Installment finance
KB Investment & Securities Co., Ltd.	Korea	Trading securities and brokerage
KB Life Insurance Co., Ltd.	Korea	Life insurance
KB Asset Management Co., Ltd.	Korea	Security investment trust management and advisory
KB Real Estate Trust Co., Ltd.	Korea	Real estate trust management
KB Investment Co., Ltd.	Korea	Investment in small company
KB Credit Information Co., Ltd.	Korea	Collection of receivables or credit investigation
KB Data System Co., Ltd.	Korea	Software advisory, development, and supply
Powernet Technologies Co., Ltd.	Korea	Electronic product manufacturing and selling
Kookmin Bank Int’l Ltd. (London)	United Kingdom	Banking and foreign exchange transaction
Kookmin Bank Hong Kong Ltd.	Hong Kong	Banking and foreign exchange transaction
Kookmin Bank Cambodia PLC.	Cambodia	Banking and foreign exchange transaction
Principal & interest guaranteed trust	Korea	Trust business
KB 9th Securitization Specialty Co., Ltd. and 10 others	Korea and others	Asset securitization and others
KB06-1 Venture Investment and 11 others	Korea	Investment
KB Evergreen Private securities 26 (Bond) and 29 others	Korea	Private equity fund and others

Kookmin Bank

Kookmin Bank engages in the banking business in accordance with Banking Act, trust business in accordance with Capital Market and Financial Investment Business Act and other relevant businesses. As of September 30, 2011, the Bank has 1,161 domestic branches and offices and 7 overseas branches (excluding 3 subsidiaries and 1 office). Kookmin Bank’s paid-in capital as of September 30, 2011, is (Won) 2,021,896 million.

KB Kookmin Card Co., Ltd.

KB Kookmin Card Co., Ltd. (the “KB Kookmin Card”) was established upon spin off of Kookmin Bank’s credit card business segment on March 2011, to engage in credit card business under the Act on Registration of Credit Business and Protection of Finance Users and other related business. Its headquarters are located in Seoul. KB Kookmin Card’s paid-in capital as of September 30, 2011, is (Won) 460,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

KB Investment & Securities Co., Ltd.

KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) was established on August 16, 1995, to engage in financial investment business service including investment trading service and brokerage service and in other related services in accordance with Capital Market and Financial Investment Business Act. On March 11, 2008, the former Hannuri Investment & Securities changed its name to KB Investment & Securities. KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. on March 12, 2011. Its headquarters are located in Seoul. KB Investment & Securities’ paid-in capital as of September 30, 2011, is (Won) 107,252 million.

KB Life Insurance Co., Ltd.

KB Life Insurance Co., Ltd. (the “KB Life Insurance”) was established on April 29, 2004, to engage in financial insurance operations. On May 31, 2004, the company merged with Hanil Life Insurance Co., Ltd., undertaking all the insurance contracts and related assets and liabilities. The life insurance business under the Insurance Business Act is one of the company’s major business operations. Its headquarters are located in Seoul. KB Life Insurance’s paid-in capital as of September 30, 2011, is (Won) 276,000 million.

KB Asset Management Co., Ltd.

KB Asset Management Co., Ltd. (the “KB Asset Management”) was established on April 1988 to engage in investment advisory services including consulting and providing information on investment in securities and on July 1997, started to engage in collective investment business (previously known as security investment trust operations) under Capital Market and Financial Investment Business Act (previously called the Security Investment Trust Business Act). Its headquarters are located in Seoul. KB Asset Management’s paid-in capital as of September 30, 2011, is (Won) 38,338 million.

Real Estate Trust Co., Ltd.

KB Real Estate Trust Co., Ltd. (the “KB Real Estate Trust”) was established on December 3, 1996, to provide real estate trust services including land trust. Under the Capital Market and Financial Investment Business Act (previously called the Trust Business Act), Financial Services Commission authorized the company to engage in real estate trust service. On September 16, 2002, the name of the company changed to KB Real Estate Trust Co., Ltd. from Jooeun Real Estate Trust Inc. The 24 land trust operations are in progress, and a number of other trust services such as collateral trusts are already engaged and ready to operate. Its headquarters are located in Seoul. KB Real Estate Trust’s paid-in capital as of September 30, 2011, is (Won) 80,000 million.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

KB Investment Co., Ltd.

KB Investment Co., Ltd. (the “KB Investment”) was established on March 27, 1990, to provide services to small startup companies. Its main business is to invest in venture companies and small startup companies, and to organize startup investment cooperatives and private equity funds. On April 3, 1990, the company, under Section 7 of the Support for Small and Medium Enterprise Establishment Act, was listed on Small Business Administration as a small startup business investment organization. KB Investment purchases impaired loans, invests in companies under debt restructuring process, and sells reorganized companies after normalization. On March 2001, the company, under the Industrial Development Act, registered as Corporate Restructuring Company in the Ministry of Knowledge Economy. Its headquarters are located in Seoul. KB Investment’s paid-in capital as of September 30, 2011, is (Won) 44,759 million.

KB Credit Information Co., Ltd.

KB Credit Information Co., Ltd. (the “KB Credit Information”) was established on October 9, 1999, under the Credit Information Protection Act to engage in loan collection services and credit research services. On May 2, 2002, the company merged with KM Credit Information Inc. to improve management of subsidiaries. As approved by its shareholders on October 28, 2002, its name was changed from Kookeun Credit Information Co., Ltd. to KB Credit Information Co., Ltd. Its headquarters are located in Seoul. KB Credit Information’s paid-in capital as of September 30, 2011, is (Won) 6,262 million.

KB Data Systems Co., Ltd.

KB Data Systems, Co., Ltd. (the “KB Data Systems”) was established on September 1991 to engage in computer system development and its sales, system maintenance, and information technology outsourcing services. Its headquarters are located in Seoul. KB Data Systems’ paid-in capital as of September 30, 2011, is (Won) 8,000 million.

Kookmin Bank Int’l Ltd. (London)

Kookmin Bank Int’l Ltd. (London) was established in November 1991 and operates its businesses mainly in general banking, trading finance, foreign currency exchange, and derivatives. Its name was changed from Korea Long Term Credit Bank Int’l Ltd. to Kookmin Bank Int’l Ltd.(London) when the Bank merged with Korea Long Term Credit Bank in January 1999. The headquarters are located in London, England. Kookmin Bank Int’l Ltd. (London)’s paid-in capital as of September 30, 2011, is USD 30,392,000.

Kookmin Bank Hong Kong Ltd.

Kookmin Bank Hong Kong Ltd. was established in July 1995 and operates its businesses in general banking and trading finance. The headquarters are located in Hong Kong. Kookmin Bank Hong Kong Ltd.’s paid-in capital as of September 30, 2011, is USD 20,000,000.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Kookmin Bank Cambodia PLC.

Kookmin Bank acquired 51% of ownership of Kookmin Bank Cambodia PLC. on May 2009. As of September 30, 2011, Kookmin Bank owns 53.19% through participation in paid-in capital increase in December 2010. In particular, Kookmin Bank Cambodia PLC. mainly operates lending, borrowing, foreign currency exchange services, and other ordinary banking business. The headquarters are located in Phnom Penh, Cambodia. Kookmin Bank Cambodia PLC.’s paid-in capital as of September 30, 2011, is USD 16,000,000.

Special Purpose Company specializing in a business of asset-backed securitization

Special Purpose Company operates issuing and redeeming the asset-backed securities by purchasing, managing, investing and selling of the right to the loans (securitization assets) in accordance with Asset-Backed Securitization Act.

Other subsidiaries are Private equity fund, Principal & interest guaranteed trust, and Investment partnership and others.

Special Purpose Entities

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. However, there are some cases where the Group may still control some entities, mostly Special Purpose Entities (the “SPE”), with less than one half of the voting rights for a single, well-defined, and narrow purpose. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs often are created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE. Frequently, these provisions specify that the policy guiding the ongoing activities of the SPE cannot be modified, other than perhaps by its creator or sponsor.

The Group consolidates an SPE when, in substance, the Group controls the SPE as follows:

•	In substance, the activities of the SPE are being conducted on behalf of the entity according to its specific business needs so that the Group obtains benefits from the SPE’s operation;

•

In substance, the Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Group has delegated these decision-making powers;

•	In substance, the Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or

•	In substance, the Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The types of SPEs are asset securitization specialty company, project financing company, privately placed fund, partnership and others and the purpose of business activities of SPEs are the securitization of assets, providing lines of credit by purchasing subordinated bonds, ABCP and others, granting loans, investing in equity shares, and managing assets.

41.	Finance/Operating Lease

The future minimum lease payments arising from the non-cancellable lease contracts as of September 30, 2011, are as follows:

Finance lease

(In millions of Korean won)	Sep. 30, 2011
Net Carrying amount of finance lease assets	(Won)	22,402
Minimum lease payment
Within 1 year		4,574
1-5 years		824

		5,398

Present value of minimum lease payment
No later than 1 year		4,470
1-5 years		778

		5,248

Contingent rent		—
Minimum sublease		—

Operating lease

(In millions of Korean won)	Sep. 30, 2011

Minimum lease payment
Within 1 year	(Won)	102,876
1-5 years		82,306
Over 5 years		1,494

		186,676

Minimum sublease payment		65

Lease payment reflected in profit or loss
Minimum lease payment		139,620
Contingent rent		4
Sublease payment		113

		139,737

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

42.	Related Party Transactions

Significant transactions with related party transactions for the nine-month periods ended September 30, 2011 and 2010, are as follows:

		Sep. 30, 2011
(In millions of Korean won)		Revenues		Provisions (reversals)		Expenses

Associates	Korea Credit Bureau Co., Ltd.	(Won)	2	(Won)	—	(Won)	116
	UAMCO., Ltd.		14,288		(7)		6
	KB Global Star Game & Apps SPAC		—		(3)		21
	Testian Co., Ltd.		24		8		—
	United PF 1st Recovery Private Equity Fund		30,722		—		—
	Powerrex Corporation Co., Ltd.		2		(92)		—
	Sehwa Electronics Co., Ltd.		—		(1)		—
	KT Wibro infrastructure Co., Ltd		—		—		—
	DS Plant Co., Ltd.		113		38		—
Joint venture	Burrill-KB Life Science Fund		—		9		—
Key management			201		7		233
Other	Retirement pension		138		—		606

		(Won)	45,490	(Won)	(41)	(Won)	982

		Sep. 30, 2010
(In millions of Korean won)		Revenues		Provisions (reversals)		Expenses

Associates	Korea Credit Bureau Co., Ltd.	(Won)	9	(Won)	—	(Won)	145
	UAMCO., Ltd.		1,398		85		208
	KB Global Star Game & Apps SPAC		8		2		58
	KT Wibro infrastructure Co., Ltd.		5		—		55
Joint venture	Burrill-KB Life Science Fund		999		—		373
Key management			8,378		21		710
Other	Retirement pension		78		—		343

		(Won)	10,875	(Won)	108	(Won)	1,892

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of September 30, 2011 and December 31, 2010, are as follows:

		Sep. 30, 2011
(In millions of Korean won)		Receivables		Allowances for credit losses		Payables
Associates	Korea Credit Bureau Co., Ltd.	(Won)	—	(Won)	—	(Won)	5,870
	UAMCO., Ltd.		36,107		64		11
	KB Global Star Game & Apps SPAC		10		—		1,223
	Testian Co., Ltd.		632		29		—
	Joam Housing Development Co., Ltd.		—		—		56
	Powerrex Corporation Co., Ltd.		41		3		—
	Sehwa Electronics Co., Ltd.		4		—		—
	Serit Platform Co., Ltd.		3		—		—
	DS Plant Co., Ltd.		836		38		—
Joint venture	Burrill-KB Life Science Fund		793		793		—
Key management			26,031		19		8,852
Other	Retirement pension		—		—		23,357

		(Won)	64,457	(Won)	946	(Won)	39,369

		Dec. 31, 2010
(In millions of Korean won)		Receivables		Allowances for credit losses		Payables
Associates	Korea Credit Bureau Co., Ltd.	(Won)	—	(Won)	—	(Won)	9,725
	UAMCO., Ltd.		40,330		71		15
	KB Global Star Game & Apps SPAC		1,083		2		1,472
	Joam Housing Development Co., Ltd.		—		—		75
Joint venture	Burrill-KB Life Science Fund		793		784		—
Key management			154,763		72		14,559
Other	Retirement pension		—		—		7,919

		(Won)	196,969	(Won)	929	(Won)	33,765

According to K-IFRS No. 1024, the Group includes associated companies, joint venture companies, key management (including family members), and post-employment benefit plans of the Group in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the financial statements. Refer to Note 13 for details on investments in associates and joint ventures.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Key management includes the directors of the Parent Company and the directors (vice-president and above) of Kookmin Bank and subsidiaries where the directors and their close family members have the power to influence decision-making process. The Group recognized receivables amounting to (Won) 26,031 million and (Won) 154,763 million as of September 30, 2011 and December 31, 2010, respectively, and related allowances for loan losses amounting to (Won)19 million and (Won)72 million as of September 30, 2011 and December 31, 2010, from the sale to key management. Of those respective amounts, loans receivable amounting to (Won) 20,080 million and (Won) 152,023 million, and related allowance for possible loan loss amounting to (Won)6 million and (Won) 68 million, are from companies where key management has a power to influence decision-making process.

Accrued severance benefit plan is based on retirement benefit pension plan. The Group discloses receivable and payable balances arising from the transactions between the Group and retirement benefit pension plan assets in the notes to the financial statements. Kookmin Bank has received deposits of (Won) 23,357 million and (Won) 7,919 million as of September 30, 2011 and December 31, 2010, respectively, from the retirement benefit pension plan and accounted for the amount received as deposits under liabilities.

Guarantees to related parties as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)		Sep. 30, 2011		Dec. 31, 2010
UAMCO., Ltd.	Loan commitments in won	(Won)	91,760	(Won)	87,548
	Purchase of security investment		89,950		89,950
United PF 1st Recovery Private Equity Fund	Purchase of security investment		36,075		—

The details of compensation to key management for the nine-month periods ended September 30, 2011 and 2010, are as follows:

	Sep. 30, 2011
(In millions of Korean won)	Short-term employee benefits		Post- employment benefit		Termination benefits		Share-based payments		Total

Registered directors (executive)	(Won)	3,463	(Won)	118	(Won)	—	(Won)	2,074	(Won)	5,655
Registered directors (non-executive)		595		96		—		(36)		655
Non-registered directors		4,514		83		135		202		4,934

	(Won)	8,572	(Won)	297	(Won)	135	(Won)	2,240	(Won)	11,244

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

	Sep. 30, 2010
(In millions of Korean won)	Short-term employee benefits		Post- employment benefit		Termination benefits		Share-based payments		Total

Registered directors (executive)	(Won)	2,042	(Won)	347	(Won)	—	(Won)	5,496	(Won)	7,885
Registered directors (non-executive)		270		—		—		(277)		(7)
Non-registered directors		5,030		475		189		4,777		10,471

	(Won)	7,342	(Won)	822	(Won)	189	(Won)	9,996	(Won)	18,349

43.	Transition to K-IFRS

The Group’s interim consolidated financial statements as of and for the nine-month period ended September 30, 2011, have been prepared in accordance with K-IFRS which was adopted on January 1, 2011. The Group’s consolidated statement of financial position as of December 31, 2010, and its interim consolidated financial statements for the nine-month period ended September 30, 2010, had been prepared in accordance with K-GAAP. However, K-IFRS No. 1101, First time adoption of K-IFRS, was implemented and these financial statements have been restated in accordance with K-IFRS and the Group’s transition date to K-IFRS was January 1, 2010.

43.1	Significant GAAP differences between K-IFRS and K-GAAP

Significant GAAP differences between K-IFRS and K-GAAP in preparing the Group’s consolidated financial statements are as follows:

43.1.1 First time adoption of K-IFRS

The exemptions from other K-IFRS which the Group optionally elected in accordance with K-IFRS No. 1101 are as follows:

•	Business combination: For business combination transactions, which occurred prior to the transition date, K-IFRS No. 1103, Business Combination, is not applied retrospectively.

•

Deemed cost as fair value or revalued amount: The Group applies the revalued amount reported under K-GAAP as deemed cost for certain tangible assets (land and building). Accordingly, gains on revaluation of tangible assets calculated under K-GAAP is reclassified as retained earnings and there is no effect to financial statements except for the reclassification.

•

Recovery and reserved liabilities included in cost of tangible assets: Changes in allowances associated with expected recovery or changes for tangible assets are not retroactively estimated from the time of initial acquisition. Change in the amount of allowances is estimated only once at the transition date.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

•

The Group applied K-IFRS No. 1101 which is applied on July 1, 2011. Accordingly, the Group applied K-GAAP on the results of transactions that occurred before the date of transition for the derecognition of financial instruments and unrecognized its assets and liabilities in accordance with K-IFRS.

•	Cumulative translation difference: Cumulative translation differences for all foreign operations existing on the transition date are deemed zero.

43.1.2 Significant GAAP differences between K-GAAP and K-IFRS

GAAP differences	K-GAAP	K-IFRS
Scope of Consolidation

Determined by Article 1-3 (1) and (2) of External Audit of Stock Companies before amendment

•        Largest shareholder with 30 % or more of voting power in subsidiary

•        Where it can exercise right in determining significant financial or operation decisions of other companies and the companies determined to be consolidated by Korean Financial Services Commission

The entity classifies the subsidiaries as general purpose company or special purpose entity according to its influence over financial and operational policies of an entity so as to obtain benefits from its activities and of which a number of factors are to be considered

•      General entities: Parent company model

•      Special purpose entities: Risks rewarding model

Allowances for loan losses

The calculation of allowances for loan losses is based on the estimates made through reasonable and objective method for receivables of uncertain collectability

The higher amount estimated below between two methods:

i) allowances for loan losses based on historical loss data

ii) allowances provided in accordance with directed minimum percentage rate in its respective asset quality category as prescribed by the Regulation on Supervision of Banking Business

If there is objective evidence that an impairment loss on loans at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate

An entity first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant

If an entity determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Such group estimation model is applied by probability of default of asset (assets group) and loss given default by mortgage types with regard to various factors such as type of commodity and borrowers, credit rating, size of portfolio, impairment period, collecting period and others

Unused commitments/guarantees	Reserve more than minimum funding rate of asset quality in accordance with rules reflecting a result of asset quality classification and credit conversion factor	The amount recognized as a provision shall be the best estimate of the expenditure required to settle the present obligation at the reporting date. The risks and uncertainties that inevitably surround many events and circumstances shall be taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, the amount of a provision shall be the present value of the expenditures expected to be required to settle the obligation. Evaluation models using various risk factors such as CCF(Credit Convert Factor), PD(Probability of Default) and LGD(Loss Given Default) are employed

Interest income recognized by effective interest method

Interest income is recognized using effective interest method except for the following which is recognized when cash is received:

i) Interest on loan whose principal or interest is past due at the end of the reporting period, or,

ii) loans with entity at default that have no guarantee from financial institutions and have deposits as collateral which are less than the outstanding amount at the end of the reporting period

Loan origination costs that have future economic benefits and identifiable by transactions are deferred and amortized using effective interest method

Interest income is recognized using effective interest method All direct loan origination fees are deferred and recognized through effective interest method

Impairment recognition of securities

When there is an objective evidence of impairment, impairment loss shall be recognized.

If, in a subsequent period, the amount of the impairment loss in available-for-sale security at fair value is related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss can be reversed

Along with an objective evidence of impairment a significant or prolonged decline in the fair value of an equity security below its cost is also objective evidence of impairment

Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale shall not be reversed through profit or loss

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Change in definition of derivative

A derivative is a financial instrument or other contract having all the following characteristics:

a. Needs underlying variables and units specified in contract (or payment rules)

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would have an effect to have a similar response to changes in market prices; and

c. Able to be settled net in cash

Derivative is a financial instrument or other contract having all three of the following characteristics:

a. Its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract (sometimes called the ‘underlying’);

b. It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

c. It is settled at a future date

Fair Value Adjustments of Financial Instruments

When derivatives are exposed to counterparty credit risk, credit value adjustments is measured in accordance with minimum percentage rate by asset category as prescribed in the Regulation on Supervision of Banking Business

Adjustment of bid or asking price: apply mid-market price

When derivatives are exposed to credit risk, credit risk of itself or of counterparty is evaluated according to risk position

Apply bid or asking price by risk position in valuation of financial instrument

Customer Loyalty Programs	Provisions on credit card points provided to customers are recognized based on the estimated future costs when sale occurs	Revenue recognition for the amount of fair value of credit card points at the point of sale is deferred and recognized as revenue or expensed when it is redeemed by customers or expired

Employee Benefits

Retirement benefits: Benefits are measured based on assumption that all eligible employees and directors, with at least one year of service, were to terminate their employment at the end of the reporting period

Short-term employee benefit: Compensation for unused annual leave is recognized as expense during the period when payment is made

Post-employment benefit obligation: It is measured by an actuarial valuation method using projected unit credit method

Short-term employee benefit : It is recognized as expense during the period when services are provided and benefits are earned

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

Asset Retirement Obligation	No provision is recognized for restoration cost of leased property	The expected restoration cost for structures in leased office used for business purpose is recognized as liability. After that, the amount is included in acquisition cost, which shall be depreciated and re-evaluated annually

Hybrid capital instrument	Hybrid capital instrument is classified as liability by its legal form	Hybrid capital instrument is classified as equity or liability by the substance of contracts. Therefore, if it has unconditional right to avoid delivering financial asset such as cash to settle the contractual obligation, it is classified as equity instrument and presented as a part of equity

Financial assets and liabilities from brokerage transaction	A financial asset and a financial liability from standardized brokerage transaction, can be offset and presented as the net amount in the statement of financial position	A financial asset and a financial liability shall be offset and presented as the net amount in the statement of financial position when, and only when, an entity currently has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously

Goodwill	Goodwill is amortized over the reasonable period from the beginning of the first annual period in which it arose using straight-line method	Goodwill acquired in a business combination shall not be amortized. An entity shall test goodwill for impairment annually

Gains on a bargain purchase	Gains on a bargain purchase is reversed over the reasonable period from the beginning of the first annual period in which it was earned using straight-line method	Gains on a bargain purchase is recognized in the period it occurs through profit or loss

Deferred income tax

Recognition of deferred income tax asset: deferred income tax asset shall be recognized if it is probable that the tax benefit is utilized

Determine whether deferred income tax asset or deferred income tax liability shall be recognized by temporary difference between the carrying amount of an investment asset in the statement of financial position of subsidiary and its tax base

Recognition of deferred income tax asset: deferred income tax asset shall be recognized if it is probable that the tax benefit is utilized

Recognize deferred income tax asset or deferred income tax liability in a way that temporary differences are realized

Foreign currency translation

•      Foreign currency transaction:

Assets or liabilities denominated in foreign currency for each statement of financial position presented shall be translated at the closing rate at the end of the reporting period, gains or losses arising from this recorded as loss on foreign currency exchange or gains on foreign currency exchange in profit or loss

•      Foreign currency transaction:

At each reporting date:

a. Foreign currency monetary items shall be translated using the closing rate

b. Non-monetary items that are measured in terms of historical cost in a foreign currency shall be translated using the exchange rate at the date of the transaction

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

•      Foreign branches:

Translation of financial statements in a foreign currency to Korean won for a branch of a reporting entity shall be translated at the closing rate at the end of the reporting period

c. Non-monetary items that are measured at fair value in a foreign currency shall be translated using the exchange rates at the date when the fair value was determined

•      Foreign branches:

If the presentation currency differs from the entity’s functional currency, it shall be translated into a different presentation currency using the following procedures:

a. Assets and liabilities for each statement of financial position presented shall be translated at the closing rate at the end of the reporting period

b. Equity : historical rate

c. Income and expenses for each income statement shall be translated at average exchange rates

d. All resulting exchange differences shall be recognized as other comprehensive income and on disposal of the foreign operation, the amount of the exchange differences shall be recognized in profit or loss as a reclassification adjustment when the gains or losses on disposal is recognized

Derecognition of a financial asset	No applicable priority of requirements to derecognize a financial asset but an entity uses controls, risks and rewards altogether	When an entity retains substantially all the risks, rewards and controls of ownership of transferred assets, financial assets shall not be derecognized

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

43.2	Changes in consolidation entities

According to K-IFRS, KB Financial Group Inc. is responsible in preparing the consolidated financial statements. As of December 31, 2010, the inclusions and exclusions from the list of subsidiaries to be consolidated are as follows:

Changes	Details	Company Name
Included	Entities with total assets less than (Won)10 billion at the previous year end are excluded from the scope of consolidation according to the Act on External Audit of Stock companies, while they are included under K-IFRS	KB Investment & Securities Hong Kong Ltd.

Included	Special Purpose Entities were excluded from subsidiaries for consolidation under Practice Opinion of Financial Supervisory Service, while they were included under K-IFRS

KB 9th Securitization Specialty Co., Ltd.

KB 10th Securitization Specialty Co., Ltd.

KB 11th Securitization Specialty Co., Ltd.

KB 12th Securitization Specialty Co., Ltd.

KB 13th Securitization Specialty Co., Ltd.

KB 14th Securitization Specialty Co., Ltd.

KB Mortgage Loan 1st Securitization Specialty Co., Ltd.

KB Mortgage Loan No. 1 Limited

KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd.

KB Covered Bond 1st Trust

KB Covered Bond 1st Securitization Specialty Co., Ltd.

KB Covered Bond First International Limited

DKH Co., Ltd.

NEWSTAR 1st Co., Ltd.

KB06-1 Venture Investment Partnership

KB08-1 Venture Investment Partnership

Kookmin investment Partnership No. 16.

NPS 05-6 KB Venture Fund

NPS 07-5 KB Venture Fund

09-5KB Venture Fund

NPS 06-5 KB Corporate Restructuring Fund

KoFC-KB Pioneer Champ No. 2010-8 Investment Partnership

Included	Beneficiary certificates issued by private equity funds, not involved in fund management, are accounted for as equity instruments under the Practice Opinion of Financial Supervisory Service, while they are included in the scope of consolidation under K-IFRS

ING Lion 1st Private Security Equity Trust

PCA Income Private Securities A-5

KDB Private Securities Investment Trust No.6(Bond)

Allianz Star 15th Private Security Equity Trust

TongYang HighPlus Securities Investment Trust N-15(Bond)

Prudential Private Placement Securities Bond Fund 16(Bond)

HI Private Securities Investment Trust 3-16(Bond)

Kyoboaxa Private Tomorrow Securities Investment Trust 4(Bond)

KTB Safe Private Fund 49(Bond)

Korea Investment Private Basic35

Hana UBS Private Securities36

HYUNDAI Trust Private bond Fund 3 (Bond)

Truston Index Alpha Securities Investment Trust 1

Excluded	According to the Act on External Audit of Stock companies, in case the parent company and its subsidiaries own more than 30% of an investee’s stocks with voting rights, they are considered to be the largest shareholder and the investee is included in the scope of consolidation, while excluded in the scope of consolidation under K-IFRS	KoFC KBIC Frontier Champ 2010-5 PEF

Excluded	It was included under the original by-laws relating to Banking Supervision, while it was excluded under K-IFRS	Principal guaranteed trust

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

43.3	The impact on the financial information of the Group as a result of adoption of K-IFRS

The impact to the Group’s assets, liabilities, equity, profit and comprehensive income as a result of adopting K-IFRS are as follows:

The details of adjustments to the assets, liabilities, and equity as of January 1, 2010 (transition date), are as follows:

(In millions of Korean won)	Assets		Liabilities		Equity

K-GAAP	(Won)	262,168,450	(Won)	244,057,124	(Won)	18,111,326

Adjustments :
Changes in subsidiaries		(2,365,486)		(2,290,995)		(74,491)
Allowances for loan losses		569,598		—		569,598
Unused commitments/provisions on guarantees		—		(304,647)		304,647
Recognition of interest income using effective interest method		43,124		(24,810)		67,934
Recognition of impairment on securities investment		(15,641)		—		(15,641)
Changes in scope of derivatives		(2,061)		8,837		(10,898)
Adjustment on fair values of financial investments		—		(7,938)		7,938
Credit card points (Customer loyalty programs)		—		22,305		(22,305)
Employee benefits		—		81,812		(81,812)
Asset retirement obligation liabilities		2,295		43,070		(40,775)
Classification of equity/liability		—		(821,297)		821,297
Financial assets and liabilities from brokerage transactions		103,665		103,665		—
Others		(354,870)		(298,332)		(56,538)
Deferred income tax effect due to adjustments		(5,110)		144,482		(149,592)

Total adjustments		(2,024,486)		(3,343,848)		1,319,362

K-IFRS	(Won)	260,143,964	(Won)	240,713,276	(Won)	19,430,688

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The details of adjustments to the assets, liabilities, equity, profit and comprehensive income as of and for the three month and nine-month period ended September 30, 2010, are as follows:

(In millions of Korean won)
	Assets		Liabilities		Equity

K-GAAP	(Won)	269,374,613	(Won)	250,690,022	(Won)	18,684,591

Adjustments :
Changes in subsidiaries		(2,657,734)		(2,610,485)		(47,249)
Allowances for loan losses		757,036		—		757,036
Unused commitments/provisions on guarantees		—		(215,973)		215,973
Recognition of interest income using effective interest method		69,208		(8,131)		77,339
Recognition of impairment on securities investment		(15,605)		—		(15,605)
Changes in scope of derivatives		810		5,171		(4,361)
Adjustment on fair values of financial investments		—		(25,137)		25,137
Credit card points (Customer loyalty programs)		—		20,699		(20,699)
Employee benefits		(3,609)		170,522		(174,131)
Asset retirement obligation liabilities		1,962		44,508		(42,546)
Classification of equity/liability		—		(706,570)		706,570
Goodwill		77,052		—		77,052
Equity method investment securities		(758)		276		(1,034)
Other		194,477		219,465		(24,988)
Deferred income tax effect due to adjustments		(96,613)		76,088		(172,701)

Total adjustments		(1,673,774)		(3,029,567)		1,355,793

K-IFRS	(Won)	267,700,839	(Won)	247,660,455	(Won)	20,040,384

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

(In millions of Korean won)
	Profit				Comprehensive income
	Three months		Nine months		Three months		Nine months

K-GAAP	(Won)	87,857	(Won)	321,400	(Won)	374,331	(Won)	532,415

Adjustments :
Changes in subsidiaries		(6,010)		39,575		(11,700)		29,524
Allowances for loan losses		1,519		187,169		1,588		187,215
Unused commitments/provisions on guarantees		10,823		(88,672)		10,821		(88,673)
Recognition of interest income using effective interest method		3,391		9,403		3,392		9,404
Recognition of impairment on securities investment		29,386		383		396		36
Changes in scope of derivatives		9,428		6,546		9,428		6,537
Adjustment on fair values of financial investments		(8,336)		17,199		(8,336)		17,199
Credit card points (Customer loyalty programs)		1,616		1,605		1,616		1,605
Employee benefits		(65,533)		(92,320)		(65,533)		(92,320)
Asset retirement obligation liabilities		(693)		(1,771)		(693)		(1,771)
Classification of equity/liability		13,311		54,574		13,311		54,574
Goodwill		25,737		77,052		25,737		77,052
Equity method investment securities		(27,025)		967		(63,956)		(3,643)
Other		42,085		51,585		21,436		31,071
Deferred income tax effect due to adjustments		(7,309)		(39,349)		9,208		(23,185)

Total adjustments		22,390		223,946		(53,285)		204,625

K-IFRS	(Won)	110,247	(Won)	545,346	(Won)	321,046	(Won)	737,040

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

The details of adjustments to the assets, liabilities, equity, profit and comprehensive income as of and for the year ended December 31, 2010, are as follows:

(In millions of Korean won)
	Assets		Liabilities		Equity

K-GAAP	(Won)	262,007,968	(Won)	243,567,615	(Won)	18,440,353

Adjustments :
Changes in subsidiaries		(4,255,827)		(4,198,470)		(57,357)
Allowances for loan losses		663,522		—		663,522
Unused commitments/provisions on guarantees		—		(113,612)		113,612
Recognition of interest income using effective interest method		50,093		(6,061)		56,154
Recognition of impairment on securities investment		(5,931)		—		(5,931)
Changes in scope of derivatives		462		(1,545)		2,007
Adjustment on fair values of financial investments		—		(7,628)		7,628
Credit card points (Customer loyalty programs)		—		21,357		(21,357)
Employee benefits		—		71,006		(71,006)
Asset retirement obligation liabilities		3,148		49,460		(46,312)
Classification of equity/liability		—		(684,769)		684,769
Goodwill		89,673		—		89,673
Equity method investment securities		11,314		137		11,177
Financial assets and liabilities from brokerage transactions		97,817		97,817		—
Other		120,710		171,614		(50,904)
Deferred income tax effect due to adjustments		(12,327)		137,771		(150,098)

Total adjustments		(3,237,346)		(4,462,923)		1,225,577

K-IFRS	(Won)	258,770,622	(Won)	239,104,692	(Won)	19,665,930

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

(In millions of Korean won)
	Profit		Comprehensive income

K-GAAP	(Won)	100,183	(Won)	212,245

Adjustments :
Changes in subsidiaries		47,074		47,074
Allowances for loan losses		93,683		93,683
Unused commitments/provisions on guarantees		(191,034)		(191,034)
Recognition of interest income using effective interest method		(11,780)		(11,780)
Recognition of impairment on securities investment		(3,426)		(3,426)
Changes in scope of derivatives		12,913		12,913
Adjustment on fair values of financial investments		(311)		(311)
Credit card points (Customer loyalty programs)		948		948
Employee benefits		10,805		10,805
Asset retirement obligation liabilities		(5,537)		(5,537)
Classification of equity/liability		61,835		61,835
Goodwill		89,673		89,673
Equity method investment securities		12,251		7,533
Other		13,496		5,481
Deferred income tax effect due to adjustments		(10,864)		(10,864)

Total adjustments		119,726		106,993

K-IFRS	(Won)	219,909	(Won)	319,238

Adjustment summary

The cash flows have been reclassified in accordance with K-IFRS as follows:

•

The cash flows related to deposits, which are the major income sources for financial companies and which cash flows were classified as financial activities under K-GAAP, were reclassified as operating activities under K-IFRS.

•	The cash flows of restricted due from financial institutions, which were classified as investing activities under K-GAAP, were reclassified as operating activities under K-IFRS.

•

The cash flows of derivatives applied with hedge accounting, which were classified as operating activities under K-GAAP, are reclassified in the same manner as the cash flows of the position being hedged.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

September 30, 2011 and 2010

•

Additionally, the cash flows from acquisition and disposal of equity or debt instruments of other corporations for the purpose other than trading purpose, which were classified as operating activities under K-GAAP, are reclassified as investing activities under K-IFRS.

Except for items mentioned above, there is no other significant difference on the cash flow statements prepared in accordance with K-IFRS and K-GAAP.

Exhibit 99.2

KB Financial Group Inc.

Separate Financial Statements

September 30, 2011 and 2010

KB Financial Group Inc.

Index

September 30, 2011 and 2010

Page(s)

Report on Review of Interim Financial statements	3~4

Interim Separate Financial Statements

Interim Separate Statements of Financial Position	5

Interim Separate Statements of Comprehensive Income	6

Interim Separate Statements of Changes in Shareholders’ Equity	7

Interim Separate Statements of Cash Flows	8

Notes to Interim Separate Financial Statements	9~51

Report on Review of Interim Financial Statements

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim separate financial statements of KB Financial Group Inc. ( the “Company”). These financial statements consist of separate statements of financial position of the Company as of September 30, 2011 and December 31, 2010, and the related separate statements of comprehensive income for the three-month and nine-month periods ended September 30, 2011 and 2010, and separate statements of changes in equity and cash flows for the nine-month periods ended September 30, 2011 and 2010, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 34, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

3

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim separate financial statements do not present fairly, in all material respects, in accordance with the Korean IFRS 34, Interim Financial Reporting.

Emphasis of Matter

Without qualifying our opinion, as mentioned in Note 2, we draw attention to the fact that these separate financial statements are prepared in accordance with K-IFRS and the interpretations which are effective as of September 30, 2011. Therefore, there may be changes in the K-IFRS and related interpretations adopted in the preparation of these separate financial statements when the Company prepares its first full K-IFRS financial statements.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

Seoul, Korea

November 25, 2011

This report is effective as of November 25, 2011, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim separate financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

4

KB Financial Group Inc.

Interim Separate Statements of Financial Position

September 30, 2011, and December 31, 2010

(In millions of Korean won)	Notes	September 30, 2011		December 31, 2010

Assets
Cash and due from financial institutions	4,5,6,23	(Won)	427,233	(Won)	759,998
Loans	4,5,7		160,000		160,000
Investments in subsidiaries	8		17,673,322		17,673,322
Property and equipment	9		885		1,109
Intangible assets	10		1,625		2,133
Current income tax assets	21		—		125,423
Deferred income tax assets	11,21		1,383		898
Other assets	4,5,12		594,728		57,029

Total assets		(Won)	18,859,176	(Won)	18,779,912

Liabilities
Debentures	4,5,13	(Won)	549,868	(Won)	799,353
Current income tax liabilities	21		536,813		—
Other liabilities	4,5,14		36,657		159,438

Total liabilities			1,123,338		958,791

Equity
Capital stock	15		1,931,758		1,931,758
Capital surplus	15		13,513,809		13,513,809
Retained earnings	15		2,290,271		2,375,554

Total equity			17,735,838		17,821,121

Total liabilities and equity		(Won)	18,859,176	(Won)	18,779,912

The accompanying notes are an integral part of these separate financial statements.

5

KB Financial Group Inc.

Interim Separate Statements of Comprehensive Income

Three-month and Nine-month Periods Ended September 30, 2011 and 2010

(In millions of Korean won, except per share amounts)	Notes	2011				2010
		Three months		Nine months		Three months		Nine months

Interest income		(Won)	6,814	(Won)	21,415	(Won)	8,732	(Won)	27,801
Interest expense			(10,241)		(33,131)		(13,468)		(39,957)

Net interest expense	4,17		(3,427)		(11,716)		(4,736)		(12,156)

Fee and commission income			—		—		—		4
Fee and commission expense			(865)		(4,365)		(575)		(4,818)

Net fee and commission expense	18		(865)		(4,365)		(575)		(4,814)

Net gains(losses) on financial assets/liabilities at fair value through profit and loss			—		—		—		—

Provision for credit losses			—		—		—		—

General and administrative expenses	9,10,19,20,25		(8,732)		(28,484)		(8,592)		(19,732)

Net other operating income			—		—		—		95,305

Operating profit(loss)			(13,024)		(44,565)		(13,903)		58,603

Non-operating income(expense)			305		(41)		—		435

Profit(loss) before tax			(12,719)		(44,606)		(13,903)		59,038

Income tax benefit	21		178		486		395		433

Profit(loss) for the period			(12,541)		(44,120)		(13,508)		59,471

Total comprehensive income(loss) for the period		(Won)	(12,541)	(Won)	(44,120)	(Won)	(13,508)	(Won)	59,471

Earnings(loss) per share
Basic and diluted earnings(loss) per share	22	(Won)	(33)	(Won)	(122)	(Won)	(39)	(Won)	173

The accompanying notes are an integral part of these separate financial statements.

6

KB Financial Group Inc.

Interim Separate Statements of Changes in Shareholders’ Equity

Nine-month Periods Ended September 30, 2011 and 2010

(In millions of Korean won)	Capital Stock		Capital Surplus		Accumulated Other Comprehensive Income(loss)		Retained Earnings		Total Equity

Balance at January 1, 2010	(Won)	1,931,758	(Won)	13,513,809	(Won)	—	(Won)	2,412,876	(Won)	17,858,443

Comprehensive income
Profit for the period		—		—		—		59,471		59,471

Total comprehensive income		—		—		—		59,471		59,471

Transactions with shareholders
Dividends		—		—		—		(78,897)		(78,897)

Total transactions with shareholders		—		—		—		(78,897)		(78,897)

Balance at September 30, 2010	(Won)	1,931,758	(Won)	13,513,809	(Won)	—	(Won)	2,393,450	(Won)	17,839,017

Balance at January 1, 2011	(Won)	1,931,758	(Won)	13,513,809	(Won)	—	(Won)	2,375,554	(Won)	17,821,121

Comprehensive loss
Loss for the period		—		—		—		(44,120)		(44,120)

Total comprehensive loss		—		—		—		(44,120)		(44,120)

Transactions with shareholders
Dividends		—		—		—		(41,163)		(41,163)

Total transactions with shareholders		—		—		—		(41,163)		(41,163)

Balance at September 30, 2011	(Won)	1,931,758	(Won)	13,513,809	(Won)	—	(Won)	2,290,271	(Won)	17,735,838

The accompanying notes are an integral part of these separate financial statements.

7

KB Financial Group Inc.

Interim Separate Statements of Cash Flows

Nine-month Periods Ended September 30, 2011 and 2010

(In millions of Korean won)	Note	2011		2010

Cash flows from operating activities
Profit(loss) for the period		(Won)	(44,120)	(Won)	59,471

Adjustment for non-cash items
Depreciation and amortization			1,164		1,305
Share-based payments			2,074		585
Net interest income			(273)		6
Other income			1,762		2,116

			4,727		4,012

Changes in Operating assets and Liabilities
Due from financial institutions			(310,000)		—
Deferred income tax assets			(486)		(433)
Other assets			(411,278)		(58,628)
Current income tax liabilities			536,813		59,474
Other liabilities			(126,568)		3,520

			(311,519)		3,933

Net cash generated from (used in) operating activities			(350,912)		67,416

Cash flows from investing activities
Collection of loans			—		10,000
Acquisition of property and equipment			(196)		(255)
Acquisition of intangible assets			(236)		(88)
Net decrease in guarantee deposits paid			(258)		(7,096)

Net cash provided by (used in) investing activities			(690)		2,561

Cash flows from financing activities
Redemption in debentures			(250,000)		—
Dividends			(41,163)		(78,897)

Net cash used in financing activities			(291,163)		(78,897)

Net decrease in cash and cash equivalents			(642,765)		(8,920)
Cash and cash equivalents at the beginning of the period			759,995		845,363

Cash and cash equivalents at the end of the period	23	(Won)	117,230	(Won)	836,443

The accompanying notes are an integral part of these separate financial statements.

8

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

1. The Company

KB Financial Group Inc. (the “Company”), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfer with the former shareholders of KB Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 9-1 Namdaemunro 2-ga, Jung-gu, Seoul. The Company’s paid in capital as of September 30, 2011, is (Won) 1,931,758 million. On March 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB investment & Securities Co., Ltd. merged with KB Futures Co., Ltd.

The Company is authorized to issue 1,000 million shares. The Company was listed on the Korea Exchange (“KRX”) on October 10, 2008, and was also listed on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) on September 29, 2008.

2. Basis of Preparation

2.1 Application of K-IFRS

The Company has first applied the International Financial Reporting Standards as adopted by Republic of Korea (“K- IFRS”). K-IFRS transition date (“transition date”) and adoption date from previous Korean generally accepted accounting principal (“K-GAAP”) to K-IFRS were January 1, 2010 and January 1, 2011, respectively.

The reconciliation of the Company’s equity as of January 1, 2010, September 30, 2010 and December 31, 2010, and comprehensive income for the nine-month period ended September 30, 2010, and for the year ended December 31, 2010, reported in accordance with previous K-GAAP to those in accordance with K-IFRS is described in Note 26.

The separate financial statements were prepared in accordance with K-IFRS No.1027, Consolidated and Separate Financial Statements.

The interim separate financial statements as of and for the nine-month period ended September 30, 2011, of the Company were prepared in accordance with K-IFRS No.1034. Also, the application of K-IFRS No.1101, First-time Adoption of International Financial Reporting Standards, is required to the interim separate financial statements as of and for the nine-month period ended September 30, 2011, as a part of first-time adoption of K-IFRS for the year ending December 31, 2011. These interim separate financial statements have been prepared in accordance with K-IFRS standards and interpretations issued and effective or issued and early adopted at the reporting date. Therefore, there may be changes in the K-IFRS and related interpretations adopted in the preparation of these separate financial statements when the Company prepares its first full K-IFRS financial statements.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

9

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (the functional currency). The separate financial statements are presented in Korean won, which is the Company’s functional currency.

2.4 Significant Estimate and Judgment

The preparation of the separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on assets/liabilities and income/expenses. The managements’ estimate of outcome may differ from an actual outcome if the managements’ estimate and assumption based on its best judgment at the reporting date are different from an actual environment.

Estimates and assumptions are continually evaluated and the change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

2.4.1 Significant Estimate and assumptions

Uncertainty in estimates and assumptions with significant risk that will result in material adjustment are as follows:

Defined benefit obligation

The present value of defined benefit obligations is measured by the independent actuaries using Projected Unit Credit Method. It is determined by actuarial assumptions and variables such as future increases in salaries, rate of retirement, discount rate and others.

3. Significant accounting policies

The significant accounting policies applied in the preparation of these interim separate financial statements after transition to K- IFRS are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Cash and cash equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

10

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

3.2 Loans

Non-derivative financial assets which meet the following conditions are classified as Loans:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Company does not intend to sell immediately or in the near term.

•	Those that the Company, upon initial recognition, does not designate as available for sale or as at fair value through profit or loss.

Loans are measured at amortized cost using the effective interest method after measuring the fair value at initial recognition.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as provision for credit loss.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowances account, and when a loan becomes uncollectable, it is written-off against the related allowances account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting an allowances account. The amount of the reversal is recognized in profit or loss.

3.3 Investments in Subsidiaries

Investments in subsidiaries are accounted at cost method in accordance with K-IFRS No.1027.

3.4 Property and equipment

Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at its cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a useful life different from that of the entire asset, it is recognized as a separate asset.

Depreciation

Property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. The depreciable amount of an asset is determined after deducting its residual value.

11

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful lives of the assets are as follows:

Items	Depreciation method	Estimated useful lives
Leasehold improvement	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year-end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.5 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at its cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Software	Straight-line	4 years
Others	Straight-line	4 years

The amortization period and the amortization method for intangible assets with a definite useful life are reviewed at least at each financial year-end. The useful life of an intangible asset that is not being amortized is reviewed each period to determine whether events and circumstances continue to support an indefinite useful life assessment for that asset. If there is any change, it is accounted for as a change in an accounting estimate.

3.6 Impairment of non-financial assets

The Company assesses at the end of each reporting period whether there is any indication that a non-financial asset except for deferred income tax assets, assets arising from employee benefits and non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

12

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss.

3.7 Provisions

A provision is recognized when the Company has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision, and where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

3.8 Equity instrument issued by the Company

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.9 Revenue recognition

Revenue shall be recognized when all the following conditions have been satisfied:

a)	the amount of revenue can be measured reliably.

b)	it is probable that the economic benefits associated with the transaction will flow to the company.

c)	specific conditions are satisfied for activities.

3.9.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. Effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Company estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses.

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.9.2 Fee income

Fee income is recognized on an accrual basis in accordance with the substance of transaction.

13

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

3.9.3 Dividend income

Dividend income is recognized when the shareholder’s right to receive payment is established.

3.10 Employee compensation and benefits

Post-employment benefit: Defined benefit plans

All post-employment benefit, other than defined contribution plans, is classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Company introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service cost is recognized immediately.

Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Company has a present legal or constructive obligation to make such payments as a result of past events render by employees and a reliable estimate of the obligation can be made.

Share-based payment

The Company operates share-based payment arrangements granting Stock Grant to directors and employees of the Company and subsidiaries. The Company has a choice of whether to settle in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

14

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

For a share-based payment transaction in which the terms of the arrangement provide the Company with the choice of whether to settle in cash or by issuing equity instruments, the Company determined that it has a present obligation to settle in cash because the Company has a past practice and a stated policy of settling in cash. Therefore, the Company accounts the transaction in accordance with the requirements as cash-settled share-based payment transactions.

The Company measures the services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Company remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

Termination benefits

Termination benefits are employee benefits payable as a result of either the Company’s decision to terminate an employee’s employment before the normal retirement date or an employee’s decision to accept voluntary redundancy in exchange for those benefits. The Company recognizes termination benefits as a liability and an expense when, and only when, the Company is demonstrably committed to either terminate the employment of an employee or group of employees before the normal retirement date or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. The Company is demonstrably committed to a termination when, and only when, the Company has a detailed formal plan for the termination and is without realistic possibility of withdrawal. Where the termination benefits fall due more than 12 months after the reporting period, they are discounted using the appropriate discount rate.

3.11 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or an expense and included in profit or loss for the period, except to the extent that the tax arises from a transaction or event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and a business combination.

Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. The difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period and if there is revenue that is exempt from taxation, expenses that are not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Company offsets current income tax assets and current income tax liabilities if, and only if, the Company has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

15

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Company reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company offsets deferred income tax assets and deferred income tax liabilities when the Company has a legally enforceable right to set off current income tax assets against current tax income liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.12 Earnings per share

The Company calculates basic earnings per share amounts and diluted earnings per share amounts for profit or loss attributable to ordinary equity holders of the parent entity and presents them in the statement of comprehensive income. Basic earnings per share is calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity by the weighted average number of ordinary shares outstanding during the period. For the purpose of calculating diluted earnings per share, the Company adjusts profit or loss attributable to ordinary equity holders of the parent entity and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares including convertible bond and share option.

3.13 Operating segments

The Company is composed of a single operating segment. Therefore, disclosures on other segments are omitted in accordance with K-IFRS No.1108, Operating Segments.

16

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

4. Financial risk management

4.1 Summary

4.1.1 Overview of Risk Management Policy

The financial risks that the Company is exposed to are credit risk, market risk and liquidity risk.

The note regarding financial risk management provides information about the risks that the Company is exposed to, the objective, policies and process for managing the risk, and the methods used to measure the risk. Additional quantitative information is disclosed throughout the interim separated financial statements.

The Company’s risk management system focuses on increasing transparency and preemptive response to risk due to rapid changes in financial environment to support the Company’s long-term strategy and business decision efficiently. Credit risk, market risk, liquidity risk have been recognized as a the Group’s key risks and these risks are measured in Economic Capital or VaR (Value at Risk) and managed by using statistical method.

4.1.2 Risk Management Group

Risk Management Committees

Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite, approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which is comprised of the chief risk officer of the Company. The Risk Management Council reviews and makes decisions on matters delegated by the Risk Management Committees and discusses the detailed issues relating to the Company’s risk management.

Risk Management Department

The Risk Management Department is responsible for conducting work process, procedures and detailed policies.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the events of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For the risk management reporting purposes, the individual borrower’s default risk is considered.

4.2.2 Credit Risk Management

The Company measures expected losses on assets that are subject to credit risk management and uses it as management indicator.

17

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

4.2.3 Maximum exposure to credit risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collaterals’ values as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Due from financial institutions	(Won)	427,233	(Won)	759,998
Loans		160,000		160,000
Other financial assets		25,358		24,472

	(Won)	612,591	(Won)	944,470

4.2.4 Credit risk of loans

The Company maintains allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company recognizes impairment loss on loans with carrying amount at amortized cost when there is any objective indication of impairment. Under K-IFRS, impairment loss is based on losses incurred at the end of the reporting period and the Company should not recognize expected losses that are provable due to future events. The Company measures inherent incurred losses on financial assets classified as loans and presents it in the financial statements through the use of an allowance account which is charged against the related financial assets.

Loans are categorized as follows:

(In millions of Korean won)	Sep. 30, 2011			Dec. 31, 2010
Loan before allowances	Corporate loans		Percentage (%)	Corporate loans		Percentage (%)

Neither past due nor impaired	(Won)	160,000	100.00	(Won)	160,000	100.00
Past due but not impaired		—	—		—	—
Impaired loans		—	—		—	—

		160,000	100.00		160,000	100.00
Allowances		—	—		—	—

Carrying amount	(Won)	160,000	100.00	(Won)	160,000	100.00

Credit quality of loans that are neither past due nor impaired:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Outstanding	(Won)	160,000	(Won)	160,000
Good		—		—
Below Normal		—		—

	(Won)	160,000	(Won)	160,000

Credit quality of loans is classified as follows, according to the probability of default.

Range of PD(%) (Probability of Default)
Outstanding	0.0 - 1.0
Good	1.0 - 5.0
Below Normal	5.0 +

18

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

4.2.5 Credit risk concentration analysis

The Company’s credit exposure based on the country of domicile of its counterparties, as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	Sep. 30, 2011
	Loans		Ratio(%)	Allowances		Carrying amount
Korea	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

(In millions of Korean won)
	Dec. 31, 2010
	Loans		Ratio(%)	Allowances		Carrying amount
Korea	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

The details of the Company’s credit exposure of corporate loans by industry as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
	Sep. 30, 2011
	Loans		Ratio(%)	Allowances		Carrying amount
Financial institutions	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

(In millions of Korean won)
	Dec. 31, 2010
	Loans		Ratio(%)	Allowances		Carrying amount
Financial institutions	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

	(Won)	160,000	100.00	(Won)	—	(Won)	160,000

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities: On demand, up to one month, between over one month to three months, between over three months to one year, between over one year to five years and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differs from the amount in the financial statement which are based on present value of expected cash flow. The amount of interest to be received on assets or paid on liabilities at the floating interest rate, is measured on the assumption that the current interest rate would be the same upon maturity.

19

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

4.3.2. Liquidity risk management

The liquidity risk is managed by risk management principle and related guideline which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

4.3.3. Analysis on remaining contractual maturity of financial assets and liabilities

Financial assets and liabilities subject to liquidity risk disclosure requirements as of September 30, 2011, and December 31, 2010, are as follows:

(In millions of Korean won)
	Sep. 30, 2011
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Due from financial institutions[1]	(Won)	17,264	(Won)	203,630	(Won)	211,845	(Won)	—	(Won)	—	(Won)	—	(Won)	432,739
Loans		—		882		1,763		17,789		164,580		—		185,014
Other financial assets		—		1,551		—		20,438		—		—		21,989

	(Won)	17,264	(Won)	206,063	(Won)	213,608	(Won)	38,227	(Won)	164,580	(Won)	—	(Won)	639,742

Financial liabilities
Debentures	(Won)	—	(Won)	—	(Won)	510,012	(Won)	50,663	(Won)	—	(Won)	—	(Won)	560,675
Other financial liabilities		—		1,748		544		3		—		—		2,295

	(Won)	—	(Won)	1,748	(Won)	510,556	(Won)	50,666	(Won)	—	(Won)	—	(Won)	562,970

(In millions of Korean won)
	Dec. 31, 2010
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Due from financial institutions[1]	(Won)	160,283	(Won)	604,357	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	764,640
Loans		—		778		1,555		65,483		115,750		—		183,566
Others financial assets		—		—		—		21,229		—		—		21,229

	(Won)	160,283	(Won)	605,135	(Won)	1,555	(Won)	86,712	(Won)	115,750	(Won)	—	(Won)	969,435

Financial liabilities
Debentures	(Won)	—	(Won)	—	(Won)	263,125	(Won)	530,038	(Won)	50,662	(Won)	—	(Won)	843,825
Other financial liabilities		—		801		—		—		—		—		801

	(Won)	—	(Won)	801	(Won)	263,125	(Won)	530,038	(Won)	50,662	(Won)	—	(Won)	844,626

[1]	The amount of (Won) 3 million related to the restricted due from the financial institutions as of September 30, 2011 and December 31, 2010, is excluded.

20

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

4.4 Market risk

4.4.1 Definition of market risk

Market risk is the risk of possible losses which arise from the changes of market factors, such as interest rate, stock index, foreign exchange rate, commodity value and other market factors related to the fair value or future cash flows of the financial instruments. Most critical risk associated with trading portfolio is interest rate risk.

4.4.2 Interest rate risk

Definition of interest rate risk

Interest rate risk is the risk that the fair value or future cash flows arising from interest income and interest cost will fluctuate because of changes in interest.

Observation method on interest rate risk

The main objective of interest rate risk management is to protect our asset value against interest rate fluctuations. The Company manages the risk through interest rate gap analysis that analyses interest rate maturities between interest bearing assets and interest bearing liabilities and interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on maturity of interest rate repricing maturities of interest-bearing assets and interest-bearing liabilities by measuring expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities at each maturity. The Company conducts interest gap analysis on assets denominated in Korean won and foreign currency on a monthly basis. However, if there is no maturity of assets and liabilities, then certain maturities should be assumed or used according to interest risk management guideline.

The results of interest rate gap analysis as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total

Interest-bearing assets
Due from financial institutions	(Won)	427,230	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	427,230
Loans		160,000		—		—		—		—		160,000

	(Won)	587,230	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	587,230

Interest-bearing liabilities
Debentures	(Won)	500,000	(Won)	50,000	(Won)	—	(Won)	—	(Won)	—	(Won)	550,000

	(Won)	500,000	(Won)	50,000	(Won)	—	(Won)	—	(Won)	—	(Won)	550,000

Gap	(Won)	87,230	(Won)	(50,000)	(Won)	—	(Won)	—	(Won)	—	(Won)	37,230

Accumulated gap	(Won)	87,230	(Won)	37,230	(Won)	37,230	(Won)	37,230	(Won)	37,230
Percentage (%)		14.85		6.34		6.34		6.34		6.34

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KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

(In millions of Korean won)	Dec. 31, 2010
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total

Interest-bearing assets
Due from financial institutions	(Won)	759,995	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	759,995
Loans		160,000		—		—		—		—		160,000

	(Won)	919,995	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	919,995

Interest-bearing liabilities
Debentures		250,000		—		500,000		50,000		—		800,000

	(Won)	250,000	(Won)	—	(Won)	500,000	(Won)	50,000	(Won)	—	(Won)	800,000

Gap	(Won)	669,995	(Won)	—	(Won)	(500,000)	(Won)	(50,000)	(Won)	—	(Won)	119,995

Accumulated gap	(Won)	669,995	(Won)	669,995	(Won)	169,995	(Won)	119,995	(Won)	119,995
Percentage (%)		72.83		72.83		18.48		13.04		13.04

ii. Interest Rate VaR

Interest rate VaR is a possible maximum loss due to interest rate risk under normal distribution and the measurement result of risk as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010
Interest rate VaR	(Won)	948	(Won)	15,500

4.5. Capital Adequacy

The Company is a financial holding company under the Financial Holding Companies Act. It must maintain the consolidated BIS ratio above 8% based on Basel I in accordance with Supervisory Regulations and Detailed Supervisory Regulations on Financial Holding Companies. The Company’s consolidated BIS ratio is above 8 % as of September 30, 2011.

The details of the Company’s consolidated BIS ratio as of September 30, 2011 and December 31, 2010.

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010[1]

Equity Capital:	(Won)	26,263,986	(Won)	23,948,343
Tier I Capital		20,587,162		17,714,236
Tier II Capital		5,676,824		6,234,107
Risk-weighted assets:		192,104,995		183,077,983
Creidt risk		186,735,083		178,727,946
Market risk		5,369,912		4,350,037
Capital adequacy ratio(%):		13.67		13.08
Tier I Capital(%)		10.72		9.68
Tier II Capital(%)		2.95		3.40

[1]	Based on previous K-GAAP.

22

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

5. Financial Assets and Financial Liabilities

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts and fair value of financial assets and liabilities as of September 30, 2011, and December 31, 2010, are as follows:

	Sep. 30, 2011
(In millions of Korean won)	Carrying amount		Fair value
Financial assets
Loans
Due from financial institutions	(Won)	427,233	(Won)	427,233
Loans		160,000		160,000
Other financial assets		25,358		25,358

	(Won)	612,591	(Won)	612,591

Financial liabilities
Financial liabilities at amortized cost
Debentures	(Won)	549,868	(Won)	469,887
Other financial liabilities		4,358		4,358

	(Won)	554,226	(Won)	474,245

	Dec. 31, 2010
(In millions of Korean won)	Carrying amount		Fair value
Financial assets
Loans
Due from financial institutions	(Won)	759,998	(Won)	759,998
Loans		160,000		160,000
Other financial assets		24,472		24,472

	(Won)	944,470	(Won)	944,470

Financial liabilities
Financial liabilities at amortized cost
Debentures	(Won)	799,353	(Won)	696,303
Other financial liabilities		3,398		3,398

	(Won)	802,751	(Won)	699,701

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with their carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

23

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

Methods of determining fair value for financial instruments are as follows:

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting using appropriate discount rate the expected cash flows by contractual cash flows with prepayment rate taken into account. For those loans with the residual maturities of less than three months as of the closing date and the ones with reset period of less than three months, carrying amount is regarded as fair value.

Debentures	Fair value is determined by using the valuation of independent third-party pricing services in accordance with the market prices that are quoted in active markets

6. Due from financial institutions

The details of due from financial institutions excluding restricted due from financial institutions as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)		Bank	Interest rate(%)	Sep. 30, 2011		Dec. 31, 2010
Due from financial institutions in won	Due from banking institution	Kookmin Bank	0.00 ~ 3.72	(Won)	427,233	(Won)	759,998

The maturities of due from financial institutions as of September 30, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)	Sep. 30, 2011
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Due from financial institutions in won	(Won)	427,230	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	427,230

	(Won)	427,230	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	427,230

(in millions of Korean won)	Dec. 31, 2010
	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Over 3 years		Total
Due from financial institutions in won	(Won)	759,995	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	759,995

	(Won)	759,995	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	759,995

24

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

Restricted due from financial institutions as of September 30, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)	Bank	Sep. 30, 2011		Dec. 31, 2010		Reason for restriction
Due from financial institutions in won	Kookmin Bank	(Won)	3	(Won)	3	Pledged as collateral for the overdraft facility

		(Won)	3	(Won)	3

7. Loans

Loans as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Loans	(Won)	160,000	(Won)	160,000
Less: Allowances for loan losses		—		—

Carrying amount	(Won)	160,000	(Won)	160,000

8. Subsidiaries

The details of subsidiaries as of September 30, 2011, are as follows:

Name of subsidiary	Number of Issued Shares	Location	Industry

Kookmin Bank[1]	404,379,116	Korea	Banking and domestic, foreign exchange transaction
KB Kookmin Card Co., Ltd [1]	92,000,000	Korea	Credit card and installment finance
KB Investment & Securities Co., Ltd.[2]	21,450,439	Korea	Trading securities and brokerage
KB Life Insurance Co., Ltd.	28,152,000	Korea	Life insurance
KB Asset Management Co., Ltd.	7,667,550	Korea	Investment advisory and collective investment
KB Real Estate Trust Co., Ltd.	16,000,000	Korea	Real estate trust management
KB Investment Co., Ltd.	8,951,797	Korea	Investment in small company
KB Credit Information Co., Ltd.	1,252,400	Korea	Collection of receivables and credit investigation
KB Data System Co., Ltd.	800,000	Korea	Software advisory, development and supply

[1]	KB Kookmin Card Co., Ltd. was spun off from Kookmin Bank on February 28, 2011, and established on March 2, 2011.
[2]	On March 12, 2011, KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd.

25

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

Investments in subsidiaries as of September 30, 2011 and December 31, 2010, are as follows:

Name of subsidiary	Ownership(%) (Sep. 30, 2011)	Carrying amount
		Sep. 30, 2011		Dec. 31, 2010

Kookmin Bank [1]	100.00	(Won)	14,821,721	(Won)	16,774,896
KB Kookmin Card Co., Ltd [1]	100.00		1,953,175		—
KB Investment & Securities Co., Ltd [2]	100.00		407,212		369,849
KB Life Insurance Co., Ltd.	51.00		138,484		138,484
KB Asset Management Co., Ltd.	100.00		96,312		96,312
KB Real Estate Trust Co., Ltd.	100.00		121,553		121,553
KB Investment Co., Ltd.	100.00		104,910		104,910
KB Futures Co., Ltd.	—		—		37,363
KB Credit Information Co., Ltd.	100.00		23,621		23,621
KB Data System Co., Ltd.	100.00		6,334		6,334

		(Won)	17,673,322	(Won)	17,673,322

[1]	Allocated based on net asset value as of date of spin-off.
[2]	Includes the carrying amount of KB Futures Co., Ltd. as of date of merger.

9. Property and Equipment

The details of property and equipment as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Leasehold improvements	(Won)	319	(Won)	(172)	(Won)	—	(Won)	147
Equipment and vehicles		3,988		(3,250)		—		738

	(Won)	4,307	(Won)	(3,422)	(Won)	—	(Won)	885

(In millions of Korean won)	Dec. 31, 2010
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Leasehold improvements	(Won)	231	(Won)	(111)	(Won)	—	(Won)	120
Equipment and vehicles		3,880		(2,891)		—		989

	(Won)	4,111	(Won)	(3,002)	(Won)	—	(Won)	1,109

26

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

The changes in property and equipment for the nine-month periods ended September 30, 2011 and 2010, are as follows:

	Sep. 30, 2011
((In millions of Korean won)
	Beginning		Acquisition		Depreciation		Ending

Leasehold improvements	(Won)	120	(Won)	88	(Won)	(61)	(Won)	147
Equipment and vehicles		989		108		(359)		738

Total	(Won)	1,109	(Won)	196	(Won)	(420)	(Won)	885

	Sep. 30, 2010
((In millions of Korean won)
	Beginning		Acquisition		Depreciation		Ending

Leasehold improvements	(Won)	53	(Won)	132	(Won)	(41)	(Won)	144
Equipment and vehicles		1,665		123		(632)		1,156

Total	(Won)	1,718	(Won)	255	(Won)	(673)	(Won)	1,300

Property and equipment insured as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)
		Insurance Coverage
Type of insurance	Assets insured	Sep. 30, 2011		Dec. 31, 2010		Insurance company
General property insurance	Leasehold improvements	(Won)	319	(Won)	231
	Equipment and vehicles		3,988		3,880	Samsung Fire & Marine Insurance Co., Ltd.

		(Won)	4,307	(Won)	4,111

10. Intangible Assets

The details of intangible assets as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	Acquisition cost		Accumulated amortization		Carrying amount

Software	(Won)	1,731	(Won)	(1,162)	(Won)	569
Other intangible assets		2,329		(1,273)		1,056

	(Won)	4,060	(Won)	(2,435)	(Won)	1,625

27

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

(In millions of Korean won)	Dec. 31, 2010
	Acquisition cost		Accumulated amortization		Carrying amount

Software	(Won)	1,647	(Won)	(842)	(Won)	805
Other intangible assets		2,177		(849)		1,328

	(Won)	3,824	(Won)	(1,691)	(Won)	2,133

The changes in intangible assets for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	Beginning		Acquisition		Amortization		Ending
Software	(Won)	805	(Won)	84	(Won)	(320)	(Won)	569
Other intangible assets		1,328		152		(424)		1,056

	(Won)	2,133	(Won)	236	(Won)	(744)	(Won)	1,625

(In millions of Korean won)	Sep. 30, 2010
	Beginning		Acquisition		Amortization		Ending
Software	(Won)	1,125	(Won)	51	(Won)	(297)	(Won)	879
Other intangible assets		1,384		37		(335)		1,086

	(Won)	2,509	(Won)	88	(Won)	(632)	(Won)	1,965

11. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	Assets		Liabilities		Net amount

Share-based payments	(Won)	1,269	(Won)	—	(Won)	1,269
Defined benefit obligation		706		—		706
Plan assets		—		(862)		(862)
Investments in subsidiaries		—		(448)		(448)
Short-term employee benefits		288		—		288
Others		430		—		430

		2,693		(1,310)		1,383
Off-setting of deferred tax assets and liabilities		(1,310)		1,310		—

	(Won)	1,383	(Won)	—	(Won)	1,383

28

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

(In millions of Korean won)	Dec. 31, 2010
	Assets		Liabilities		Net amount

Share-based payments	(Won)	913	(Won)	—	(Won)	913
Defined benefit obligation		782		—		782
Plan assets		—		(931)		(931)
Investments in subsidiaries		—		(448)		(448)
Short-term employee benefits		224		—		224
Others		358		—		358

		2,277		(1,379)		898
Off-setting of deferred tax assets and liabilities		(1,379)		1,379		—

	(Won)	898	(Won)	—	(Won)	898

As of September 30, 2011, no deferred income tax assets have been recognized for the deductible temporary difference of (Won) 2,896,164 million associated with investments in subsidiaries, and tax loss carryforwards of (Won) 77,275 million, due to the uncertainty that these will be realized in the future.

The changes in cumulative temporary differences for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	(Won)	4,149	(Won)	455	(Won)	2,074	(Won)	5,768
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		3,552		1,488		1,145		3,209
Short-term employee benefits		927		927		1,310		1,310
Tax loss carryforwards		77,275		—		—		77,275
Others		1,481		1,481		1,955		1,955

		2,983,548		4,351		6,484		2,985,681
Unrecognized deferred income tax assets:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		77,275						77,275

	(Won)	10,109					(Won)	12,242

Tax rate (%)[1]		24.2 , 22.0						24.2 , 22.0

Deferred income tax assets from deductible temporary differences	(Won)	2,277					(Won)	2,693

Taxable temporary differences

Investments in subsidiaries	(Won)	(2,395,805)	(Won)	—	(Won)	—	(Won)	(2,395,805)
Plan assets		(4,232)		(1,488)		(1,173)		(3,917)

	(Won)	(2,400,037)	(Won)	(1,488)	(Won)	(1,173)	(Won)	(2,399,722)

Tax rate (%)[1]		24.2 , 22.0						24.2 , 22.0

Deferred income tax liabilities from taxable temporary differences	(Won)	(1,379)					(Won)	(1,310)

29

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

[1]

The 24.2% has been applied for the assets or liabilities expected to be realized or settled in the year ending December 31, 2011. And 22.0% has been applied for the assets or liabilities expected to be realized or settled in the periods after December 31, 2011.

(In millions of Korean won)	Sep. 30, 2010
	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Share-based payments	(Won)	1,324	(Won)	184	(Won)	585	(Won)	1,725
Investments in subsidiaries		2,896,164		—		—		2,896,164
Defined benefit obligation		2,933		463		1,618		4,088
Short-term employee benefits		647		142		—		505
Tax loss carryforwards		77,275		—		—		77,275
Others		1,353		1,353		937		937

		2,979,696		2,142		3,140		2,980,694
Unrecognized deferred income tax asset:
Investments in subsidiaries		2,896,164						2,896,164
Tax loss carryforwards		77,275						77,275
Others		54						—

	(Won)	6,203					(Won)	7,255

Tax rate (%)[1]		24.2 , 22.0						24.2 , 22.0

Deferred income tax assets from deductible temporary differences	(Won)	1,379					(Won)	1,628

Taxable temporary differences

Investments in subsidiaries	(Won)	(2,395,805)	(Won)	—	(Won)	—	(Won)	(2,395,805)
Plan assets		(3,296)		(762)		(861)		(3,395)
Allowances		(850)		(850)		—		—

	(Won)	(2,399,951)	(Won)	(1,612)	(Won)	(861)	(Won)	(2,399,200)

Tax rate (%)[1]		24.2 , 22.0						24.2 , 22.0

Deferred income tax liabilities from taxable temporary differences	(Won)	(1,379)					(Won)	(1,195)

[1]

The 24.2% has been applied for the assets or liabilities expected to be realized or settled in the year ending December 31, 2011. And 22.0% has been applied for the assets or liabilities expected to be realized or settled in the periods after December 31, 2011.

30

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

12. Other Assets

The details of other assets as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Other financial assets
Other receivables	(Won)	1,551	(Won)	—
Accrued income		4,188		3,963
Guarantee deposits		19,619		20,509

		25,358		24,472
Other assets
Other receivables		557,898		22,568
Prepaid expenses		1,446		1,066
Guarantee deposits		10,022		8,923
Advance payments		4		—

		569,370		32,557

	(Won)	594,728	(Won)	57,029

13. Debentures

Debentures at amortized cost as of September 30, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)	Issued date	Expiration date	Annual interest rates (%)	Sep. 30, 2011		Dec. 31, 2010

Unguaranteed debentures No. 1	2008.12.12	2011.12.12	7.48	(Won)	500,000	(Won)	500,000
Unguaranteed debentures No. 2-1	2009.03.20	2011.03.20	—		—		250,000
Unguaranteed debentures No. 2-2	2009.03.20	2012.03.20	5.30		50,000		50,000

					550,000		800,000
	Bond Discounts				(132)		(647)

				(Won)	549,868	(Won)	799,353

The maturities of debentures as of September 30, 2011 and December 31, 2010, are as follows:

(in millions of Korean won)
Sep. 30, 2011
Due in 3 months or less	Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Total

(Won)500,000	(Won)	50,000	(Won)	—	(Won)	—	(Won)	550,000

31

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

(in millions of Korean won)
Dec. 31, 2010
Due in 3 months or less	Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		Total

(Won)250,000	(Won)	—	(Won)	500,000	(Won)	50,000	(Won)	800,000

The changes in debentures for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(in millions of Korean won)
Sep. 30, 2011
Beginning	Issue		Repayment		Ending

(Won)800,000	(Won)	—	(Won)	(250,000)	(Won)	550,000

(in millions of Korean won)
Sep. 30, 2010
Beginning	Issue		Repayment		Ending

(Won)800,000	(Won)	—	(Won)	—	(Won)	800,000

14. Other Liabilities

14.1 Defined benefit obligation

Defined benefit plan

The Company operates a defined benefit plan which has the following characteristics:

•	The entity has the obligation to pay the agreed benefits to all its current and past employees.

•	The entity is liable for actuarial risk (excess of actual payment against expected amount) and investment risk.

The present value of the defined benefit obligation recognized in the statements of financial position is calculated annually by independent actuaries in accordance with actuarial valuation method.

The present value of the defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). The data used in the PUC such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset are based on observable market data and historical data which are annually updated.

Actuarial assumptions may differ from actual result due to change in the market, economic trend and mortality trend which may impact defined benefit obligation liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period it occurs through profit or loss.

32

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

The changes in the defined benefit obligation for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Sep. 30, 2010
Present value of defined benefit obligation (beginning)	(Won)	5,366	(Won)	4,345
Current service cost		939		577
Interest expenses		206		192
Actuarial gains		—		782
Benefits paid		(762)		(29)

Present value of defined benefit obligation (ending)	(Won)	5,749	(Won)	5,867

The changes in the fair value of plan assets for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Sep. 30, 2010
Fair value of plan assets (beginning)	(Won)	4,232	(Won)	3,296
Expected return on plan assets		137		146
Actuarial losses		(15)		(27)
Contributions by plan employer		548		481
Benefits paid		(985)		(501)

Fair value of plan assets (ending)	(Won)	3,917	(Won)	3,395

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Sep. 30, 2010
Current service cost	(Won)	939	(Won)	577
Interest expenses		206		192
Expected return on plan assets		(137)		(146)
Actuarial gains and losses		15		809

Post-employment benefits	(Won)	1,023	(Won)	1,432

The actual return on plan assets was (Won) 122 million and (Won) 119 million for the nine-month periods ended September 30, 2011 and 2010, respectively.

Fair values of plan assets as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010
Fair value of plan assets	(Won)	3,917	(Won)	4,232

The principal actuarial assumptions used as of September 30, 2011 and 2010, are as follows:

	Sep. 30, 2011	Sep. 30, 2010
Discount rate (%)	5.13	4.82
Expected return on plan assets	3.91	5.39
Future salary increase rate	3.97	4.24

Mortality assumptions are based on the 2009 Korea standard mortality rates table.

33

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

The present value of defined benefits obligation, fair value of plan assets and adjustments to plan assets as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010
Present value of defined benefits obligation	(Won)	5,749	(Won)	5,366
Fair value of plan assets		(3,917)		(4,232)

	(Won)	1,832	(Won)	1,134

Adjustments to defined benefits obligation	(Won)	—	(Won)	642
Adjustments to plan assets		15		57

14.2 Other liabilities

The details of other liabilities, excluding defined benefits obligation, as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Other financial liabilities
Other payables	(Won)	1,687	(Won)	244
Accrued expenses		2,671		3,154

		4,358		3,398

Other liabilities
Other payables		4,858		132,455
Accrued expenses		25,352		22,185
Withholding taxes		257		266

		30,467		154,906

	(Won)	34,825	(Won)	158,304

15. Equity

15.1 Capital Stock

The details of capital stock as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won, except per share amounts)	Sep. 30, 2011		Dec. 31, 2010

Type		Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	(Won)	5,000	(Won)	5,000
Number of issued shares		386,351,693		386,351,693
Capital stock	(Won)	1,931,758	(Won)	1,931,758

34

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

The changes in shares outstanding for the nine-month periods ended September 30, 2011 and 2010, are as follows:

	Sep. 30, 2011
	Beginning[1]	Increase	Decrease	Ending

Number of issued shares	343,028,989	43,322,704	—	386,351,693

	Sep. 30, 2010
	Beginning[1]	Increase	Decrease	Ending[1]

Number of issued shares	343,028,989	—	—	343,028,989

[1]	Excluding 43,322,704 shares owned by Kookmin Bank

15.2 Capital Surplus

The details of capital surplus as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Paid-in capital in excess of par value	(Won)	12,226,597	(Won)	12,226,597
Other		1,287,212		1,287,212

	(Won)	13,513,809	(Won)	13,513,809

15.3 Retained Earnings

Retained earnings as of September 30, 2011 and December 31, 2010, consist of:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Statutory reserves	(Won)	124,014	(Won)	115,182
Discretionary reserves		982,000		982,000
Unappropriated retained earnings		1,184,257		1,278,372

	(Won)	2,290,271	(Won)	2,375,554

As required by Article 53 of the Financial Holding Company Act, the Company, each time it declares dividends, is required to appropriate, as a legal reserve, an amount equal to a minimum of 10% of annual profit, until such reserve equals its issued capital stock. The reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit.

Reserve for Credit Losses

The Company is required to appropriate, as a reserve for credit losses, the difference between the allowances of credit losses in accordance with K-IFRS and that in accordance with the Supervisory Regulations on Financial Holding Companies if the allowance in accordance with K-IFRS is less than that in accordance with the Supervisory Regulations on Financial Holding Companies. The allowance in accordance with the Supervisory Regulations on Financial Holding Companies is determined using each directed minimum percentage rate for loans, guarantees, advance payments and others prescribed by Supervisory Regulations on Financial Holding Companies.

35

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

The reserve for credit losses represents a voluntary reserve of retained earnings and is allowed to reduce to the reserve amount required by Supervisory Regulations on Financial Holding Companies if the reserve for credit losses is over the required reserve. If there is an accumulated deficit, the reserve for credit losses is not appropriated until the undisposed accumulated deficit is disposed of.

The details on reserve for credit losses as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Beginning	(Won)	—	(Won)	—
Amounts to be appropriated		3,618		933

Ending	(Won)	3,618	(Won)	933

The adjustments of reserve for credit losses for the three-month and nine-month periods ended September 30, 2011, are as follows:

	Sep. 30, 2011
(In millions of Korean won, except per share amounts)	Three months		Nine months

Provision of reserve for credit losses	(Won)	(583)	(Won)	(2,685)
Adjusted loss after provision of reverse for credit losses[1]		(13,124)		(46,805)
Adjusted earnings per share after provision of reverse for credit losses	(Won)	(34)	(Won)	(130)

[1]

Adjusted loss after provision of reverse for credit losses is not accordance with K-IFRS and calculated on the assumption that provision of reserve for credit losses before income tax is adjusted to the comprehensive income.

16. Dividends

The amount of dividends paid in 2010 was (Won) 78,897 million ((Won) 230 per share). Dividends per share and the total amount of dividends were (Won) 120 and (Won) 41,163 million, respectively, and were paid in April 2011.

36

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

17. Net Interest Income

Interest income, interest expense and net interest income for the three-month and nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011				Sep. 30, 2010
	Three months		Nine months		Three months		Nine months
Interest income
Due from financial institutions	(Won)	3,884	(Won)	13,067	(Won)	6,260	(Won)	20,104
Loans		2,661		7,560		2,222		7,013
Other		269		788		250		684

		6,814		21,415		8,732		27,801

Interest expenses
Debentures		10,241		33,131		13,468		39,957

Net interest expense	(Won)	(3,427)	(Won)	(11,716)	(Won)	(4,736)	(Won)	(12,156)

18. Net Fee and Commission income

Fee and commission income and fee and commission expense for the three-month and nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011				Sep. 30, 2010
	Three months		Nine months		Three months		Nine months
Fee and commission income
Fees in won	(Won)	—	(Won)	—	(Won)	—	(Won)	4

Fee and commission expense
Fees paid in won		857		4,314		558		4,757
Fees paid in foreign currency		8		51		17		61

		865		4,365		575		4,818

Net fee and commission expense	(Won)	(865)	(Won)	(4,365)	(Won)	(575)	(Won)	(4,814)

19. Employee Benefits

The details of employee compensation and benefits for the three-month and nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011				Sep. 30, 2010
	Three months		Nine months		Three months		Nine months

Salaries and other short-term employee benefits	(Won)	4,701	(Won)	14,382	(Won)	3,971	(Won)	9,376
Termination benefits		—		135		189		189
Post employment benefits - defined benefit plans		342		1,023		999		1,432
Share-based payments(reversal)		62		2,074		609		585

	(Won)	5,105	(Won)	17,614	(Won)	5,768	(Won)	11,582

37

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

Share-Based Payments

Share-based payment plan, where the number of granted shares is determined by the long-term achievement, for executives and employees of the Company and its subsidiaries as of September 30, 2011, is as follows:

(In number of shares)	Grant date	Granted shares[1]	Vesting conditions

Share grants
(KB Financial Group Inc.)
Series 1	2008.09.29	22,557	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2]
Series 2	2009.03.27	3,090	Service fulfillment [3]
Series 3	2010.01.01	32,256	Services fulfillment, Achievements of targets on the basis of market and non-market performance [4,11]
Series 4	2010.07.13	218,944	Services fulfillment, Achievements of targets on the basis of market and non-market performance [5,11]
Series 5	2010.12.23	13,260	Services fulfillment, Achievements of targets on the basis of market and non-market performance [6,11]

		290,107

(Kookmin Bank)
Series 13	2008.10.18	7,950	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,10,11]
Series 17	2009.10.12	5,300	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 19	2010.01.01	9,980	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]
Series 20-1	2010.01.08	24,746	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]
Series 20-2	2010.01.08	105,714	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]
Series 23	2010.07.29	73,650	Services fulfillment, Achievements of targets on the basis of market and non-market performance [7,11]
Series 24	2010.08.03	57,072	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11,12]
Series 25	2010.08.12	18,472	Services fulfillment, Achievements of targets on the basis of market and non-market performance [7,11]

38

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

(In number of shares)	Grant date	Granted shares[1]	Vesting conditions
Series 27	2010.09.20	8,092	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 28	2010.12.21	68,564	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 29	2010.12.23	10,764	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 30	2010.12.29	58,168	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 31	2011.01.03	16,306	Services fulfillment, Achievements of targets on the basis of market and non-market performance [8,11]
Series 32	2011.03.24	7,986	Services fulfillment, Non-market performance [9,11]
Deferred grant in 2010	-	14,172	Satisfied
Deferred grant in 2011	-	3,589	Satisfied

		490,525

(Other subsidiaries)
Year 2010		33,817	Services fulfillment, Achievements of targets on the basis of market and non-market performance [13]
Year 2011		38,931	Services fulfillment, Achievements of targets on the basis of market and non-market performance [13]

		72,748

		853,380

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]

The vesting condition is fulfillment of the remaining contracted service period. The number of granted shares to be compensated is determined based on the fulfillment of service requirement. The 30%, 30% and 40% of the number of granted shares to be compensated is determined upon the accomplishment of the targeted KPI, the targeted financial results of the Group and the targeted relative TSR, respectively.

[3]	The number of granted shares to be compensated is determined based on fulfillment of service requirement.
[4]

The 30%, 30% and 40% of the number of granted shares to be compensated is determined upon the accomplishment of targeted KPI, targeted financial results of the Group and targeted relative TSR, respectively. However, 50% and 50% of certain granted shares will be compensated based on the accomplishment of targeted KPI and the accomplishment of targeted relative TSR.

39

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

[5]

The 37.5%, 37.5% and 25% of the number of certain granted shares to be compensated is determined based on the accomplishment of targeted relative TSR, targeted relative EPS ratio and qualitative indicators, respectively. The 30%, 40% and 40% of the number of other granted shares to be compensated is determined based on the accomplishment targeted KPI, targeted financial results of the Group and targeted relative TSR, respectively. The 40%, 40% and 20% of the number of the remaining granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, the targeted EPS ratio and non-measurable indicators, respectively.

[6]

The 40%, 30% and 30% of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, the targeted KPI and the targeted financial results of the Group, respectively.

[7]

The 40%, 40% and 20% of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, the relative EPS and qualitative indicators, such as a trend of ROA of the last two years, respectively.

[8]

The 30%, 30% and 40% of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative KPI, the targeted financial results of the Group and the targeted relative TSR, respectively.

[9]	The number of granted shares to be compensated is not linked to performance, but fixed.
[10]	The number of granted shares to be compensated was changed based on a new contract made during the year ended December 31, 2010, after cancellation of the previous contact.
[11]	Certain portion of the granted shares is compensated over a maximum period of three years.
[12]	Fair value of compensation per granted share for certain shares is confirmed.
[13]

The 30%, 30% and 40% of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative KPI, MOU of the Group and the targeted relative TSR, respectively. The 60% and 40% of the number of certain granted shares to be compensated is determined based on MOU of the Group and the targeted relative TSR, respectively.

Share grant is an incentive plan that sets maximum shares when the contract occurs and shares given upon achievement of goals.

The details of the share-based payments linked to short-term performance as of September 30, 2011, are as follows:

			Grant date	Shares Granted [1]	Grant conditions

KB Financial Group	Share grant	Year 2010	2010.01.01	9,218	Fulfillment of vesting condition
	Share grant	Year 2011	2011.01.01	16,868	Proportion to offer service period
Kookmin Bank	Share grant	Year 2010	2010.01.01	74,442	Fulfillment of vesting condition
	Share grant	Year 2011	2011.01.01	114,428	Proportion to offer service period

40

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

[1]	The number of shares, which are exercisable, is determined by the results of performance and certain portion of the granted shares is compensated over three years.

Share grants vested to directors and employees are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value are as follows:

			Fair value		Fair value
(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	(Market performance condition)		(Non-market performance condition)
KB Financial Group Inc.- Long-term achievements
Series 1-2	0.25	3.49	(Won)	11,464	(Won)	40,414
Series 1-4	0.48	3.49		—		40,490
Series 2-3	0.49	3.49		—		40,573
Series 3-1	0.25~2.25	3.49		57,407		40,580~44,631
Series 3-2	0.25~3.25	3.49		10,522		40,533~46,184
Series 3-3	0.25~2.25	3.49		57,407		40,580~44,631
Series 4-1	1.78~5.26	3.51		15,984		46,184~49,807
Series 4-2	1.78~5.26	3.51		16,310		46,184~49,807
Series 4-3	1.25~4.25	3.50		16,261		40,652~47,961
Series 4-4	1.25~4.25	3.50		12,663		40,887~47,961
Series 4-5	1.25~4.25	3.50		13,720		40,622~47,961
Series 5-1	1.25~4.25	3.50		14,029		40,839~47,961

Kookmin Bank- Long-term achievements
Series 13	0.05~3.25	3.49		8,378		39,836~46,184
Series 17	0.03~3.25	3.49		12,228		39,727~46,184
Series 19	0.25	3.49		—		40,278
Series 20-1	0.27~4.25	3.49		10,520		40,543~47,961
Series 20-2	0.27~4.25	3.49		10,510		40,300~47,961
Series 23	1.78~4.79	3.51		18,761		40,357~46,907
Series 24	0.84~4.25	3.49		19,309		40,141~46,184
Series 25	1.78~4.79	3.51		18,706		40,357~46,907
Series 27	0.97~4.25	3.49		16,656		40,199~46,184
Series 28	1.25~4.25	3.50		17,963		40,305~46,184
Series 29	1.25~4.25	3.50		18,702		40,305~46,184
Series 30	1.25~4.25	3.50		18,977		40,305~46,184
Series 31	1.25~4.25	3.50		18,957		40,305~46,184
Series 32	2.48~5.42	3.53		—		39,997~47,944
Deferred grant in 2010	0.25~3.25	3.49		—		40,580~46,184
Deferred grant in 2011	0.25~3.25	3.49		—		40,580~46,184

Other Subsidiaries- Long-term achievements
Year 2010	1.25~1.90	3.50~3.52	(Won)	4,606~16,262	(Won)	40,647~41,115
Year 2011	2.25~2.61	3.53~3.55		13,525~15,458		40,989~41,034

KB Financial Group Inc.- Short-term achievements
Year 2010	0.25~2.25	3.49	(Won)	—	(Won)	40,580~44,631
Year 2011	1.25~3.25	3.49		—		40,580~46,184

Kookmin Bank- Short-term achievements
Year 2010	0.09~2.51	3.49	(Won)	—	(Won)	40,580~44,631
Year 2011	0.73~3.51	3.49		—		40,580~46,184

Meanwhile, the Company determined the fair value by using historical stock price volatility with the same period as the exercisable period for expected volatility and the current stock price of September 30, 2011, for the underlying asset price. Additionally, the average three-year historical dividend rate was used as expected dividend rate. The Company used the historical data of Kookmin Bank for the period before the Company was incorporated.

41

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

Share-based payment arrangement for the employees of subsidiaries was transferred to the Company from the subsidiaries in 2010 and the related compensation cost paid to the employees of subsidiaries is reimbursed from the subsidiaries. The accrued expenses representing share-based payments as of September 30, 2011 and December 31, 2010, are (Won) 22,086 million and (Won) 19,777 million, respectively, and the receivables to be reimbursed from the subsidiaries for the compensation costs are (Won) 16,318 million. The compensation costs amounting to (Won) 2,074 million and (Won) 585 million were recorded as general and administrative expense for the nine-month period ended September 30, 2011 and 2010, respectively.

20. General and administrative expenses

General and administrative expenses for the three-month and nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011				Sep. 30, 2010
	Three months		Nine months		Three months		Nine months
Employee compensation and benefits	(Won)	5,105	(Won)	17,614	(Won)	5,768	(Won)	11,582
Depreciation and amortization		400		1,164		455		1,305
Other general and administrative expenses		3,227		9,706		2,369		6,845

	(Won)	8,732	(Won)	28,484	(Won)	8,592	(Won)	19,732

The details of other general and administrative expenses for the three-month and nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011				Sep. 30, 2010
	Three months		Nine months		Three months		Nine months

Welfare expense	(Won)	619	(Won)	1,941	(Won)	467	(Won)	1,358
Travel		60		204		22		109
Communications		28		183		64		197
Tax and dues		37		286		22		147
Publication		65		179		32		143
Rental expense		560		1,620		542		1,467
Vehicle		98		281		84		216
Service fees		379		1,178		310		880
Advertising		26		438		24		346
Training		175		403		77		167
Others		1,180		2,993		725		1,815

	(Won)	3,227	(Won)	9,706	(Won)	2,369	(Won)	6,845

42

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

21. Tax expense

The details of income tax benefit for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Sep. 30, 2010

Tax payable
Current tax expense	(Won)	—	(Won)	—

		—		—
Change in deferred tax assets(liabilities)
Origination and reversal of temporary differences		(486)		(421)
Deferred tax expense(benefit) arising from previously unused tax losses, or origination and reversal of tax credit		—		(12)

Tax benefit	(Won)	486	(Won)	433

The analysis of profit(loss) before tax and income tax benefit for the nine-month periods ended September 30, 2011 and 2010, follows:

	Sep. 30, 2011			Sep. 30, 2010
(In millions of Korean won)	Ratio (%)	Amounts		Ratio (%)	Amounts

Profit (loss) before tax		(Won)	(44,606)		(Won)	59,038

Tax expense calculated by applied tax rate[1]	24.16		(10,775)	24.17		14,267
Non-taxable income	—		—	(25.54)		(15,080)
Non-deductible expense	(1.12)		498	0.18		108
Consolidated tax effect	(21.83)		9,738	0.44		260
Others	(0.12)		53	0.02		12

Tax benefit	1.09	(Won)	486	(0.73)	(Won)	433

[1]	Effective income tax rate for (Won) 200 million and below is 11%, and over (Won) 200 million is 24.2%, which is composed of corporate tax and residence tax.

The details of current tax liabilities (income tax payable) and current tax assets (income tax refund receivable) before offsetting, as of September 30, 2011 and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Income tax refund receivable prior to off-set	(Won)	—	(Won)	—
Tax payable prior to off-set		—		—
Adjustment on consolidated tax payable		536,813		(125,423)

Current tax payable(refund receivable)	(Won)	536,813	(Won)	(125,423)

43

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

22. Earnings(loss) per share

Calculations of basic earnings(loss) per share on the profit(loss) attributable to ordinary shares are as follows:

Weighted average number of ordinary shares outstanding

	Sep. 30, 2011
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Three-month period
Beginning (A)	386,351,693	92	35,544,355,756
Treasury shares (B)	34,966,962	7	244,768,734

Total outstanding shares (C = A – B)			35,299,587,022

Weighted average number of ordinary shares outstanding (D = C / 92)			383,691,163

Nine-month period
Beginning (A)	386,351,693	273	105,474,012,189
Treasury shares (B)	43,322,704	13	563,195,152
	40,984,474	28	1,147,565,272
	37,463,510	42	1,573,467,420
	34,966,962	105	3,671,531,010

Total outstanding shares (C = A – B)			98,518,253,335

Weighted average number of ordinary shares outstanding (D = C / 273)			360,872,723

	Sep. 30, 2010
(In number of shares)	Number of shares (a)	Days outstanding (b)	Total outstanding shares (a) x (b)
Three-month period
Beginning (A)	386,351,693	92	35,544,355,756
Treasury shares (B)	43,322,704	92	3,985,688,768

Total outstanding shares (C = A – B)			31,558,666,988

Weighted average number of ordinary shares outstanding (D = C / 92)			343,028,989

Nine-month period
Beginning (A)	386,351,693	273	105,474,012,189
Treasury shares (B)	43,322,704	273	11,827,098,192

Total outstanding shares (C = A – B)			93,646,913,997

Weighted average number of ordinary shares outstanding (D = C / 273)			343,028,989

Basic earnings(loss) per share

(in Korean won and in number of shares)	Sep. 30, 2011
	Three months		Nine months
Loss attributable to ordinary shares[1] (E)	(Won)	(12,540,583,874)	(Won)	(44,119,682,959)
Weighted average number of ordinary shares outstanding (F)		383,691,163		360,872,723
Basic earnings(loss) per share (G = E / F)	(Won)	(33)	(Won)	(122)

44

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

(in Korean won and in number of shares)	Sep. 30, 2010
	Three months		Nine months
Profit(loss) attributable to ordinary shares[1] (E)	(Won)	(13,507,992,153)	(Won)	59,471,232,915
Weighted average number of ordinary shares outstanding (F)		343,028,989		343,028,989
Basic earnings(loss) per share (G = E / F)	(Won)	(39)	(Won)	173

[1]	Earnings(loss) attributable to ordinary shares is the same as profit(loss) in statements of comprehensive income.

Diluted earnings(loss) per share

Basic earnings(loss) per share for the nine-month period ended September 30, 2011 and 2010, are equal the diluted earnings(loss) per share because there have been no dilution in the weighted average number of ordinary shares outstanding.

The number of potential ordinary shares which is not included in the computation of diluted earnings(loss) per share for the nine-month period ended September 30, 2011, due to the antidilutive effect, but may result in the dilution of earnings(loss) per share in the future is as follows:

(In number of shares)	Sep. 30, 2011[1]

Share grants	1,069,660

[1]	Includes the number of granted shares for employees and executives of Kookmin Bank and other subsidiaries.

23. Supplemental Cash Flow Information

Cash and cash equivalents as of September 30, 2011, and December 31, 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Dec. 31, 2010

Due from other financial institutions	(Won)	427,233	(Won)	759,998

		427,233		759,998

Restricted due from financial institutions		(3)		(3)
Due from financial institutions with original maturities over three months		(310,000)		—

		(310,003)		(3)

	(Won)	117,230	(Won)	759,995

Significant non-cash activities for nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Sep. 30, 2010
Changes in other receivables and accrued expenses from share grants of subsidiaries	(Won)	690	(Won)	—

45

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

Cash inflow and outflow due to interest and dividend for the nine-month periods ended September 30, 2011 and 2010, are as follows:

(In millions of Korean won)	Sep. 30, 2011		Sep. 30, 2010
Interest received	(Won)	20,401	(Won)	31,614
Interest paid		33,150		52,500
Dividends received		—		95,305
Dividends paid		41,163		78,897

24. Commitments

The commitments made with financial institutions as of September 30, 2011 and December 31, 2010, are as follows:

		Sep. 30, 2011				Dec. 31, 2010
(in millions of Korean won)		Limit for borrowing		Amounts borrowed		Limit for borrowing		Amounts borrowed

General loans	Hana Bank	(Won)	50,000	(Won)	—	(Won)	50,000	(Won)	—
	Woori Bank		130,000		—		130,000		—
Discounting of bills	Korea Exchange Bank		100,000		—		100,000		—

		(Won)	280,000	(Won)	—	(Won)	280,000	(Won)	—

25. Related Party Transactions

Significant related party transactions for the nine-month period ended September 30, 2011, are as follows:

				Provision
(In millions of Korean won)		Revenues		for credit losses		Expenses

Subsidiaries	Kookmin Bank	(Won)	13,834	(Won)	—	(Won)	1,995
	KB Investment & Securities Co., Ltd.		5,084		—		12
	KB Real Estate Trust Co., Ltd.		2,066		—		—
	KB Investment Co., Ltd.		409		—		—
	KB Data Systems Co., Ltd.		—		—		513
Key management			—		—		—

		(Won)	21,393	(Won)	—	(Won)	2,520

46

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

Significant related party transactions for the nine-month period ended September 30, 2010, are as follows:

				Provision
(In millions of Korean won)		Revenues		for credit losses		Expenses

Subsidiaries	Kookmin Bank	(Won)	20,765	(Won)	—	(Won)	1,665
	KB Investment & Securities Co., Ltd.		4,627		—		98
	KB Real Estate Trust Co., Ltd.		1,853		—		—
	KB Investment Co., Ltd.		537		—		—
	KB Data Systems Co., Ltd.		—		—		427
Key management			—		—		—

		(Won)	27,782			(Won)	2,190

The details of receivables and payables, and related allowance for loans losses arising from the related party transactions as of September 30, 2011, are as follows:

(In millions of Korean won)		Receivables		Allowances		Payables

Subsidiaries	Kookmin Bank	(Won)	942,796	(Won)	—	(Won)	495
	KB Kookmin Card Co., Ltd		57,069		—		131
	KB Investment & Securities Co., Ltd.		101,258		—		4,704
	KB Life Insurance Co., Ltd.		249		—		—
	KB Asset Management Co., Ltd.		6,195		—		—
	KB Real Estate Trust Co., Ltd.		50,114		—		—
	KB Investment Co., Ltd.		10,088		—		32
	KB Credit Information Co., Ltd.		121		—		30
	KB Data Systems Co., Ltd.		648		—		52
Key management			—		—		—

		(Won)	1,168,538	(Won)	—	(Won)	5,444

47

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

The details of receivables and payables, and related allowance for loans losses arising from the related party transactions as of December 31, 2010, are as follows:

(In millions of Korean won)		Receivables		Allowances		Payables

Subsidiaries	Kookmin Bank	(Won)	798,265	(Won)	—	(Won)	126,176
	KB Investment & Securities Co., Ltd.		100,717		—		5,920
	KB Life Insurance Co., Ltd.		123		—		—
	KB Asset Management Co., Ltd.		5,236		—		—
	KB Real Estate Trust Co., Ltd.		51,382		—		—
	KB Investment Co., Ltd.		10,059		—		40
	KB Futures Co., Ltd.		519		—		—
	KB Credit Information Co., Ltd.		358		—		—
	KB Data Systems Co., Ltd.		107		—		533
Key management			—		—		—

		(Won)	966,766	(Won)	—	(Won)	132,669

According to K-IFRS No. 1024, the Company includes subsidiaries and key management (including family members). Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the financial statements. Refer to Note 8 for details on subsidiaries.

Key management includes the directors of the Company and companies where the directors and their close family members have the power to influence decision-making process.

The details of compensation to key management for the nine-month period ended September 30, 2011, are as follows:

	Short-term		Post-
(In millions of Korean won)	employee benefits		employment benefits		Termination Benefits		Share-based payments		Total
Registered director (executive)	(Won)	2,009	(Won)	58	(Won)	—	(Won)	1,570	(Won)	3,637
Registered director (non-executive)		331		97		—		(36)		392
Non-registered director		1,850		—		135		540		2,525

	(Won)	4,190	(Won)	155	(Won)	135	(Won)	2,074	(Won)	6,554

48

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

The details of compensation to key management for the nine-month period ended September 30, 2010, are as follows:

	Short-term		Post-
(In millions of Korean won)	employee benefits		employment benefits		Termination Benefits		Share-based payments		Total
Registered director (executive)	(Won)	423	(Won)	35	(Won)	—	(Won)	110	(Won)	568
Registered director (non-executive)		64		—		—		(413)		(349)
Non-registered director		1,371		46		189		888		2,494

	(Won)	1,858	(Won)	81	(Won)	189	(Won)	585	(Won)	2,713

26. Transition to K-IFRS

The Company’s interim separate financial statements as of and for the nine-month period ended September 30, 2011, had been prepared in accordance with K-IFRS which was adopted on January 1, 2011. The Company’s statements of financial position as of December 31, 2010, and the interim separate financial statements for the nine-month period ended September 30, 2010, had been prepared in accordance with previous Korean generally accepted accounting principal (“K-GAAP”). However, K-IFRS No. 1101, First time adoption of K-IFRS, was implemented and these financial statements have been restated in accordance with K-IFRS and the Company’s transition date to K-IFRS was January 1, 2010.

26.1 Significant GAAP differences between K-IFRS and K-GAAP

Significant GAAP differences between K-IFRS and K-GAAP in preparing the Company’s financial statements are as follows:

(a) First time adoption of K-IFRS

The exemptions from other K-IFRS which the Company optionally elected in accordance with K-IFRS No. 1101 are as follows:

Deemed cost for investments in subsidiaries and associates: The Company applies previous GAAP carrying amount as deemed cost as of the transition date.

49

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

(b) Significant GAAP differences between previous GAAP (K-GAAP) and K-IFRS

GAAP differences	K-GAAP	K-IFRS
Investments in subsidiaries	Investments in subsidiaries are recognized in separate financial statements using the equity method	Investments in subsidiaries are recognized in separate financial statements using the cost method

Allowance for loan losses

The calculation of allowance for loan losses is based on the estimates made through reasonable and objective method for receivables of uncertain collectability

Higher amount of historical data of impairment and minimum funding rate by asset quality shall be reserved

If there is objective evidence that an impairment loss on loans and receivables at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate(Incurred loss basis)

Employee benefits

a. Post-employment benefit obligation: Benefits are measured based on assumption that all eligible employees and directors have rendered service for at least one year if they were to terminate their employment as of the date of statement of financial position

b. Short-term employee benefit: recognized as expense in the reporting period during which it is provided in cash

a. Post-employment benefit obligation: It is measured using an actuarial valuation method based on the projected unit credit method

b. Short-term employee benefit: It is recognized as expense when services are provided

26.2. The impact on the financial information of the Company as a result of adoption of K-IFRS

The impact to the Company’s assets, liabilities, equity, profit and comprehensive income as a result of adopting K-IFRS are as follows:

The details of adjustments to the assets, liabilities, equity as of January 1, 2010 (transition date), are as follows:

(In millions of Korean won)	Assets		Liabilities		Equity

Previous K-GAAP	(Won)	18,663,464	(Won)	811,834	(Won)	17,851,630

Adjustments :
Allowance for loan losses		850		—		850
Employee benefits		—		283		(283)
Deferred tax effect due to adjustments		—		(6,246)		6,246

Total adjustments		850		(5,963)		6,813

K-IFRS	(Won)	18,664,314	(Won)	805,871	(Won)	17,858,443

The details of adjustments to the assets, liabilities, equity, profit and comprehensive income as of and for the nine-month period ended September 30, 2010, are as follows:

(In millions of Korean won)	Assets		Liabilities		Equity

Previous K-GAAP	(Won)	19,159,951	(Won)	880,688	(Won)	18,279,263

Adjustments:
Investments in subsidiaries		(442,728)		—		(442,728)
Allowance for loan losses		800		—		800
Employee benefits		—		441		(441)
Deferred tax effect due to adjustments		(7,435)		(9,558)		2,123

Total adjustments		(449,363)		(9,117)		(440,246)

K-IFRS	(Won)	18,710,588	(Won)	871,571	(Won)	17,839,017

50

KB Financial Group Inc.

Notes to Interim Separate Financial Statements

September 30, 2011 and 2010

(In millions of Korean won)	Profit				Comprehensive income
	Three months		Nine months		Three months		Nine months

Previous K-GAAP	(Won)	81,323	(Won)	319,048	(Won)	352,026	(Won)	503,649

Adjustments:
Investments in subsidiaries		(91,674)		(249,059)		(365,830)		(439,675)
Allowance for loan losses		—		(50)		—		(50)
Employee benefits		(598)		(158)		(598)		(158)
Deferred tax effect due to adjustments		(2,559)		(10,310)		894		(4,295)

Total adjustments		(94,831)		(259,577)		(365,534)		(444,178)

K-IFRS	(Won)	(13,508)	(Won)	59,471	(Won)	(13,508)	(Won)	59,471

The details of adjustments to the assets, liabilities, equity, profit and comprehensive income as of and for the year ended December 31, 2010, are as follows:

(In millions of Korean won)	Assets		Liabilities		Equity

Previous K-GAAP	(Won)	18,912,545	(Won)	966,744	(Won)	17,945,801

Adjustments :
Investments in subsidiaries		(134,331)		—		(134,331)
Allowance for loan losses		800		—		800
Employee benefits		—		247		(247)
Deferred tax effect due to adjustments		898		(8,200)		9,098

Total adjustments		(132,633)		(7,953)		(124,680)

K-IFRS	(Won)	18,779,912	(Won)	958,791	(Won)	17,821,121

(In millions of Korean won)	Profit		Comprehensive income

Previous K-GAAP	(Won)	88,320	(Won)	168,977

Adjustments :
Investments in subsidiaries		(44,411)		(130,132)
Allowance for loan losses		(50)		(50)
Employee benefits		36		36
Deferred tax effect due to adjustments		(2,320)		2,744

Total adjustments		(46,745)		(127,402)

K-IFRS	(Won)	41,575	(Won)	41,575

Adjustment summary of cash flows

There is no significant difference on the statement of cash flows prepared in accordance with K-IFRS and K-GAAP.

51